82-4302

Российская СНГ Федерация

**ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО**

# «СУРГУТНЕФТЕГАЗ»

*Расчетный счет № 40702810000000100368*
*в Закрытом акционерном обществе «Сургутнефтегазбанк*
*МФО банка (БИК) 047144709,*
*кор. счет банка № 30101810600000000709, ИНН 86020605*

04010755

«04» March 2004г. № 13-142

SUPPL

SEC MAIL RECEIVED PROCESSING MAR 19 2004 WASH. D.C. SECTION

**[private and confidential, by courier]**

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington N.W., D.C. 20549

Re: OJSC "Surgutneftegas" (File No. 82-4302), Rule 12g3-2(b)

Ladies and gentlemen,

Since OJSC "Surgutneftegas" (hereinafter referred to as "the Company") is exempted from submitting all accounting reports under Rule 12g3-2(b) adopted as an amendment to Securities Exchange Act 1934, we submit you **Quarterly Report of OJSC Surgutneftegas for the fourth quarter of 2003**. Please find enclosed English-language translation of the document.

This information is provided in compliance with Section (b) (1) (i) Rule 12g3-2 of Securities Exchange Act; it is understood that this information and documents are not to be registered by Securities and Exchange Commission and can not therefore entail any liability in compliance with Section 18 of Securities Exchange Act.

If you have any questions or comments about the enclosed document, please do not hesitate to contact **Anton Molchanov** at **+7 (095) 928 52 71** or **Andrei Serebriakov** at **+7 (3462) 42 63 41.** Please date the enclosed copy of this letter and send it back to **Tatyana Makarkina, Moscow representative office of OJSC "Surgutneftegas", ul. Myasnitskaya 34, Str. 1, Moscow, 101000 Russia.**

Enclosure: 1 copy on 123 pages.

Yours sincerely,

Sergei A. Fedorov
Deputy Director General on Securities

PROCESSED MAR 23 2004 THOMSON FINANCIAL

dlw 3/23

Serebriakov
42 63 41


| | | | | | |
|---|---|---|---|---|---|
| *628400, Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Кукуевицкого, 1* | *Тел.:* | *42-61-33 42-60-30* | *ul. Kukuyevitskogo, 1, Surgut, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Russian Federation, Zip Code 628400* | *Tel.:* | *42-61-33 42-60-30* |
| | *Телекс* | *735525 SEVER RU* | | *Telex* | *735525 SEVER RU* |
| | *Факс* | *42-64-95* | | *Fax* | *42-64-95* |
| | *Телетайп* | *314594 SEVER RU* | | *Teletype* | *314594 SEVER RU* |

№0338583

Российская (СНГ) Федерация

82-4302

# ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

# «СУРГУТНЕФТЕГАЗ»

*Расчетный счет № 40702810000000100368*
*в Закрытом акционерном [illegible] «Сургутн[illegible]егазбанк» г.Сургут,*
*МФО банка (БИК) 047[illegible]*
*кор. счет банка № 30[illegible]18[illegible]09, ИН[illegible]602060555*

«04» марта [illegible] № 13-142

SEC MAIL PROCESSING
RECEIVED
MAR 1 9 2004
WASH, D.C. 155 SECTION

SUPPL

**[вручить лично через курьера]**

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

Re: ОАО «Сургутнефтегаз» (файл № 82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам текст **ежеквартального отчета ОАО «Сургутнефтегаз» за IV квартал 2003г.**, и прилагаем его перевод на английский язык.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 110 л.в 1 экз.

С уважением,

Сергей А.Федоров
Заместитель генерального
директора по ценным бумагам

Серебряков
42 63 41


*628400, Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Кукуевицкого, 1*

*Тел.: 42-61-33, 42-60-30*
*Телекс 735525 SEVER RU*
*Факс 42-64-95*
*Телетайп 314594 SEVER RU*

*ul. Kukuyevitskogo, 1, Surgut, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Russian Federation, Zip Code 628400*

*Tel.: 42-61-33, 42-60-30*
*Telex 735525 SEVER RU*
*Fax 42-64-95*
*Teletype 314594 SEVER RU*

№0338582

# ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

## ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

**Открытое акционерное общество «Сургутнефтегаз»**

***Код эмитента: 00155-А***

## за: IV квартал 2003 года

***Место нахождения: Российская Федерация, Тюменская обл., г. Сургут, ул. Кукуевицкого, 1***
***Почтовый адрес: 628400, РФ, Тюменская область, г.Сургут, ул.Кукуевицкого, 1***

***Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах***

И.о. генерального директора ________________ В.Г. Баранков
Дата 10 февраля 2004 года (подпись) И.О. Фамилия

Главный бухгалтер ______________________ М.Н. Глоба
Дата 10 февраля 2004 года (подпись) И.О. Фамилия

М.П.

Контактное лицо: *Молчанов Антон Иванович*
*Начальник управления ценных бумаг*
Тел.: *(095) 928-52-71* Факс: *(095) 928-52-71*
Адрес электронной почты: *AMolchanov@msk.surgutneftegas.ru*
Адрес страницы в сети Интернет: *www.surgutneftegas.ru*

## Оглавление:

# ВВЕДЕНИЕ

**Полное фирменное наименование эмитента.**
***Открытое акционерное общество "Сургутнефтегаз"***

**Сокращенное наименование.**
***ОАО "Сургутнефтегаз"***

**Место нахождения, почтовый адрес эмитента и контактные телефоны.**
Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1***
Почтовый адрес: ***628400, РФ, Тюменская область, г.Сургут, ул.Кукуевицкого, 1***
Тел.: ***(3462) 42-61-33*** Факс: ***(3462) 42-64-95***
Адрес электронной почты: ***secretary@surgutneftegas.ru***
Адрес страницы в сети Интернет, на которой публикуется полный текст отчета: ***www.surgutneftegas.ru***

**Основные сведения о размещенных ценных бумагах.**
Вид: ***акции***
Категория: ***обыкновенные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 рубль***
Количество ценных бумаг выпуска (шт.): ***35 725 994 705***

Вид: ***акции***
Категория: ***привилегированные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 рубль***
Количество ценных бумаг выпуска (шт.): ***7 701 998 235***

**Иная информация, которую эмитент посчитает необходимой указать.**

***Распоряжением ФКЦБ России от 24 июня 2003 года №03-1215/р осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг открытого акционерного общества "Сургутнефтегаз", в результате которого:***
***- аннулированы следующие государственные регистрационные номера, присвоенные выпускам обыкновенных именных бездокументарных акций открытого акционерного общества "Сургутнефтегаз":***
***87-1-664 от 19.07.94;***
***МФ 67-1-01430 от 30.09.96;***
***1-05-00155-А от 25.08.97;***
***1-06-00155-А от 22.12.97;***
***1-07-00155-А от 18.04.2000;***
***указанным выпускам обыкновенных именных бездокументарных акций открытого акционерного общества "Сургутнефтегаз" присвоен государственный регистрационный номер 1-01-00155-А от 24 июня 2003 года;***
***- аннулированы следующие государственные регистрационные номера, присвоенные выпускам привилегированных именных бездокументарных акций открытого акционерного общества "Сургутнефтегаз":***
***87-1-664 от 19.07.94;***
***МФ 67-1-01184 от 05.04.96;***
***МФ 67-1-01431 от 30.09.96;***
***2-05-00155-А от 25.08.97;***
***2-06-00155-А от 24.10.97;***
***указанным выпускам привилегированных именных бездокументарных акций открытого акционерного общества "Сургутнефтегаз" присвоен государственный регистрационный номер 2-01-00155-А от 24 июня 2003 года.***

*«Настоящий ежеквартальный отчет содержит оценки и прогнозы уполномоченных органов управления эмитента касательно будущих событий и действий, перспектив развития отрасли экономики, в которой эмитент осуществляет свою основную деятельность и результатов деятельности эмитента, в том числе планов эмитента, вероятности наступления определенных событий и совершения определенных действий. Инвесторы не должны полностью полагаться на оценки и прогнозы органов управления эмитента, так как фактические результаты деятельности эмитента в будущем могут отличаться от прогнозируемых результатов по многим причинам. Приобретение ценных бумаг эмитента связано с рисками, описанными в настоящем ежеквартальном отчете».*

## 1. Краткие сведения о лицах, входящих в состав органов управления эмитента, сведения о банковских счетах, об аудиторе, оценщике и о финансовом консультанте эмитента, а также об иных лицах подписавших ежеквартальный отчет.

### 1.1. Лица, входящие в состав органов управления эмитента.

Совет директоров эмитента.

Персональный состав совета директоров:

ФИО: ***Усольцев Александр Викторович***
Год рождения: ***1938***

ФИО: ***Ананьев Сергей Алексеевич***
Год рождения: ***1959***

ФИО: ***Анзиряев Юрий Николаевич***
Год рождения: ***1951***

ФИО: ***Мугу Байзет Юнусович***
Год рождения: ***1953***

ФИО: ***Богданов Владимир Леонидович***
Год рождения: ***1951***

ФИО: ***Буланов Александр Николаевич***
Год рождения: ***1959***

ФИО: ***Матвеев Николай Иванович***
Год рождения: ***1942***

ФИО: ***Медведев Николай Яковлевич***
Год рождения: ***1943***

ФИО: ***Федоров Сергей Анатольевич***
Год рождения: ***1956***

Единоличный исполнительный орган: ***Генеральный директор***
ФИО: ***Богданов Владимир Леонидович***
Год рождения: ***1951***

Члены коллегиального исполнительного органа:
***В соответствии с Уставом Общества коллегиальный исполнительный орган не предусмотрен***

**1.2. Сведения о банковских счетах эмитента.**

Полное фирменное наименование кредитной организации: ***Закрытое акционерное общество «Международный Московский Банк»***
Сокращенное наименование кредитной организации: ***Международный Московский Банк (ЗАО)***
Место нахождения: ***г.Москва***
Идентификационный номер налогоплательщика кредитной организации: ***7710030411***
Номер счета: ***40702810000010002908***
Тип счета: ***Расчетный***
Номер счета: ***40702840600010002909 / 601633-USD-4010-02***
Тип счета: ***Текущий валютный доллары США***
Номер счета: ***40702978300010236471/ 601633-EUR-4010-02***
Тип счета: ***Текущий валютный евро***
Номер счета: ***40702826300010002906 / 601633-GBP-4010-02***
Тип счета: ***Текущий валютный англ.фунты стерл.***
Номер счета: ***40702392600010002907 / 601633-JPY-4010-02***
Тип счета: ***Текущий валютный японские йены***
БИК: ***044525545***
Корреспондентский счет кредитной организации: ***30101810300000000545***

Полное фирменное наименование кредитной организации: ***Акционерный коммерческий банк "РОСБАНК" (открытое акционерное общество)***
Сокращенное наименование кредитной организации: ***ОАО АКБ "РОСБАНК"***
Место нахождения: ***РФ, Москва***
Идентификационный номер налогоплательщика кредитной организации: ***7730060164***
Номер счета: ***40702810700001013054***
Тип счета: ***Текущий***
Номер счета: ***40702840700000013054***
Тип счета: ***Текущий валютный доллары США***
Номер счета: ***40702840100008013054***
Тип счета: ***Текущий валютный доллары США***
БИК: ***044525256***
Корреспондентский счет кредитной организации: ***30101810000000000256***

Полное фирменное наименование кредитной организации: ***Сургутское отделение №5940 Акционерного коммерческого Сберегательного банка Российской Федерации (открытое акционерное общество)***
Сокращенное наименование кредитной организации: ***Сургутское отделение 5940 Сбербанка России***
Место нахождения: ***г.Сургут***
Идентификационный номер налогоплательщика кредитной организации: ***7707083893***
Номер счета: ***40702810567170101451***
Тип счета: ***Расчетный***
Номер счета: ***40702840267170100052***
Тип счета: ***Текущий валютный***
БИК: ***047102651***
Корреспондентский счет кредитной организации: ***30101810800000000651***

Полное фирменное наименование кредитной организации: ***АК "Московский Муниципальный банк-Банк Москвы" (ОАО)***
Сокращенное наименование кредитной организации: ***ОАО "Банк Москвы"***
Место нахождения: ***г.Москва***
Идентификационный номер налогоплательщика кредитной организации: ***7702000406***
Номер счета: ***40702810900170000324***
Тип счета: ***Расчетный***
Номер счета: ***40702840200170000324***
Тип счета: ***Текущий валютный доллары США***
БИК: ***044525219***
Корреспондентский счет кредитной организации: ***30101810500000000219***

Полное фирменное наименование кредитной организации: ***Закрытое акционерное общество Акционерный банк "Газпромбанк"***
Сокращенное наименование кредитной организации: ***АБ "Газпромбанк" (ЗАО)***
Место нахождения: ***г.Москва***
Идентификационный номер налогоплательщика кредитной организации: ***7744001497***
Номер счета: ***40702810800000002623***
Тип счета: ***Расчетный***
БИК: ***044525823***
Корреспондентский счет кредитной организации: ***30101810200000000823***

Полное фирменное наименование кредитной организации: ***Коммерческий банк "Дж.П. Морган Банк Интернешнл" (Общество с ограниченной ответственностью)***
Сокращенное наименование кредитной организации: ***КБ "Дж.П. Морган Банк Интернешнл" (ООО)***
Место нахождения: ***Москва***
Идентификационный номер налогоплательщика кредитной организации: ***7710014949***
Номер счета: ***40702840400000000077***
Тип счета: ***Текущий валютный***
БИК: ***044525218***
Корреспондентский счет кредитной организации: ***30101810200000000218***

Полное фирменное наименование кредитной организации: ***Банк внешнеэкономической деятельности СССР***
Сокращенное наименование кредитной организации: ***Внешэкономбанк СССР***
Место нахождения: ***Москва***
Идентификационный номер налогоплательщика кредитной организации: ***7708011796***
Номер счета: ***40502840609882059800***
Тип счета: ***Блокированный счет***
Номер счета: ***40702Р77709882039800***
Тип счета: ***Блокированный счет по инвалютным руб. Корея***
БИК: ***044525060***
Корреспондентский счет кредитной организации: ***30101810500000000060***

Полное фирменное наименование кредитной организации: ***Московский ФИЛИАЛ Закрытого акционерного общества "Сургутнефтегазбанк"***
Сокращенное наименование кредитной организации: ***МФ ЗАО "СНГБ"***
Место нахождения: ***г.Москва***
Идентификационный номер налогоплательщика кредитной организации: ***8602190258***
Номер счета: ***40702810900070000007***
Тип счета: ***Расчетный***
БИК: ***044552698***
Корреспондентский счет кредитной организации: ***30101810800000000698***

Полное фирменное наименование кредитной организации: ***Закрытое акционерное общество "Сургутнефтегазбанк"***
Сокращенное наименование кредитной организации: ***ЗАО "СНГБ"***
Место нахождения: ***Российская Федерация, Ханты-Мансийский автономный округ, г. Сургут***
Идентификационный номер налогоплательщика кредитной организации: ***8602190258***
Номер счета: ***4702810000000100368***
Тип счета: ***Расчетный***
Номер счета: ***40702810700000400368***
Тип счета: ***Расчетный***
Номер счета: ***40702810800000300368***
Тип счета: **Текущий**
Номер счета: ***40702810900000200368***
Тип счета: **Текущий**
Номер счета: ***40702840300000100368***
Тип счета: ***Текущий валютный доллары США***
Номер счета: ***40702826900000100368***
Тип счета: ***Текущий валютный англ.фунты стерл.***
Номер счета: ***40702978900000100368***
Тип счета: ***Текущий валютный евровалюта***
БИК: ***047144709***
Корреспондентский счет кредитной организации: ***30101810600000000709***

### 1.3. Сведения об аудиторе (аудиторах) эмитента.

Наименование: ***Общество с ограниченной ответственностью "Росэкспертиза"***
Сокращенное наименование: ***ООО "Росэкспертиза"***
Место нахождения: ***Российская Федерация, 107078, г. Москва, ул. Маши Порываевой, 11***
Тел.: ***(095) 721-38-83*** Факс: ***(095) 721-38-94***
Адрес электронной почты: ***rosexpertiza@glasnet.ru***
Данные о лицензии аудитора:
Номер лицензии: ***Е 000977***
Дата выдачи: ***25.06.2002***
Срок действия: ***до 24.06.2007***

Орган, выдавший лицензию: ***Министерство Финансов Российской Федерации***

Финансовые года, за которые аудитором проводилась независимая проверка финансовой (бухгалтерской) отчетности Общества:

***ООО «Росэкспертиза» проводила независимые аудиторские проверки финансовой (бухгалтерской) отчетности Общества за отчетные периоды с 1995 по 2001 год включительно.***

Независимость аудитора от эмитента: ***ООО «Росэкспертиза» является независимой аудиторской организацией. Учредителями ООО «Росэкспертиза» являются физические лица – граждане Российской Федерации.***

***Факторов, влияющих на независимость ООО «Росэкспертиза» от Общества, не имеется.***

Порядок выбора аудитора: ***На заседании Совета директоров Общества рассматриваются предложения от различных аудиторских компаний, поступивших ко дню заседания. Совет директоров рассматривает коммерческие предложения аудиторских компаний и выносит решение по выдвижению кандидатуры аудитора для утверждения собранием акционеров.***

Информация о работах, проводимых аудитором в рамках специальных аудиторских заданий: ***В ноябре 2003 года ООО «Росэкспертиза» провела в рамках согласованных аудиторских процедур проверку данных форм по имуществу мобилизационного назначения, подготовленных Обществом по состоянию на 01.01.2003 в соответствии с требованиями Положения о порядке экономического стимулирования мобилизационной подготовки экономики, утвержденным Минэкономразвития РФ, Минфином РФ и МНС РФ от 2.12.2002 №ГГ-181, 13-6-5/9564, БГ-18-01/3.***

Информация о наличии существенных интересов, связывающих аудитора (должностных лиц аудитора) с Обществом (должностными лицами Общества):

***- ООО «Росэкспертиза» и должностные лица ООО «Росэкспертиза» не имеют доли в уставном капитале Общества, не являются акционерами Общества;***

***- ООО «Росэкспертиза» и должностные лица ООО «Росэкспертиза» не получали заемные средства от Общества;***

***- ООО «Росэкспертиза» и должностные лица ООО «Росэкспертиза» не принимали участие в продвижении продукции (услуг) Общества либо совместной деятельности с Обществом коммерческого и некоммерческого характера;***

***- Должностные лица ООО «Росэкспертиза» не имеют родственных связей с должностными лицами Общества;***

***- Никто из должностных лиц Общества не является одновременно должностным лицом ООО «Росэкспертиза», а также никто из должностных лиц ООО «Росэкспертиза» не является одновременно должностным лицом Общества;***

Порядок определения размера вознаграждения аудитора, а также информация о наличии отсроченных и просроченных платежей за оказанные аудитором услуги:

***ООО «Росэкспертиза» представляет в Совет директоров Общества коммерческое предложение, в котором описывается порядок проведения аудита во всех существенных аспектах аудита, приводится расчет трудозатрат на выполнение аудита годовой финансовой (бухгалтерской) отчетности Общества и расчет командировочных расходов, а также проект договора на оказание аудиторских услуг. В случае необходимости у ООО «Росэкспертиза» запрашиваются дополнительные расчеты и пояснения. По предоставленным материалам Совет директоров Общества выносит решение об утверждении размера вознаграждения ООО «Росэкспертиза».***

***Отсроченных и просроченных платежей Общества за оказанные услуги ООО «Росэкспертиза» не имеется.***

### 1.4. Сведения об оценщике эмитента.

Наименование: ***Общество с ограниченной ответственностью "Росэкспертиза"***
Сокращенное наименование: ***ООО "Росэкспертиза"***
Место нахождения: ***Российская Федерация, 107078, г. Москва, ул. Маши Порываевой, 11***
Тел.: ***(095) 721-38-83*** Факс: ***(095) 721-38-94***
Адрес электронной почты: ***rosexpertiza@glasnet.ru***

Данные о лицензии оценщика:
Номер лицензии: ***№000140***
Дата выдачи: ***17.08.2001***
Срок действия: ***до 16.08.2004***
Орган, выдавший лицензию: ***Министерство имущественных отношений РФ***
***Уставом отражено право на оценочную деятельность***

Информация об услугах по оценке: ***ООО «Росэкспертиза» выполняло комплекс работ по переоценке основных средств Общества по состоянию на 1.01.1999г. Все расчеты произведены в соответствии с инструктивными документами по переоценке основных фондов, выпущенных Правительством РФ, Госкомстатом РФ, Государственной налоговой службой РФ и другими государственными органами.***

Наименование: ***Открытое акционерное общество "Объединенные консультанты «ФДП"***
Сокращенное наименование: ***ОАО "Объединенные консультанты «ФДП"***
Место нахождения: ***г. Москва, проспект Мира, д.124, к.15***
Тел.: ***(095) 283-74-54*** Факс: ***(095) 283-34-17***
Адрес электронной почты: ***нет информации***

Данные о лицензии оценщика:
Номер лицензии: ***№000016***
Дата выдачи: ***6.08.2001***
Срок действия: ***до 6.08.2004***

Орган, выдавший лицензию: ***Министерство имущественных отношений РФ***
Информация об услугах по оценке: ***ОАО «Объединенные консультанты «ФДП» представило экспертное заключение о полной восстановительной стоимости основных средств на 1.01.2002г.***

### 1.5. Сведения о консультантах эмитента.

***Финансового консультанта не имеет***

### 1.6. Сведения об иных лицах, подписавших ежеквартальный отчет.

*Фамилия Имя Отчество:* ***Глоба Михаил Николаевич***
*Организация:* ***ОАО «Сургутнефтегаз»***
*Должность:* ***Главный бухгалтер***
*Тел.* ***(3462) 42-69-39*** *Факс:* ***(3462) 42-68-49***

## 2. Основная информация о финансово-экономическом состоянии эмитента.

### 2.1. Показатели финансово-экономической деятельности эмитента:

***В отчетном квартале информация не указывается***

### 2.2. Рыночная капитализация.

***Рыночная капитализация рассчитана как сумма произведений количества акций каждой категории на средневзвешенную цену одной акции этой категории:***

*Период:* ***1999 год***
*Средневзвешенная цена:*
метод расчета: ***рассчитана по 10 наиболее крупным сделкам в системе РТС в течение декабря месяца 1999 года***
*Рыночная капитализация:* ***$6 286 557 753***

*Период:* ***2000 год***
*Средневзвешенная цена:*
*метод расчета:* ***рассчитана по 10 наиболее крупным сделкам в системе РТС в течение декабря месяца 2000 года***
*Рыночная капитализация:* ***$8 600 550 747***

*Период:* ***2001 год***
*Средневзвешенная цена:*
*метод расчета:* ***рассчитана по 10 наиболее крупным сделкам в системе РТС в течение декабря месяца 2001 года***
*Рыночная капитализация:* ***$11 999 520 907***

*Период:* ***2002 год***
*Средневзвешенная цена:*
*метод расчета:* ***рассчитана по 10 наиболее крупным сделкам в системе РТС в течение декабря месяца 2002 года***
*Рыночная капитализация:* ***$12 597 329 217***

*Период:* ***2003 год***
*Средневзвешенная цена:*
*метод расчета:* ***рассчитана по 10 наиболее крупным сделкам в системе РТС в течение декабря месяца 2003 года***
*Рыночная капитализация:* ***$23 455 881 946***

### 2.3. Обязательства эмитента.

2.3.1. Кредиторская задолженность.

***В отчетном квартале информация не указывается***

2.3.2. Кредитная история.

***См. пункт 8.10.***

2.3.3. Обязательства эмитента из обеспечения, предоставленного третьим лицам.

***См.п.8.10.***

2.3.4. Прочие обязательства эмитента.

***Соглашений Общества, включая срочные сделки, не отраженные в его бухгалтерском балансе, которые могут существенным образом отразиться на финансовом состоянии Общества, его ликвидности, источниках финансирования и условиях их использования, результатах деятельности и расходах в анализируемый период не заключалось.***

**2.4. Цели эмиссии и направления использования средств, полученных в результате размещения эмиссионных ценных бумаг.**

| Номер выпуска | Цели эмиссии | Направление средств, полученных в результате эмиссии |
|---|---|---|
| *2.* | ***Увеличение размера уставного капитала на сумму переоценки основных средств Общества на 1 января 1994 года.*** | ***В связи с тем, что акции выпуска распределялись среди акционеров пропорционально количеству принадлежащих им обыкновенных и привилегированных именных акций акционерного общества безвозмездно, то привлечение средств не осуществлялось.*** |
| *3.* | ***Увеличение размера уставного капитала на величину приращения стоимости прочего имущества Общества.*** | ***Мобилизуемые настоящим выпуском средства были направлены на использование по основным видам деятельности.*** |
| *4.* | ***Привлечение инвестиций*** | ***Средства, мобилизуемые путем выпуска ценных бумаг, направляются на укрепление социально-экономического положения трудового коллектива ОАО «Сургутнефтегаз» (насчитывающего более 60 тыс. человек) и в частности для предотвращения задолженности по заработной плате и иным выплатам.*** |
| *5.* | ***Привлечение инвестиций*** | ***Средства, мобилизуемые путем выпуска ценных бумаг, направляются на укрепление социально-экономического положения трудового коллектива ОАО «Сургутнефтегаз» (насчитывающего более 60 тыс. человек).*** |
| *6.* | ***Увеличение размера уставного капитала на сумму переоценки основных средств Общества*** | ***В связи с тем, что акции дополнительного (шестого) выпуска распределялись среди акционеров пропорционально количеству принадлежащих им обыкновенных именных акций акционерного общества безвозмездно, то привлечение средств не осуществлялось.*** |
| *7.* | ***Увеличение размера уставного капитала на сумму переоценки основных средств Общества*** | ***В связи с тем, что акции дополнительного (седьмого) выпуска распределялись среди акционеров пропорционально количеству принадлежащих им привилегированных именных акций акционерного общества безвозмездно, то привлечение средств не осуществлялось.*** |

| | | |
|---|---|---|
| *8.* | *Привлечение инвестиций* | *Средства, вырученные от продажи привилегированных акций настоящего выпуска, были направлены на осуществление инвестиционных проектов.* |
| *9.* | *Привлечение инвестиций* | *Средства, вырученные от продажи обыкновенных акций настоящего выпуска, были направлены на осуществление инвестиционных проектов.* |
| *10.* | *Переход на единую акцию группы Сургутнефтегаз* | *Акции настоящего выпуска были предназначены для обмена на акции ОАО «НК «Сургутнефтегаз», доли в уставных капиталах обществ с ограниченной ответственностью «Производственное объединение «Киришинефтеоргсинтез», «Сбытовое объединение «Псковнефтепродут», «Сбытовое объединение «Тверьнефтепродукт», «Калининграднефтепродукт», «Новгороднефтепродукт». Средства, вырученные от размещения акций настоящего выпуска, были направлены на увеличение доли владения акциями ОАО «НК «Сургутнефтегаз».* |

**2.5. Риски, связанные с приобретением размещаемых (размещенных) эмиссионных ценных бумаг.**

2.5.1. Отраслевые риски

***Основными факторами, влияющими на конъюнктуру цен на нефть в краткосрочной и среднесрочной перспективе, являются:***

***изменение конъюнктуры мировых рынков;***

***состояние экономики стран - ведущих потребителей нефти (США, страны ЕС);***

***решения ОПЕК в области поставок нефти на мировые рынки;***

***эскалация военных конфликтов (Ирак, Израиль);***

***изменение конъюнктуры внутреннего рынка РФ;***

***увеличение экспортных мощностей по транспортировке нефти;***

***состояние и динамика роста экономики РФ;***

***динамика изменения цен на нефть на мировых рынках, влияющих на рентабельность экспортных поставок нефти и нефтепродуктов ж/д транспортом.***

2.5.2. Страновые и региональные риски

***Общество осуществляет свою основную деятельность на территории Ханты-Мансийского и Ямало-Ненецкого автономных округов Тюменской области, а также Северо-западной части Российской Федерации. Акцентируя внимание на ведении эффективного бизнеса, направленного на долгосрочный рост, социальную ответственность перед государством, обществом и трудовым коллективом, а также учитывая сложившееся в последние годы стабильное политическое развитие государства РФ и регионов, где осуществляется основная деятельность, Общество не несет каких – либо значительных страновых и региональных политических рисков.***

***Географические особенности регионов, где Общество осуществляет свою деятельность, традиционно не связаны с повышенной сейсмопасностью или вероятностью стихийных бедствий на уровне выше среднего в целом по регионам РФ.***

2.5.3. Финансовые риски

***Общество получает значительную часть доходов от основной деятельности, которая связана с экспортом продукции на зарубежные рынки. При осуществлении экспорта продукции Общество осуществляет взаиморасчеты, как правило, в долларах США. В соответствии с чем, Общество несет риски изменения валютных курсов по отношению к доллару США. При этом политика Общества в области управления краткосрочными и долгосрочными финансовыми вложениями направлена на снижение рисков неблагоприятного изменения валютных курсов.***

***Риски изменения процентных ставок в меньшей степени воздействуют на деятельность Общества в связи с его устойчивым финансовым состоянием, отсутствием значительных заимствований и наличием значительных финансовых средств, предназначенных для реализации стратегических проектов. Однако изменение процентных ставок, связанных с переоценкой страновых рисков, способны привести к изменению требований Общества по доходности инвестиционных проектов.***

2.5.4. Правовые риски

***За отчетный квартал правовых рисков, связанных с деятельностью Общества, а также с изменением налогового и валютного законодательства, требований по лицензированию основной деятельности Общества не было. При этом следует указать на изменения в таможенном законодательстве о таможенных платежах. Постановлением Правительства от 15.09.2003 № 573 «Об утверждении ставок вывозных таможенных пошлин на нефть сырую и нефтепродукты...» изменен размер ставок экспортных пошлин на нефть сырую и продукты ее переработки в сторону их увеличения (с 25.1 долларов США за 1000 кг. до 33.8 и с 22.6 долларов США за 1000 кг. до 30.4 соответственно). Данные изменения могут повлиять на размер чистой прибыли Общества, зависящей от размера ставок вывозных таможенных пошлин на нефть сырую и продукты ее переработки.***

2.5.5. Риски, связанные с деятельностью эмитента

***Указанные риски отсутствуют.***

## 3.Подробная информация об эмитенте.

### 3.1. История создания и развития эмитента

3.1.1. Данные о фирменном наименовании (наименовании) эмитента:

Полное фирменное наименование эмитента:
***Открытое акционерное общество "Сургутнефтегаз"***
Сокращенное наименование:
***ОАО "Сургутнефтегаз"***

Сведения об изменениях в наименовании и организационно-правовой форме эмитента:
***Производственное объединение "Сургутнефтегаз"***
***ПО "Сургутнефтегаз"***
Введено: ***15.09.1977***

***Акционерное общество открытого типа "Сургутнефтегаз"***
***АООТ "Сургутнефтегаз"***
Введено: ***6.05.1993***

***Открытое акционерное общество "Сургутнефтегаз"***
***ОАО "Сургутнефтегаз"***
Введено: ***27.06.1996***

Текущее наименование введено: ***27.06.1996***

3.1.2. Сведения о государственной регистрации эмитента.

Дата государственной регистрации эмитента: ***6.05.1993***

Номер свидетельства о государственной регистрации (иного документа, подтверждающего государственную регистрацию эмитента): ***12-4782***

Орган, осуществивший государственную регистрацию: ***Администрацией города Сургута Ханты-Мансийского автономного округа Тюменской области***

Дата регистрации в ЕГРЮЛ: ***18.09.2002***

Основной государственный регистрационный номер: ***1028600584540***

Орган, осуществивший государственную регистрацию: ***Министерство России по налогам и сборам по г.Сургуту Ханты-Мансийского автономного округа***

3.1.3. Сведения о создании и развитии эмитента.

срок существования эмитента: ***Общество было создано в соответствии с Указом Президента РФ №1403 от 17.11.1992г. «Об особенностях приватизации и преобразования в акционерные общества государственных предприятий, производственных и научно-производственных объединений нефтяной, нефтеперерабатывающей промышленности и нефтепродуктообеспечения» 06.05.1993г. - Преобразование ПО «Сургутнефтегаз» в АООТ «Сургутнефтегаз». Решением годового общего собрания акционеров АООТ «Сургутнефтегаз» от 15.06.1996г. протокол №32 в связи с приведением учредительных документов Общества в соответствие с нормами Федерального закона от 26.12.1995г. № 208-ФЗ «Об акционерных обществах» утвержден Устав Общества в новой редакции, в соответствии с которым с 27.06.1996г. изменилось фирменное наименование Общества с АООТ «Сургутнефтегаз» на ОАО «Сургутнефтегаз».***

срок до которого будет существовать эмитент: ***Срок не определен.***

цель создания: ***Основной целью деятельности Общества является извлечение прибыли.***

иная информация: ***Иная информация отсутствует.***

3.1.4. Контактная информация.

Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1***
Место нахождения постоянно действующего исполнительного органа: ***Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1***

Тел.: ***(3462) 42-61-33***
Факс: ***(3462) 42-64-95***

Адрес электронной почты: *secretary@surgutneftegas.ru*
Адрес страницы в сети Интернет: *www.surgutneftegas.ru*

Общество по работе с акционерами и инвесторами
Наименование: ***Общество с ограниченной ответственностью "Инвест-Защита"***
Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г. Сургут***
Тел.: ***(3462) 46-46-50***
Факс: ***(3462) 46-46-50***
Адрес электронной почты: ***Sasha@wsnet.ru***
Адрес страницы в сети Интернет: ***Нет***

3.1.5. Идентификационный номер налогоплательщика.

***8602060555***

3.1.6. Филиалы и представительства.

Наименование: ***Московское представительство ОАО "Сургутнефтегаз"***
Место нахождения: ***101000, РФ, г. Москва, ул. Мясницкая, 34 стр.1***
Почтовый адрес: ***101000, РФ, г. Москва, ул. Мясницкая, 34 стр.1***
Руководитель: ***Макаркин Юрий Николаевич***
Дата открытия: ***27.09.1993***
Срок действия доверенности: ***31.12.2003***

**3.2.Основная хозяйственная деятельность эмитента.**

3.2.1. Отрслевая принадлежность эмитента.

Коды ОКВЭД: ***11.10.11; 45; 74.14; 74.20.2; 64.20; 75.13; 55.30; 52; 72; 22.1.***

3.2.2. Основная хозяйственная деятельность эмитента.

***В отчетном квартале информация не указывается***

3.2.3. Основные виды продукции (работ, услуг).

***В отчетном квартале информация не указывается***

3.2.4. Поставщики эмитента, на долю которых приходится 10 и более процентов всех поставок товарно-материальных ценностей, с указанием их доли в общем объеме поставок.

Полное фирменное наименование: ***Закрытое акционерное общество «Торговый дом трубная металлургическая компания».***

Доля в общем объеме поставок: ***17,39%.***
Доля импорта в поставках эмитента: ***13,26%.***

3.2.5. Рынки сбыта продукции (работ, услуг) эмитента.

***Потребителей, на оборот с которыми приходится не менее чем 10 процентов общей выручки от продажи продукции (работ, услуг) Общества в отчетном квартале нет.***

***Основные рынки деятельности ОАО «Сургутнефтегаз» по реализации нефти на территории России: республика Башкортостан, Хабаровский край, Московская и Ленинградская области, по реализации нефти на экспорт: Германия, Польша, Чехия, Швейцария, Нидерланды, Великобритания, США, Британские Виргинские острова, а также НПЗ Белоруссии и Украины. Наиболее крупный потребитель - «SUNIMEX HANDELS-GMBH» (Гамбург, Германия), доля которого в общем объеме реализации составляет 20,5%.***

***Основные рынки деятельности ОАО «Сургутнефтегаз» по реализации нефтепродуктов на территории России: г.Санкт-Петербург, Ленинградская, Новгородская, Псковская, Тверская, Московская и Калининградская области, по реализации нефтепродуктов на экспорт – Швейцария, Великобритания и Финляндия. Самые крупные потребители - «Gunvor International Ltd», Британские Виргинские острова и «INTERNATIONAL PETROLEUM PRODUCTS LTD, COLOGNY BRANCH», Швейцария, на долю которых приходится 79,9% от общего объема реализации нефтепродуктов.***

***Основной рынок деятельности ОАО «Сургутнефтегаз» по реализации газа: г. Сургут. Самый крупный потребитель – ОАО «Тюменьэнерго», г. Сургут, на долю которого приходится 97,3% от общего объема реализации газа.***

***Рынок сбыта продуктов газопереработки (сжиженных углеводородов) определился следующим образом:***

***по сжиженному газу - город Сургут и Сургутский район; по дистилляту газового конденсата - города Тюмень и Омск; по ШФЛУ – г. Тобольск.***

***Наиболее крупными потребителями ШФЛУ – ОАО «Сибирско-Уральская нефтегазохимическая компания».***

***Факторы, которые могут негативно повлиять на сбыт продукции – возможное снижение уровня мировых цен на нефть и нефтепродукты, увеличение транспортых тарифов, тарифов на электроэнергию, увеличение акцизов на нефтепродукты.***

***Действия Общества по уменьшению такого влияния – увеличение объемов производства, перераспределение объемов в направлении с наиболее благоприятной конъюнктурой цен.***

3.2.6. Практика деятельности в отношении оборотного капитала и запасов.

***Расчет коэффициента оборачиваемости запасов производится согласно методике, утвержденной Министерством экономики РФ от 21.06.1999 №ВК 477.***

***Коэффициент оборачиваемости товарно - материальных запасов рассчитывается как отношение выручки от продаж к средней за период стоимости запасов.***

$$\text{Коэффициент оборачиваемости производственных запасов} = \frac{\textit{Выручка от продаж}}{\textit{Средняя стоимость товарно-материальных запасов}}$$

Величина коэффициента оборачиваемости запасов за 4 квартал 2003 года.

***См. пункт 8.10.***

Политика Общества в части оборотного капитала и запасов.

***Политика Общества в отношении оборотного капитала и запасов направлена на обеспечение необходимого для продолжения производства уровня оборотных активов при условии контроля соответствия источников финансирования оборотного капитала характеру финансируемых активов.***

3.2.7. Сырье.

| № п/п | Наименование показателя | Ед. изм. | 4 квартал 2003 года |
|---|---|---|---|
| *1* | *Добыча нефти* | *тыс. т* | *14 118,229* |

3.2.8. Основные конкуренты.

***Учитывая значительную емкость мирового рынка нефти и нефтепродуктов и ограниченные экспортные возможности транспортных систем РФ, а также ограниченный платежеспособный спрос внутреннего рынка, основными конкурентами Общества при осуществлении производственной деятельности являются наиболее крупные нефтяные компании, осуществляющие деятельность по добыче, производству и реализации нефти и нефтепродуктов на территории РФ.***

***Общество осуществляет поставки нефти и нефтепродуктов в целый ряд экспортных рынков, основными из которых являются Белоруссия, Украина, Германия, Польша, Чехия, Швейцария, Нидерланды, Великобритания, США, Британские Виргинские острова, Финляндия.***

***Основными внутренними рынками продукции Общества являются г.Санкт-Петербург, Ленинградская, Новгородская, Псковская, Тверская, Московская и Калининградская области, а также ряд НПЗ РФ.***

**Добыча нефти основными конкурентами – крупнейшими компаниями в РФ**

| Наименование | Страна регистрации | Добыча нефти, тыс.т. | | | | | Доля в добыче РФ,% | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1999 | 2000 | 2001 | 2002 | 2003 | 1999 | 2000 | 2001 | 2002 | 2003 |
| Лукойл | Россия | 53 354 | 62 178 | 62 916 | 75 474 | 78 870 | 17% | 19% | 18% | 20% | 19% |
| Юкос | Россия | 34 188 | 49 547 | 58 113 | 69 387 | 80 747 | 11% | 15% | 17% | 18% | 19% |
| Сургутнефтегаз | Россия | 37 573 | 40 621 | 44 028 | 49 208 | 54 025 | 12% | 13% | 13% | 13% | 13% |
| ТНК | Россия | 20 060 | 30 842 | 40 607 | 37 501 | 42 961 | 7% | 10% | 12% | 10% | 10% |
| Сибнефть | Россия | 16 323 | 17 199 | 20 593 | 26 327 | 31 394 | 5% | 5% | 6% | 7% | 7% |
| Роснефть | Россия | 12 554 | 13 473 | 14 942 | 16 112 | 19 568 | 4% | 4% | 4% | 4% | 5% |
| Славнефть | Россия | 11 930 | 12 497 | 14 928 | 14 700 | 18 097 | 4% | 4% | 4% | 4% | 4% |
| Сиданко | Россия | 19 555 | 10 689 | 9 135 | 16 263 | 18 618 | 6% | 3% | 3% | 4% | 4% |
| Башнефть | Россия | 12 261 | 11 941 | 11 864 | 12 015 | 12 046 | 4% | 4% | 3% | 3% | 3% |
| Татнефть | Россия | 24 065 | 24 337 | 24 612 | 24 612 | 24 669 | 8% | 8% | 7% | 6% | 6% |
| Итого по НК | | 241 862 | 273 323 | 301 736 | 341 599 | 380 995 | 79% | 85% | 87% | 90% | 90% |
| Добыча по России | | 304 994 | 323 224 | 348 067 | 379 628 | 421 347 | 100% | 100% | 100% | 100% | 100% |

***Источник: ЦДУ Минтопэнерго***

**Производство газа основными конкурентами – крупнейшими компаниями в РФ**

| Наименование | Страна регистрации | Производство газа, млн. куб.м. | | | | | Доля в РФ, % | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1999 | 2000 | 2001 | 2002 | 2003 | 1999 | 2000 | 2001 | 2002 | 2003 |
| Лукойл | *Россия* | *2 971* | *3 602* | *3 722* | *4 276* | *4 699* | *1%* | *1%* | *1%* | *1%* | *1%* |
| Юкос | *Россия* | *1 211* | *1 583* | *1 707* | *2 392* | *3 448* | *0%* | *0%* | *0%* | *0%* | *1%* |
| Сургутнефтегаз | *Россия* | *11 118* | *11 144* | *11 103* | *13 304* | *13 883* | *2%* | *2%* | *2%* | *2%* | *2%* |
| ТНК | *Россия* | *1 834* | *2 901* | *4 692* | *3 640* | *4 974* | *0%* | *0%* | *1%* | *1%* | *1%* |
| Сибнефть | *Россия* | *1 345* | *1 428* | *1 639* | *1 402* | *1 986* | *0%* | *0%* | *0%* | *0%* | *0%* |
| Роснефть | *Россия* | *4 908* | *5 628* | *6 131* | *6 460* | *7 018* | *1%* | *1%* | *1%* | *1%* | *1%* |
| Славнефть | *Россия* | *713* | *719* | *1 390* | *559* | *823* | *0%* | *0%* | *0%* | *0%* | *0%* |
| Сиданко | *Россия* | *2 093* | *1 305* | *715* | *1 130* | *1 844* | *0%* | *0%* | *0%* | *0%* | *0%* |
| Башнефть | *Россия* | *421* | *391* | *374* | *366* | *369* | *0%* | *0%* | *0%* | *0%* | *0%* |
| Татнефть | *Россия* | *742* | *749* | *753* | *718* | *728* | *0%* | *0%* | *0%* | *0%* | *0%* |
| Итого по НК | | *27 355* | *29 450* | *32 224* | *34 246* | *39 770* | *5%* | *5%* | *6%* | *6%* | *6%* |
| Добыча по России | | *589 690* | *584 186* | *581 509* | *595 373* | *616 455* | *100%* | *100%* | *100%* | *100%* | *100%* |

**Первичная переработка нефти основными конкурентами – крупнейшими компаниями в Российской Федерации**

| Наименование | Страна регистрации | Первичная переработка, тыс. т | | | | | Доля в РФ, % | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1999 | 2000 | 2001 | 2002 | 2003 | 1999 | 2000 | 2001 | 2002 | 2003 |
| Лукойл | *Россия* | *20 509* | *23 176* | *22 730* | *33 941* | *34 271* | *12%* | *13%* | *13%* | *18%* | *18%* |
| Юкос | *Россия* | *25 542* | *23 056* | *16 543* | *30 924* | *30 949* | *15%* | *13%* | *9%* | *17%* | *16%* |
| Сургутнефтегаз | *Россия* | *17 152* | *15 967* | *15 868* | *14 812* | *15 296* | *10%* | *9%* | *9%* | *8%* | *8%* |
| ТНК | *Россия* | *21 966* | *22 466* | *11 801* | *15 519* | *15 749* | *13%* | *13%* | *7%* | *8%* | *8%* |
| Сибнефть | *Россия* | *12 459* | *12 555* | *13 258* | *13 264* | *13 832* | *7%* | *7%* | *7%* | *7%* | *7%* |
| Роснефть | *Россия* | *7 342* | *8 381* | *7 753* | *8 404* | *9 638* | *4%* | *5%* | *4%* | *5%* | *5%* |
| Славнефть | *Россия* | *9 776* | *10 826* | *11 476* | *11 833* | *11 739* | *6%* | *6%* | *6%* | *6%* | *6%* |
| Сиданко | *Россия* | *3 272* | *3 671* | *13 542* | *4 636* | *4 642* | *2%* | *2%* | *8%* | *3%* | *2%* |
| Башнефть | *Россия* | | | | | | *0%* | *0%* | *0%* | *0%* | *0%* |
| Татнефть | *Россия* | *0* | *0* | *5 915* | *5 347* | *6 326* | *0%* | *0%* | *3%* | *3%* | *3%* |
| Итого по НК | | *118 018* | *120 098* | *118 886* | *138 679* | *142 442* | *70%* | *69%* | *67%* | *75%* | *75%* |
| Всего России | | *168886* | *174604* | *178362* | *184961* | *189478* | *100%* | *100%* | *100%* | *100%* | *100%* |

***Основные факторы конкурентоспособности Общества:***

- ***концентрация на применении современных технологий добычи нефти;***

***Обеспечивает возможность рентабельной работы на сложных запасах при сохранении конкурентоспособного уровня затрат, а также наибольший уровень нефтеизвлечения месторождений Общества;***

- ***наличие в структуре компании собственных сервисных подразделений;***

***Наличие собственных сервисных подразделений, которые занимаются геологоразведкой, бурением, строительством скважин, транспортом, машиностроением и научными исследованиями определяет способность Общества к освоению новых регионов деятельности, контролю над капитальными и операционными затратами в секторе добычи;***

- ***выгодное расположение НПЗ Общества в Ленинградской области:***

***Возможность эффективного экспорта нефтепродуктов;***

- ***значительный уровень производства газа;***

***Эффективное использование ресурсов газа, опыт работы в секторе производства и переработки газа, а также производства электроэнергии дает возможности по расширению операций компании в газовом секторе и электроэнергетике.***

3.2.9. Сведения о наличии лицензий.
Номер: ***ХМН 00431 НЭ***
Дата выдачи: ***13.07.1993***
Срок действия: ***до 12.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Западно-Сургутского лицензионного участка***

Номер: ***ХМН 00435 НЭ***
Дата выдачи: ***13.07.1993***
Срок действия: ***до 12.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Восточно-Сургутского лицензионного участка***

Номер: ***ХМН 00438 НЭ***
Дата выдачи: ***14.07.1993***
Срок действия: ***до 13.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Яунлорского лицензионного участка***

Номер: ***ХМН 00436 НЭ***
Дата выдачи: ***15.07.1993***
Срок действия: ***до 14.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Сайгатинского лицензионного участка***

Номер: ***ХМН 00558 НЭ***
Дата выдачи: ***15.07.1993***
Срок действия: ***до 14.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Восточно-Елового лицензионного участка***

Номер: ***ХМН 00814 НЭ***
Дата выдачи: ***4.06.1998***
Срок действия: ***до 3.06.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Тончинского лицензионного участка***

Номер: ***ХМН 01237 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия: ***до 21.05.2025***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Западно-Эргинского лицензионного участка***

Номер: ***ХМН 01236 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия: ***до 21.05.2025***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Кондинского лицензионного участка***

Номер: ***ХМН 01233 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия: ***до 21.05.2025***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Чапровского лицензионного участка***

Номер: ***ТЮМ 11997 НР***
Дата выдачи: ***11.12.2003***
Срок действия: ***до 24.11.2028***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Северо-Ютымского лицензионного участка***

Номер: ***ТЮМ 11998 НР***
Дата выдачи: ***11.12.2003***
Срок действия: ***до 24.11.2028***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Южно-Ютымского лицензионного участка***

Номер: ***ХМН 00408 НЭ***
Дата выдачи: ***14.07.1993***
Срок действия: ***до 13.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Федоровского лицензионного участка***

Номер: ***ХМН 00405 НЭ***
Дата выдачи: ***14.07.1993***
Срок действия: ***до 13.07.2013***

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Дунаевского лицензионного участка***

Номер: ***ХМН 00406 НЭ***
Дата выдачи: ***15.07.1993***
Срок действия: ***до 14.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Лянторского лицензионного участка***

Номер: ***ХМН 00412 НЭ***
Дата выдачи: ***5.07.1994***
Срок действия: ***до 4.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Маслиховского лицензионного участка***

Номер: ***ХМН 00440 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия: ***до 4.03.2022***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Сахалинского лицензионного участка***

Номер: ***ХМН 00439 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия: ***до 4.03.2022***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Сыньеганского лицензионного участка***

Номер: ***ХМН 00433 НЭ***
Дата выдачи: ***27.12.1993***
Срок действия: ***до 26.12.2018***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Южно-Комынского лицензионного участка***

Номер: ***ХМН 00811 НЭ***
Дата выдачи: ***4.06.1998***
Срок действия: ***до 3.06.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Западно-Камынского лицензионного участка***

Номер: ***ХМН № 01087 НЭ***
Дата выдачи: ***27.09.1999***
Срок действия: ***до 26.09.2024***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Северо-Селияровского лицензионного участка***

Номер: ***ХМН 01524 НР***
Дата выдачи: ***18.04.2001***
Срок действия: ***до 17.04.2026***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Ларкинского лицензионного участка***

Номер: ***ХМН 00409 НЭ***
Дата выдачи: ***13.07.1993***
Срок действия: ***до 12.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Быстринского лицензионного участка***

Номер: ***ХМН 00437 НЭ***
Дата выдачи: ***20.07.1993***
Срок действия: ***до 19.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Солкинского лицензионного участка (Северная часть)***

Номер: ***ХМН 00418 НЭ***
Дата выдачи: ***15.07.1993***
Срок действия: ***до 14.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Западно-Солкинского лицензионного участка***

Номер: ***ХМН 00407 НЭ***
Дата выдачи: ***29.09.1993***
Срок действия: ***до 28.09.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Вачимского лицензионного участка***

Номер: ***ХМН 00410 НЭ***
Дата выдачи: ***14.07.1993***
Срок действия: ***до 13.07.2013***

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Комарьинского лицензионного участка***

Номер: ***ХМН 00813 НЭ***
Дата выдачи: ***4.06.1998***
Срок действия: ***до 3.06.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Восточно-Сахалинского лицензионного участка***

Номер: ***ХМН 00422 НЭ***
Дата выдачи: ***24.10.1995***
Срок действия: ***до 23.10.2020***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Тундринского лицензионного участка***

Номер: ***ХМН 01235 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия: ***до 21.05.2025***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Новобыстринского лицензионного участка***

Номер: ***ХМН 01525 НР***
Дата выдачи: ***18.04.2001***
Срок действия: ***до 17.04.2026***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Рогожниковского лицензионного участка***

Номер: ***ХМН 11355 НЭ***
Дата выдачи: ***26.12.2002***
Срок действия: ***до 26.06.2014***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Северо-Юрьевского лицензионного участка***

Номер: ***ХМН 00423 НЭ***
Дата выдачи: ***14.07.1993***
Срок действия: ***до 13.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Савуйского лицензионного участка***

Номер: ***ХМН 00419 НЭ***
Дата выдачи: ***13.07.1993***
Срок действия: ***до 12.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Родникового лицензионного участка***

Номер: ***ХМН 00417 НЭ***
Дата выдачи: ***14.07.1993***
Срок действия: ***до 13.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Русскинского лицензионного участка***

Номер: ***ХМН 00564 НЭ***
Дата выдачи: ***27.09.1993***
Срок действия: ***до 28.09.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Конитлорского лицензионного участка***

Номер: ***ХМН 01234 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия: ***до 21.05.2025***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Сыхтымского лицензионного участка***

Номер: ***ХМН 00434 НЭ***
Дата выдачи: ***14.07.1993***
Срок действия: ***до 13.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Нижне-Сортымского лицензионного участка***

Номер: ***ХМН 00411 НЭ***
Дата выдачи: ***13.07.1993***
Срок действия: ***до 12.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Алехинского лицензионного участка***

Номер: ***ХМН 00432 НЭ***
Дата выдачи: ***14.07.1993***
Срок действия: ***до 13.07.2013***

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Камынского лицензионного участка***

Номер: ***ХМН 00563 НЭ***
Дата выдачи: ***18.02.1994***
Срок действия: ***до 17.02.2014***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Тянского лицензионного участка***

Номер: ***ХМН 00560 НЭ***
Дата выдачи: ***29.09.1993***
Срок действия: ***до 28.09.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Ай-Пимского лицензионного участка***

Номер: ***ХМН 00562 НЭ***
Дата выдачи: ***18.02.1994***
Срок действия: ***до 17.02.2014***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Биттемского лицензионного участка***

Номер: ***ХМН 00559 НЭ***
Дата выдачи: ***18.02.1994***
Срок действия: ***до 17.02.2014***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Тромъеганского лицензионного участка***

Номер: ***ХМН 00561 НЭ***
Дата выдачи: ***18.02.1994***
Срок действия: ***до 17.02.2014***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Восточно-Тромъеганского лицензионного участка***

Номер: ***ХМН 00420 НЭ***
Дата выдачи: ***24.10.1995***
Срок действия: ***до 23.10.2020***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Лосевого лицензионного участка***

Номер: ***ХМН 00421 НЭ***
Дата выдачи: ***24.10.1995***
Срок действия: ***до 23.10.2020***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Хорлорского лицензионного участка***

Номер: ***ХМН 00684 НР***
Дата выдачи: ***3.12.1997***
Срок действия: ***до 2.12.2022***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, поиск и добыча нефти и газа в пределах Чигоринского лицензионного участка***

Номер: ***ХМН 00683 НР***
Дата выдачи: ***3.12.1997***
Срок действия: ***до 2.12.2022***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Верхне-Надымского лицензионного участка (Южная часть)***

Номер: ***СЛХ 00422 НЭ***
Дата выдачи: ***17.12.1997***
Срок действия: ***до 16.12.2022***
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ямало-Ненецкому автономному округу***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Верхне-Надымского лицензионного участка (Северная часть)***

Номер: ***ХМН 00812 НЭ***
Дата выдачи: ***4.06.1998***
Срок действия: ***до 3.06.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Западно-Ай-Пимского лицензионного участка***

Номер: ***ХМН 11293 НЭ***
Дата выдачи: ***5.09.2002***
Срок действия: ***до 1.07.2022***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Северо-Лабатьюганского лицензионного участка***

Номер: ***ХМН № 11878 НЭ***
Дата выдачи: ***3.11.2003***
Срок действия: ***до 22.10.2023***

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр в пределах Восточно-Мытаяхинского лицензионного участка***

Номер: ***ЯКУ № 12061 НЭ***
Дата выдачи: ***26.12.2003***
Срок действия: ***до 31.12.2023***
Орган, выдавший лицензию: ***Якутский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр в пределах Центрального блока Талаканского нефтегазоконденсатного месторождения***

Номер: ***ХМН № 01061 НП***
Дата выдачи: ***4.08.1999***
Срок действия: ***до 3.08.2004***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр в пределах Верхнеляминского поискового участка***

Номер: ***ХМН № 01062 НП***
Дата выдачи: ***4.08.1999***
Срок действия: ***до 3.08.2004***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр в пределах Логачевского поискового участка***

Номер: ***ХМН № 01070 НП***
Дата выдачи: ***20.08.1999***
Срок действия: ***до 19.08.2004***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр в пределах Нумтойского поискового участка***

Номер: ***СЛХ 10985 НП***
Дата выдачи: ***28.03.2001***
Срок действия: ***до 1.03.2006***
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ямало-Ненецкому автономному округу***
Виды деятельности: ***Геологическое изучения недр в пределах Ново-Надымского поискового участка***

Номер: ***ХМН 11141 НП***
Дата выдачи: ***11.04.2002***
Срок действия: ***до 1.04.2007***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр в пределах Южно-Ляминского поискового участка***

Номер: ***ХМН 11142 НП***
Дата выдачи: ***11.04.2002***
Срок действия: ***до 1.04.2007***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Ново-Надымского (южная часть) поискового участка***

Номер: ***СЛХ 11359 НП***
Дата выдачи: ***27.12.2002***
Срок действия: ***до 31.12.2007***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Верхне-Семиеганского поискового участка***

Номер: ***ХМН 11418 НП***
Дата выдачи: ***4.02.2003***
Срок действия: ***до 31.01.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Южно-Голяновского поискового участка***

Номер: ***ХМН 11417 НП***
Дата выдачи: ***4.02.2003***
Срок действия: ***до 31.01.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Лунгорского поискового участка***

Номер: ***ХМН 11738 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Рогожниковского поискового участка***

Номер: ***ХМН 11739 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Рогожниковского поискового участка***

Номер: ***ХМН 11740 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Рогожниковского поискового участка***

Номер: ***ХМН 11743 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Юильского поискового участка***

Номер: ***ХМН 11744 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Юильского поискового участка***

Номер: ***ХМН 11741 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Ляминского поискового участка***

Номер: ***ХМН 11742 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Ляминского поискового участка***

Номер: ***ХМН 11737 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Ляминского поискового участка***

Номер: ***ХМН 11733 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Ляминского поискового участка***

Номер: ***ХМН 11736 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Ляминского поискового участка***

Номер: ***ХМН 11735 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Ляминского поискового участка***

Номер: ***ХМН 11734 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Ляминского поискового участка***

Номер: ***ЯКУ № 11882 НП***
Дата выдачи: ***10.11.2003***
Срок действия: ***до 31.10.2008***
Орган, выдавший лицензию: ***Якутский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр в пределах Хороновского поискового участка***

Номер: ***ЯКУ № 11883 НП***
Дата выдачи: ***10.11.2003***
Срок действия: ***до 31.10.2008***
Орган, выдавший лицензию: ***Якутский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр в пределах Кедрового поискового участка***

Номер: ***ЯКУ № 11884 НП***
Дата выдачи: ***10.11.2003***
Срок действия: ***до 31.10.2008***
Орган, выдавший лицензию: ***Якутский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр в пределах Пеледуйского поискового участка***

Номер: ***ХМН 00850 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Западно-Сургутского месторождения нефти***

Номер: ***ХМН 00598 МЭ***
Дата выдачи: ***26.06.1997***
Срок действия: ***до 25.06.2017***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча минеральных подземных вод для бальнеологического и лечебно-столового водоснабжения пансионата "Кедровый лог" в г.Сургуте***

Номер: ***ХМН 01529 ВЭ***
Дата выдачи: ***25.04.2001***
Срок действия: ***до 24.04.2021***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для приготовления солевого раствора в пределах Восточно-Сургутского месторождения нефти***

Номер: ***ХМН 00843 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Яунлорского месторождения нефти***

Номер: ***ХМН 00840 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Восточно-Еловогo месторождения нефти***

Номер: ***ХМН 01642 ВЭ***
Дата выдачи: ***9.08.2002***
Срок действия: ***до 8.08.2027***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Для технического использования и добычи подземных вод в пределах Тончинского лицензионного участка***

Номер: ***ХМН 00858 ВЭ***
Дата выдачи: ***21.07.1998***
Срок действия: ***до 20.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Лянторского месторождения нефти***

Номер: ***ХМН 00862 ВЭ***
Дата выдачи: ***27.07.1998***
Срок действия: ***до 26.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Маслиховского месторождения нефти***

Номер: ***ХМН 01042 ВЭ***
Дата выдачи: ***7.07.1999***
Срок действия: ***до 6.07.2024***

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Южно-Камынского лицензионного участка (Назаргалеевское месторождение)***

Номер: ***ХМН 01612 ВЭ***
Дата выдачи: ***19.04.2002***
Срок действия: ***до 18.04.2027***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Для технического использования и добычи подземных вод в пределах Южно - Камынского лицензионного участка (Санинское месторождение)***

Номер: ***ХМН 01517 ВЭ***
Дата выдачи: ***4.04.2001***
Срок действия: ***до 3.04.2026***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Западно-Камынского месторождения нефти***

Номер: ***ХМН 00864 ВЭ***
Дата выдачи: ***27.07.1998***
Срок действия: ***до 26.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Быстринского месторождения нефти***

Номер: ***ХМН 00851 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Западно-Солкинского месторождения нефти***

Номер: ***ХМН 00849 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Вачимского месторождения нефти***

Номер: ***ХМН 00847 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Комарьинского месторождения нефти***

Номер: ***ХМН 01677 ВЭ***
Дата выдачи: ***25.02.2003***
Срок действия: ***до 26.06.2014***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Северо-Юрьевского месторождения нефти***

Номер: ***ХМН 00848 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Савуйского месторождения нефти***

Номер: ***ХМН 00845 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Родникового месторождения нефти***

Номер: ***ХМН 00863 ВЭ***
Дата выдачи: ***27.07.1998***
Срок действия: ***до 26.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Русскинского месторождения нефти***

Номер: ***ХМН 00846 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Конитлорского месторождения нефти***

Номер: ***ХМН 00860 ВЭ***
Дата выдачи: ***23.07.1998***
Срок действия: ***до 22.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Нижне-Сортымского месторождения нефти***

Номер: ***ХМН 00861 ВЭ***
Дата выдачи: ***27.07.1998***
Срок действия: ***до 26.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Алехинского месторождения нефти***

Номер: ***ХМН 00857 ВЭ***
Дата выдачи: ***21.07.1998***
Срок действия: ***до 20.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Камынского месторождения нефти***

Номер: ***ХМН 00855 ВЭ***
Дата выдачи: ***21.08.1998***
Срок действия: ***до 20.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Тянского месторождения нефти***

Номер: ***ХМН 00841 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Биттемского месторождения нефти***

Номер: ***ХМН 01614 ВЭ***
Дата выдачи: ***25.04.2002***
Срок действия: ***до 24.04.2027***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Для технического использования и добычи подземных вод в пределах Ай-Пимского лицензионного участка (Западно-Чигоринское месторождение)***

Номер: ***ХМН 00844 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Тромъеганского месторождения нефти***

Номер: ***ХМН 00839 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Восточно-Тромъеганского месторождения нефти***

Номер: ***ХМН 01215 ВЭ***
Дата выдачи: ***21.04.2000***
Срок действия: ***до 20.04.2025***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технического использования в системе ППД в пределах Хорлорского лицензионного участка***

Номер: ***ХМН 01772 ВЭ***
Дата выдачи: ***19.12.2003***
Срок действия: ***до 18.12.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технического использования в системе ППД в пределах Западно-Ай-Пимского лицензионного участка***

Номер: ***ХМН 00380 ВЭ***
Дата выдачи: ***7.10.1996***
Срок действия: ***до 6.10.2016***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Восточно-Сургутского месторождения нефти***

Номер: ***ХМН 00379 ВЭ***
Дата выдачи: ***7.10.1996***
Срок действия: ***до 6.10.2016***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Яун-Лорского и Пильтанского месторождения нефти***

Номер: ***ХМН 01465 ВЭ***
Дата выдачи: ***15.09.2000***
Срок действия: ***до 4.12.2020***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Восточно-Елового месторождения***

Номер: ***ХМН 00381 ВЭ***
Дата выдачи: ***7.10.1996***
Срок действия: ***до 6.10.2016***

Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Западно-Сургутского месторождения нефти***

Номер: ***ХМН 01736 ВЭ***
Дата выдачи: ***17.07.2003***
Срок действия: ***до 7.10.2006***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Сургута***

Номер: ***ХМН 00397 ВЭ***
Дата выдачи: ***14.11.1996***
Срок действия: ***до 13.11.2016***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Западно-Сургутского месторождения нефти***

Номер: ***ХМН 00384 ВЭ***
Дата выдачи: ***7.10.1996***
Срок действия: ***до 6.10.2016***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Западно-Сургутского месторождения нефти***

Номер: ***ХМН 00721 ВЭ***
Дата выдачи: ***12.02.1998***
Срок действия: ***до 12.02.2008***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Сургутского района***

Номер: ***ХМН 00403 ВЭ***
Дата выдачи: ***14.11.1996***
Срок действия: ***до 13.11.2016***

Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Солкинского месторождения нефти***

Номер: ***ХМН 00400 ВЭ***
Дата выдачи: ***14.11.1996***
Срок действия: ***до 13.11.2016***

Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Комарьинского месторождения нефти***

Номер: ***ХМН 00401 ВЭ***
Дата выдачи: ***14.11.1996***
Срок действия: ***до 13.11.2016***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Вачимского месторождения нефти***

Номер: ***ХМН 00402 ВЭ***
Дата выдачи: ***14.11.1996***
Срок действия: ***до 13.11.2016***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Быстринского месторождения нефти***

Номер: ***ХМН 01731 ВЭ***
Дата выдачи: ***23.06.2003***
Срок действия: ***до 22.06.2023***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Северо-Юрьевского месторождения нефти***

Номер: ***ХМН 00383 ВЭ***
Дата выдачи: ***7.10.1996***
Срок действия: ***до 6.10.2016***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Дунаевского месторождения нефти***

Номер: ***ХМН 00385 ВЭ***
Дата выдачи: ***7.10.1996***
Срок действия: ***до 6.10.2016***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Федоровского месторождения нефти***

Номер: ***ХМН 00398 ВЭ***
Дата выдачи: ***14.11.1996***
Срок действия: ***до 6.10.2016***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Федоровского месторождения нефти***

Номер: ***ХМН 00785 ВЭ***
Дата выдачи: ***24.04.1998***
Срок действия: ***до 23.04.2018***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Маслиховского месторождения нефти***

Номер: ***ХМН 00786 ВЭ***
Дата выдачи: ***24.04.1998***
Срок действия: ***до 23.04.2018***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения на Ляминском водозаборе***

Номер: ***ХМН 00787 ВЭ***
Дата выдачи: ***24.04.1998***
Срок действия: ***до 23.04.2018***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения на Лянторском месторождении нефти***

Номер: ***ХМН 00396 ВЭ***
Дата выдачи: ***14.11.1996***
Срок действия: ***до 13.11.2016***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Лянторского месторождения нефти***

Номер: ***ХМН 01633 ВЭ***
Дата выдачи: ***18.07.2002***
Срок действия: ***до 17.07.2022***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Назаргалеевского месторождения нефти***

Номер: ***ХМН 01634 ВЭ***
Дата выдачи: ***18.07.2002***
Срок действия: ***до 17.07.2022***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Западно-Камынского месторождения нефти***

Номер: *ХМН 00988 ВЭ*
Дата выдачи: *6.05.1999*
Срок действия: *до 5.05.2019*
Орган, выдавший лицензию: *Главное управление природных ресурсов по Ханты-Мансийскому автономному округу*
Виды деятельности: *Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Савуйского, Русскинского, Родникового и Конитлорского месторождений*

Номер: *ХМН 01088 ВЭ*
Дата выдачи: *27.09.1999*
Срок действия: *до 27.09.2019*
Орган, выдавший лицензию: *Главное управление природных ресурсов по Ханты-Мансийскому автономному округу*
Виды деятельности: *Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Нижне-Сортымского месторождения нефти*

Номер: *ХМН 01080 ВЭ*
Дата выдачи: *2.09.1999*
Срок действия: *до 2.09.2019*
Орган, выдавший лицензию: *Главное управление природных ресурсов по Ханты-Мансийскому автономному округу*
Виды деятельности: *Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Тянского месторождения нефти*

Номер: *ХМН 01078 ВЭ*
Дата выдачи: *2.09.1999*
Срок действия: *до 2.09.2019*
Орган, выдавший лицензию: *Главное управление природных ресурсов по Ханты-Мансийскому автономному округу*
Виды деятельности: *Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Алехинского месторождения нефти*

Номер: *ХМН 01079 ВЭ*
Дата выдачи: *2.09.1999*
Срок действия: *до 2.09.2019*
Орган, выдавший лицензию: *Главное управление природных ресурсов по Ханты-Мансийскому автономному округу*
Виды деятельности: *Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Камынского месторождения нефти*

Номер: *ХМН № 01600 ВЭ*
Дата выдачи: *20.02.2002*
Срок действия: *до 19.02.2022*
Орган, выдавший лицензию: *Главное управление природных ресурсов по Ханты-Мансийскому автономному округу*
Виды деятельности: *Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Биттемского месторождения нефти*

Номер: ***ХМН № 01601 ВЭ***
Дата выдачи: ***20.02.2002***
Срок действия: ***до 19.02.2022***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Тромеганского месторождения нефти***

Номер: ***ХМН № 01602 ВЭ***
Дата выдачи: ***20.02.2002***
Срок действия: ***до 19.02.2022***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Хорлорского месторождения нефти***

Номер: ***ХМН № 01720 ВЭ***
Дата выдачи: ***11.04.2003***
Срок действия: ***до 10.04.2023***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Ульяновского месторождения нефти***

Номер: ***ХМН № 01721 ВЭ***
Дата выдачи: ***11.04.2003***
Срок действия: ***до 10.04.2023***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Западно-Чигоринского месторождения нефти***

Номер: ***СЛХ 00699 ВЭ***
Дата выдачи: ***21.09.1999***
Срок действия: ***до 21.09.2004***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Верхне-Надымской площади***

Номер: ***ХМН 00169 ТРЭИО***
Дата выдачи: ***20.10.2002***
Срок действия: ***до 27.05.2005***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Забор воды (р.Пим) для поддержания пластового давления на месторождениях ОАО "Сургутнефтегаз"***

Номер: ***ХМН 00170 ТРЭИО***
Дата выдачи: ***20.10.2002***
Срок действия: ***до 27.05.2005***

Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Забор воды (р.Лямин) для поддержания пластового давления на месторождениях ОАО "Сургутнефтегаз"***

Номер: ***ХМН 00111 ТБДБК***
Дата выдачи: ***19.04.2001***
Срок действия: ***до 18.04.2004***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 00175 ТБДБК***
Дата выдачи: ***29.10.2002***
Срок действия: ***до 27.10.2005***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 00144 ТБДБК***
Дата выдачи: ***26.03.2002***
Срок действия: ***до 24.03.2005***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 00156 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия: ***до 23.07.2012***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов***

Номер: ***ХМН 00155 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия: ***до 23.07.2012***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов***

Номер: ***ХМН 00158 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия: ***до 23.07.2012***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов***

Номер: ***ХМН 00159 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия: ***до 23.07.2012***

Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов***

Номер: ***ХМН 00160 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия: ***до 23.07.2012***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов***

Номер: ***ХМН 00153 ТБДБК***
Дата выдачи: ***18.06.2002***
Срок действия: ***до 10.06.2012***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов***

Номер: ***ХМН 00161 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия: ***до 23.07.2012***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов***

Номер: ***ХМН 00162 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия: ***до 23.07.2012***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов***

Номер: ***ХМН 00172 ТБДБК***
Дата выдачи: ***29.10.2002***
Срок действия: ***до 27.10.2012***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов***

Номер: ***ХМН 00157 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия: ***до 23.07.2012***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов***

Номер: ***2059***
Дата выдачи: ***25.01.2001***
Срок действия: ***до 25.01.2004***
Орган, выдавший лицензию: ***Лицензионная палата Администрации Ханты-Мансийского автономного округа***
Виды деятельности: ***Медицинская деятельность санатория "Кедровый Лог"***

Номер: *ПЛР 030001*
Дата выдачи: *19.05.1999*
Срок действия: *до 18.05.2004*
Орган, выдавший лицензию: *Государственный комитет РФ по печати*
Виды деятельности: *Полиграфическая деятельность*

Номер: *54*
Дата выдачи: *15.07.2000*
Срок действия: *до 15.07.2005*
Орган, выдавший лицензию: *Управление образования администрации Сургутского района ХМАО*
Виды деятельности: *Образовательная деятельность по реализации программ дошкольного и начального общего образования*

Номер: *22217*
Дата выдачи: *22.05.2002*
Срок действия: *до 22.05.2007*
Орган, выдавший лицензию: *Минсвязи РФ*
Виды деятельности: *Предоставление услуг местной и внутризоновой телефонной связи*

Номер: *10505/920081*
Дата выдачи: *20.01.2003*
Срок действия: *до 21.01.2006*
Орган, выдавший лицензию: *Государственный таможенный комитет РФ (Нижневартовская таможня)*
Виды деятельности: *Учреждение склада временного хранения*

Номер: *1706*
Дата выдачи: *28.04.2000*
Срок действия: *до 28.04.2005*
Орган, выдавший лицензию: *Лицензионная палата ХМАО*
Виды деятельности: *Эксплуатация инженерных систем городов и других населенных пунктов*

Номер: *006/э*
Дата выдачи: *20.02.2001*
Срок действия: *до 20.02.2004*
Орган, выдавший лицензию: *Комитет по земельным ресурсам и землеустройству ХМАО*
Виды деятельности: *Кадастровые съемки, землеустроительные работы, инвентаризация земель всех категорий*

Номер: *2138*
Дата выдачи: *30.03.2001*
Срок действия: *до 30.03.2004*
Орган, выдавший лицензию: *Лицензионная палата Ханты-Мансийского автономного округа*
Виды деятельности: *Медицинская деятельность санатория "Кедровый Лог"*

Номер: ***00АН №014827***
Дата выдачи: ***23.03.2001***
Срок действия: ***до 23.03.2004***
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Экспертиза промышленной безопасности технических устройств применяемых на опасных производственных объектах***

Номер: ***62ПР №04-5931***
Дата выдачи: ***18.04.2001***
Срок действия: ***до 18.04.2004***
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Проектирование объектов газового хозяйства***

Номер: ***72 - ИИ №000865***
Дата выдачи: ***14.05.2001***
Срок действия: ***до 14.05.2004***
Орган, выдавший лицензию: ***Лицензионная палата Администрации Тюменской области***
Виды деятельности: ***Деятельность, связанная с источниками ионизирующего излучения (генерирующими)***

Номер: ***ИД №04570***
Дата выдачи: ***20.04.2001***
Срок действия: ***до 20.04.2006***
Орган, выдавший лицензию: ***Министерство печати России***
Виды деятельности: ***Издательская деятельность***

Номер: ***62ЭК №01-6188***
Дата выдачи: ***6.07.2001***
Срок действия: ***до 6.07.2006***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ведение полевых геофизических работ и промыслово-геофизических исследований скважин (включая производство прострелочных и взрывных работ)***

Номер: ***62ЭК №01-6189***
Дата выдачи: ***6.07.2001***
Срок действия: ***до 6.07.2006***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ведение полевых геофизических работ и промыслово-геофизических исследований скважин (включая производство прострелочных и взрывных работ)***

Номер: ***62ВР №01-6190***
Дата выдачи: ***6.07.2001***
Срок действия: ***до 6.07.2006***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация складов ВМ***

Номер: ***62ВР №01-6191***
Дата выдачи: ***6.07.2001***
Срок действия: ***до 6.07.2006***

Орган, выдавший лицензию: *Госгортехнадзор России*
Виды деятельности: ***Применение оборудования и приборов взрывного дела, прострелочно-взрывных аппаратов и перфорационных систем, допущенных Госгортехнадзором России, при ведении прострелочно-взрывных работ***

Номер: ***62ВР №01-6192***
Дата выдачи: ***6.07.2001***
Срок действия: ***до 6.07.2006***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Применение допущенных Госгортехнадзором России промышленных ВМ и изделий с ними***

Номер: ***62СТ №01-6193***
Дата выдачи: ***6.07.2001***
Срок действия: ***до 6.07.2006***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Строительство производств и объектов по разработке месторождений полезных ископаемых***

Номер: ***63-ТО-1213***
Дата выдачи: ***3.07.2001***
Срок действия: ***до 3.07.2004***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Транспортировка опасных веществ на опасном производственном объекте***

Номер: ***62ЭК №01-6194***
Дата выдачи: ***6.07.2001***
Срок действия: ***до 6.07.2004***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация объектов котлонадзора***

Номер: ***62ЭК №01-6195***
Дата выдачи: ***6.07.2001***
Срок действия: ***до 6.07.2004***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация подъемных сооружений***

Номер: ***62ЭК №04-6200***
Дата выдачи: ***10.07.2001***
Срок действия: ***до 10.07.2004***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация объектов газового хозяйства***

Номер: ***62РТ №04-6201***
Дата выдачи: ***10.07.2001***
Срок действия: ***до 10.07.2004***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ремонт газового оборудования***

Номер: ***62СТ №04-6202***
Дата выдачи: ***10.07.2001***
Срок действия: ***до 10.07.2004***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Строительство объектов газового хозяйства***

Номер: ***62МТ №04-6203***
Дата выдачи: ***10.07.2001***
Срок действия: ***до 10.07.2004***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Монтаж, пусконаладка объектов газового хозяйства***

Номер: ***62ИР №01-6218***
Дата выдачи: ***17.07.2001***
Срок действия: ***до 17.07.2004***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Изготовление подъемных сооружений***

Номер: ***85М/01/0045/03/Л***
Дата выдачи: ***18.06.2001***
Срок действия: ***до 18.06.2006***
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Деятельность, связанная с работами (услугами) природоохранного назначения***

Номер: ***85М/01/0046/03/Л***
Дата выдачи: ***18.06.2001***
Срок действия: ***до 18.06.2006***
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Деятельность, связанная с работами (услугами) природоохранного назначения***

Номер: ***85М/01/0047/02/Л***
Дата выдачи: ***18.06.2001***
Срок действия: ***до 18.06.2006***
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение экологической паспортизации***

Номер: ***10505/0016***
Дата выдачи: ***1.06.2001***
Срок действия: ***до 1.06.2004***
Орган, выдавший лицензию: ***Государственный таможенный комитет РФ (Нижневартовская таможня)***
Виды деятельности: ***Учреждение таможенного склада***

Номер: ***№1229/128***
Дата выдачи: ***28.03.2001***
Срок действия: ***до 28.03.2006***

Орган, выдавший лицензию: ***Комитет по лицензированию Краснодарского края***
Виды деятельности: ***Медицинская деятельность пансионата "Нефтяник Сибири" оздоровительного треста "Сургут"***

Номер: ***№1229/128***
Дата выдачи: ***28.03.2001***
Срок действия: ***до 28.03.2006***
Орган, выдавший лицензию: ***Комитет по лицензированию Краснодарского края***
Виды деятельности: ***Медицинская деятельность пансионата "Юный нефтяник" оздоровительного треста "Сургут"***

Номер: ***№1229/128***
Дата выдачи: ***28.03.2001***
Срок действия: ***до 28.03.2006***
Орган, выдавший лицензию: ***Комитет по лицензированию Краснодарского края***
Виды деятельности: ***Медицинская деятельность пансионата "Лермонтово" оздоровительного треста "Сургут"***

Номер: ***57 ЭК №006829***
Дата выдачи: ***31.05.2001***
Срок действия: ***до 31.05.2006***
Орган, выдавший лицензию: ***Управление Северо-Кавказского округа Госгортехнадзора РФ***
Виды деятельности: ***Эксплуатация объектов котлонадзора***

Номер: ***ФЛЦ 025094***
Дата выдачи: ***25.07.2001***
Срок действия: ***до 25.07.2004***
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Строительство зданий и сооружений (выполнение функций заказчика-застройщика)***

Номер: ***62ЭК №01-6220***
Дата выдачи: ***17.07.2001***
Срок действия: ***до 17.07.2004***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация горных производств и объектов по добыче общеразрабатываемых полезных ископаемых открытым способом***

Номер: ***62ВР №01-6219***
Дата выдачи: ***17.07.2001***
Срок действия: ***до 17.07.2004***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация пунктов погрузки-разгрузки взрывчатых материалов***

Номер: ***14-А-0259-352***
Дата выдачи: ***22.08.2001***
Срок действия: ***до 22.08.2004***
Орган, выдавший лицензию: ***Государственная нефтеинспекция по Краснодарскому краю***
Виды деятельности: ***Эксплуатация автозаправочных станций***

Номер: *62Пр №04-6217*
Дата выдачи: *17.07.2001*
Срок действия: *до 17.07.2004*
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Проектирование подъемных сооружений***

Номер: ***ФЛЦ*** *025094/1*
Дата выдачи: *5.09.2001*
Срок действия: *до 25.07.2004*
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Строительство зданий и сооружений (выполнение функций заказчика-застройщика)***

Номер: *1721/587*
Дата выдачи: *26.09.2001*
Срок действия: *до 26.09.2006*
Орган, выдавший лицензию: ***Комитет по лицензированию Краснодарского края***
Виды деятельности: ***Медицинская деятельность (предрейсовые осмотры для Автобазы оздоровительный трест "Сургут")***

Номер: ***ТЮХ*** *182354*
Дата выдачи: *29.10.2001*
Срок действия: *до 29.10.2006*
Орган, выдавший лицензию: ***Управление гос. лицензирования Департамента градостроительной политики ХМАО***
Виды деятельности: ***Строительство зданий и сооружений (строительно-монтажные работы)***

Номер: ***ТЮХ*** *182353*
Дата выдачи: *29.10.2001*
Срок действия: *до 29.10.2006*
Орган, выдавший лицензию: ***Управление гос. лицензирования Департамента градостроительной политики ХМАО***
Виды деятельности: ***Производство строительных конструкций и материалов***

Номер: ***ФЛЦ*** *72001259*
Дата выдачи: *12.10.2001*
Срок действия: *до 12.09.2004*
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Разработка градостроительной документации***

Номер: ***ФЛЦ*** *72001260*
Дата выдачи: *12.10.2001*
Срок действия: *до 12.10.2004*
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Инженерные изыскания для строительства***

Номер: ***ФЛЦ 72001261а***
Дата выдачи: ***12.10.2001***
Срок действия: ***до 12.10.2004***
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Деятельность по проектированию зданий и сооружений***

Номер: ***ФЛЦ 72001261в***
Дата выдачи: ***12.10.2001***
Срок действия: ***до 12.10.2004***
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Деятельность по проектированию зданий и сооружений***

Номер: ***11003947***
Дата выдачи: ***28.09.2001***
Срок действия: ***до 28.09.2004***
Орган, выдавший лицензию: ***Главное управление государственной противопожарной службы МВД РФ***
Виды деятельности: ***Монтаж, наладка, ремонт и техническое обслуживание оборудования и систем противопожарной защиты (за исключением отнесенных к строительной деятельности)***

Номер: ***62МР №01-6565***
Дата выдачи: ***8.11.2001***
Срок действия: ***до 8.11.2006***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Производство маркшейдерских работ при пользовании недрами***

Номер: ***КРД 26617 БМКБК***
Дата выдачи: ***6.12.2001***
Срок действия: ***до 1.09.2006***
Орган, выдавший лицензию: ***Кубанское бассейновое управление***
Виды деятельности: ***Водопользование (поверхностные водные объекты)***

Номер: ***КРД 26616 БМКБК***
Дата выдачи: ***6.12.2001***
Срок действия: ***до 1.09.2006***
Орган, выдавший лицензию: ***Кубанское бассейновое управление***
Виды деятельности: ***Водопользование (поверхностные водные объекты)***

Номер: ***КРД 26615 БМКБК***
Дата выдачи: ***6.12.2001***
Срок действия: ***до 1.09.2006***
Орган, выдавший лицензию: ***Кубанское бассейновое управление***
Виды деятельности: ***Водопользование (поверхностные водные объекты)***

Номер: ***УО-03-209-0662***
Дата выдачи: ***20.12.2001***
Срок действия: ***до 25.12.2004***

Орган, выдавший лицензию: ***Федеральный надзор России по ядерной и радиационной безопасности (Госатомнадзор России)***
Виды деятельности: ***Эксплуатация изделий, содержащих радиоактивные вещества, их транспортирование и хранение***

Номер: ***ГС-5-72-02-21-0-8602060555-000201-1***
Дата выдачи: ***11.01.2002***
Срок действия: ***до 11.01.2005***
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Проектирование зданий и сооружений***

Номер: ***51ЭК №04154***
Дата выдачи: ***11.12.2001***
Срок действия: ***до 11.12.2004***
Орган, выдавший лицензию: ***Ростовское управление Госгортехнадзора РФ***
Виды деятельности: ***Эксплуатация опасного производственного объекта***

Номер: ***ТЮХ 182440***
Дата выдачи: ***15.01.2002***
Срок действия: ***до 15.01.2007***
Орган, выдавший лицензию: ***Управление государственного лицензирования Департамента градостроительной политики ХМАО***
Виды деятельности: ***Проектирование зданий и сооружений***

Номер: ***62ЭК №03-6894***
Дата выдачи: ***7.02.2002***
Срок действия: ***до 7.02.2005***
Орган, выдавший лицензию: ***Управление Тюменского округа Госгортехнадзора РФ***
Виды деятельности: ***Эксплуатация взрывопожароопасных производств и объектов***

Номер: ***62ЭК №10-2008***
Дата выдачи: ***7.02.2002***
Срок действия: ***до 7.02.2007***
Орган, выдавший лицензию: ***Управление Тюменского округа Госгортехнадзора РФ***
Виды деятельности: ***Эксплуатация магистрального трубопроводного транспорта***

Номер: ***62ЭК №10-2004***
Дата выдачи: ***7.02.2002***
Срок действия: ***до 7.02.2005***
Орган, выдавший лицензию: ***Управление Тюменского округа Госгортехнадзора РФ***
Виды деятельности: ***Эксплуатация взрывопожароопасных производств и объектов***

Номер: ***90***
Дата выдачи: ***11.02.2002***
Срок действия: ***до 11.02.2007***
Орган, выдавший лицензию: ***Департамент образования и науки администрации г. Сургута***
Виды деятельности: ***Образовательная деятельность по реализации программ дошкольного и начального общего образования***

Номер: *173*
Дата выдачи: *15.07.2002*
Срок действия: *до 26.05.2007*
Орган, выдавший лицензию: *Департамент образования и науки ХМАО*
Виды деятельности: *Образовательная деятельность (ЦПТО)*

Номер: *228*
Дата выдачи: *2.08.2002*
Срок действия: *до 1.08.2007*
Орган, выдавший лицензию: *Департамент образования и науки ХМАО*
Виды деятельности: *Образовательная деятельность (ПУ "СургутАСУнефть")*

Номер: *ТЮГ-00248к*
Дата выдачи: *2.10.2002*
Срок действия: *до 2.10.2007*
Орган, выдавший лицензию: *Тюменская территориальная инспекция Госгеонадзора РФ*
Виды деятельности: *Картографическая деятельность*

Номер: *ТЮГ-00247г*
Дата выдачи: *2.10.2002*
Срок действия: *до 2.10.2007*
Орган, выдавший лицензию: *Тюменская территориальная инспекция Госгеонадзора РФ*
Виды деятельности: *Геодезическая деятельность*

Номер: *1498/371*
Дата выдачи: *22.07.1999*
Срок действия: *до 22.07.2004*
Орган, выдавший лицензию: *Лицензионная палата Краснодарского края*
Виды деятельности: *фармацевтическая деятельность*

Номер: *2346*
Дата выдачи: *31.08.2001*
Срок действия: *до 31.08.2004*
Орган, выдавший лицензию: *Лицензионная палата ХМАО*
Виды деятельности: *Эксплуатация автозаправочных станций*

Номер: *2360*
Дата выдачи: *21.09.2001*
Срок действия: *до 21.09.2004*
Орган, выдавший лицензию: *Лицензионная палата ХМАО*
Виды деятельности: *Эксплуатация автозаправочных станций*

Номер: *2461*
Дата выдачи: *28.12.2001*
Срок действия: *до 28.12.2004*
Орган, выдавший лицензию: *Лицензионная палата ХМАО*
Виды деятельности: *Эксплуатация автозаправочных станций*

Номер: *2367*
Дата выдачи: ***1.10.2001***
Срок действия: ***до 1.10.2004***
Орган, выдавший лицензию: ***Лицензионная палата ХМАО***
Виды деятельности: ***Эксплуатация автозаправочных станций***

Номер: ***2486***
Дата выдачи: ***1.02.2002***
Срок действия: ***до 1.02.2005***
Орган, выдавший лицензию: ***Лицензионная палата ХМАО***
Виды деятельности: ***Эксплуатация автозаправочных станций***

Номер: ***2502***
Дата выдачи: ***8.02.2002***
Срок действия: ***до 8.02.2005***
Орган, выдавший лицензию: ***Лицензионная палата ХМАО***
Виды деятельности: ***Эксплуатация автозаправочных станций***

Номер: ***20003809***
Дата выдачи: ***3.02.2003***
Срок действия: ***до 2.02.2008***
Орган, выдавший лицензию: ***Минэнерго России***
Виды деятельности: ***Транспортировка по магистральным трубопроводам нефти, газа и продуктов их переработки***

Номер: ***10003808***
Дата выдачи: ***3.02.2003***
Срок действия: ***до 2.02.2008***
Орган, выдавший лицензию: ***Минэнерго России***
Виды деятельности: ***Переработка нефти, газа и продуктов их переработки***

Номер: ***30008347***
Дата выдачи: ***28.04.2003***
Срок действия: ***до 27.04.2008***
Орган, выдавший лицензию: ***Минэнерго России***
Виды деятельности: ***Хранение нефти, газа и продуктов их переработки***

Номер: ***60009102***
Дата выдачи: ***20.05.2003***
Срок действия: ***до 19.05.2008***

Орган, выдавший лицензию: ***Минэнерго России***
Виды деятельности: ***Эксплуатация тепловых сетей***

Номер: ***50009101***
Дата выдачи: ***20.05.2003***
Срок действия: ***до 19.05.2008***
Орган, выдавший лицензию: ***Минэнерго России***
Виды деятельности: ***Эксплуатация электрических сетей***

Номер: ***00-ЭХ-001261 (Х)***
Дата выдачи: ***4.06.2003***
Срок действия: ***до 4.06.2008***
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Эксплуатация химических опасных производственных объектов***

Номер: ***00-ДЭ-001485 (ДКН)***
Дата выдачи: ***23.07.2003***
Срок действия: ***до 23.07.2008***
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Проведение экспертизы промышленной безопасности***

Номер: ***00-ЭН-001262 (ДН)***
Дата выдачи: ***4.06.2003***
Срок действия: ***до 4.06.2008***
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Эксплуатация нефтегазодобывающих производств***

Номер: ***00-ЭВ-001550 (КМСХ)***
Дата выдачи: ***1.08.2003***
Срок действия: ***до 1.08.2008***
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Эксплуатация взрывоопасных производственных объектов***

Номер: ***3/00074***
Дата выдачи: ***18.09.2003***
Срок действия: ***до 18.09.2008***
Орган, выдавший лицензию: ***ГУ Государственной противопожарной службы МЧС РФ***
Виды деятельности: ***Эксплуатация пожароопасных производственных объектов***

Номер: ***2/04487***
Дата выдачи: ***18.09.2003***
Срок действия: ***до 18.09.2008***
Орган, выдавший лицензию: ***ГУ Государственной противопожарной службы МЧС РФ***
Виды деятельности: ***Производство работ по монтажу, ремонту и обслуживанию средств обеспечения пожарной безопасности зданий и сооружений***

Номер: ***ПРД 01539***
Дата выдачи: ***30.09.2003***
Срок действия: ***до 29.09.2008***
Орган, выдавший лицензию: ***МПС России***
Виды деятельности: ***Погрузочно-разгрузочная деятельность на железнодорожном транспорте***

Номер: ***199***
Дата выдачи: ***14.11.2003***
Срок действия: ***до 14.11.2008***
Орган, выдавший лицензию: ***Комиссия по лицензированию медицинской деятельности при Департаменте здравоохранения ХМАО***
Виды деятельности: ***Медицинская деятельность***

Номер: *27719*
Дата выдачи: *05.09.2003*
Срок действия: *до 05.09.2008*
Орган, выдавший лицензию: *Минсвязи РФ*
Виды деятельности: *Предоставление в аренду каналов связи*

Номер: *217*
Дата выдачи: *9.12.2003*
Срок действия: *до 9.12.2008*
Орган, выдавший лицензию: *Комиссия по лицензированию медицинской деятельности при Департаменте здравоохранения ХМАО*
Виды деятельности: *Медицинская деятельность*

Номер: *ЛСС-86-087232*
Дата выдачи: *8.07.2002*
Срок действия: *до 7.07.2007*
Орган, выдавший лицензию: *Ханты-Мансийское окружное отделение Российской транспортной инспекции*
Виды деятельности: *Перевозка пассажиров на коммерческой основе легковым автомобильным транспортом*

Номер: *АСС-86-086427*
Дата выдачи: *8.07.2002*
Срок действия: *до 7.07.2007*
Орган, выдавший лицензию: *Ханты-Мансийское окружное отделение Российской транспортной инспекции*
Виды деятельности: *Перевозка пассажиров автомобильным транспортом, оборудованным для перевозок более 8 человек*

Номер: *ГСС-86-085336*
Дата выдачи: *8.07.2002*
Срок действия: *до 7.07.2007*
Орган, выдавший лицензию: *Ханты-Мансийское окружное отделение Российской транспортной инспекции*
Виды деятельности: *Перевозка грузов автомобильным транспортом грузоподъемностью свыше 3,5 тонн*

Номер: *227*
Дата выдачи: *26.12.2003*
Срок действия: *до 26.12.2008*
Орган, выдавший лицензию: *Комиссия по лицензированию медицинской деятельности при Департаменте здравоохранения ХМАО*
Виды деятельности: *Медицинская деятельность*

Номер: *86*
Дата выдачи: *24.06.2003*
Срок действия: *до 24.06.2008*
Орган, выдавший лицензию: *Региональное управление Федеральной службы Безопасности РФ по Тюменской области*
Виды деятельности: *Осуществление ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну*

Номер: *86/1*
Дата выдачи: *24.06.2003*
Срок действия: *до 24.06.2008*
Орган, выдавший лицензию: *Региональное управление Федеральной службы Безопасности РФ по Тюменской области*
Виды деятельности: *Осуществление НГДУ "Сургутнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну*

Номер: *86/2*
Дата выдачи: *24.06.2003*
Срок действия: *до 24.06.2008*
Орган, выдавший лицензию: *Региональное управление Федеральной службы Безопасности РФ по Тюменской области*
Виды деятельности: *Осуществление НГДУ "Федоровскнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну*

Номер: *86/3*
Дата выдачи: *24.06.2003*
Срок действия: *до 24.06.2008*
Орган, выдавший лицензию: *Региональное управление Федеральной службы Безопасности РФ по Тюменской области*
Виды деятельности: *Осуществление НГДУ "Быстринскнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну*

Номер: *86/4*
Дата выдачи: *24.06.2003*
Срок действия: *до 24.06.2008*
Орган, выдавший лицензию: *Региональное управление Федеральной службы Безопасности РФ по Тюменской области*
Виды деятельности: *Осуществление НГДУ "Комсомольскнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну*

Номер: *86/5*
Дата выдачи: *24.06.2003*
Срок действия: *до 24.06.2008*
Орган, выдавший лицензию: *Региональное управление Федеральной службы Безопасности РФ по Тюменской области*
Виды деятельности: *Осуществление НГДУ "Лянторнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну*

Номер: *86/6*
Дата выдачи: *24.06.2003*
Срок действия: *до 24.06.2008*
Орган, выдавший лицензию: *Региональное управление Федеральной службы Безопасности РФ по Тюменской области*
Виды деятельности: *Осуществление НГДУ "Нижнесортымскнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну*

Номер: *86/7*
Дата выдачи: ***24.06.2003***
Срок действия: ***до 24.06.2008***
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление Управлением по внутрипромысловому сбору и использованию нефтяного газа ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: *86/8*
Дата выдачи: ***24.06.2003***
Срок действия: ***до 24.06.2008***
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление Управлением поисково-разведочных работ ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: *86/9*
Дата выдачи: ***24.06.2003***
Срок действия: ***до 24.06.2008***
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление институтом "СургутНИПИнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

3.2.10 Совместная деятельность эмитента

| Наименование организации (дочерней компании) | Цель вложения средств | Величина вложения средств (тыс.руб.) | Результат | |
|---|---|---|---|---|
| | | | 2002 год | 4 квартал 2003 года |
| 1 | 2 | 3 | 4 | 5 |
| ***Общество с ограниченной ответственностью «Инвест-Защита»*** | ***Оказание содействия в обеспечении прав акционеров ОАО «Сургутнефтегаз». Извлечение прибыли*** | ***55 840*** | ***Осуществление содействия в обеспечении прав акционеров ОАО «Сургутнефтегаз». Извлечение прибыли*** | ***Осуществление содействия в обеспечении прав акционеров ОАО «Сургутнефтегаз». Извлечение прибыли*** |
| ***Общество с ограниченной ответственностью «Нефть-консалтинг»*** | ***Развитие инфраструктуры рынка ценных бумаг в регионе. Извлечение прибыли*** | ***47,5*** | ***Развитие инфраструктуры рынка ценных бумаг в регионе. Извлечение прибыли*** | ***Развитие инфраструктуры рынка ценных бумаг в регионе. Извлечение прибыли*** |
| ***Общество с ограниченной ответственностью «Страховое общество «Сургутнефтегаз»*** | ***Страхование активов ОАО «Сургутнефтегаз», получение прибыли*** | ***759 750*** | ***Страхование активов ОАО «Сургутнефтегаз»*** | ***Страхование активов ОАО «Сургутнефтегаз»*** |
| ***Общество с ограниченной ответственностью «Центральный Сургутский Депозитарий»*** | ***Развитие инфраструктуры рынка ценных бумаг в регионе. Извлечение прибыли*** | ***4 426,3*** | ***Развитие инфраструктуры рынка ценных бумаг в регионе. Извлечение прибыли*** | ***Развитие инфраструктуры рынка ценных бумаг в регионе. Извлечение прибыли*** |

| | | | | |
|---|---|---|---|---|
| *Закрытое акционерное общество «Сургутнефтегазбанк»* | *Осуществление рассчетно-кассовых и иных банковских операций для ОАО «Сургутнефтегаз», получение прибыли* | *1 078 026,3* | *Проводятся рассчетно-кассовые и иные банковские операции ОАО «Сургутнефтегаз»* | *Проводятся рассчетно-кассовые и иные банковские операции ОАО «Сургутнефтегаз»* |

***Договоры о совместной деятельности между Обществом и иными организациями в отчетном квартале отсутствуют.***

3.2.11. Дополнительные требования к эмитентам, являющимся акционерными инвестиционными фондами или страховыми организациями

***Общество не является ни акционерным инвестиционным фондом, ни страховой организацией.***

3.2.12. Дополнительные требования к эмитентам, основной деятельностью которых является добыча полезных ископаемых

*млн.тонн*

| *Количество месторождений* | *Запасы нефти ВГФ* | | | | *Добыча нефти с начала разраб.* | *Извлек. запасы растворен. газа* | | *Добыча раств.газа с начала разраб.* | *Изв. запасы газа газовой шапки* | | *Накоп. добыча газа газ.шапк.* | *Извлек. запасы конденсата* | | *Накоп. добыча конден.* |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | *Балансовые* | | *Извлекаемые* | | | | | | | | | | | |
| | *A+B+C1* | *C2* | *A+B+C1* | *C2* | | *A+B+C1* | *C2* | | *A+B+C1* | *C2* | | *A+B+C1* | *C2* | |
| ***Месторождения, находящиеся в разработке*** | | | | | | | | | | | | | | |
| ***34*** | ***6929,34*** | ***1801,22*** | ***2126,03*** | ***269,84*** | ***1222,40*** | ***131,19*** | ***15,60*** | ***81,65*** | ***522,17*** | ***17,63*** | ***148,38*** | ***8,55*** | ***0,48*** | ***1,21*** |

| *Количество месторождений* | *Запасы нефти ВГФ* | | | | *Добыча нефти с начала разраб.* | *Извлек. запасы растворен. газа* | | *Добыча раств.газа с начала разраб.* | *Изв. запасы газа газовой шапки* | | *Накоп. добыча газа газ.шапк.* | *Извлек. запасы конденсата* | | *Накоп. добыча конден.* |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | *Балансовые* | | *Извлекаемые* | | | | | | | | | | | |
| | *A+B+C1* | *C2* | *A+B+C1* | *C2* | | *A+B+C1* | *C2* | | *A+B+C1* | *C2* | | *A+B+C1* | *C2* | |
| ***Месторождения, не введенные в разработку*** | | | | | | | | | | | | | | |
| ***33*** | ***495,773*** | ***1046,85*** | ***118,101*** | ***225,613*** | ***0*** | ***5,793*** | ***13,035*** | ***0*** | ***0,303*** | ***0,001*** | ***0*** | ***6,704*** | ***0,054*** | ***3,767*** |
| ***В С Е Г О : 67*** | ***7425,1*** | ***2848,1*** | ***2244,1*** | ***495,5*** | ***1222,4*** | ***137,0*** | ***28,6*** | ***81,7*** | ***522,5*** | ***17,6*** | ***148,4*** | ***15,26*** | ***0,532*** | ***4,978*** |

***Информация о лицензиях представлена в пункте 3.2.9.***

***Основанием для выдачи и продления срока лицензии служит Постановление Верховного Совета РФ «О порядке введения в действие положения о порядке лицензирования пользования недрами» от 15.07.92 №3314-1 и Закон РФ «О недрах» от 21.02.92 №2395-1.***

***Учитывая значительные ресурсы и объемы производства газа, Общество стремится повысить рентабельность данного сектора за счет создания полной производственной цепочки по производству и переработке газа, в связи с чем в январе 2002 года создано подразделение ОАО «Сургутнефтегаз» - Управление по переработке газа.***

***Общество осуществляет и будет осуществлять уплату всех видов налогов и платежей, предусмотренных законодательством Российской Федерации и правовыми актами Ханты-Мансийского автономного округа, основанными на законах Российской Федерации, в установленные сроки.***

***Сектор нефтепереработки и нефтехимии представлен заводом ООО «КИНЕФ» в г. Кириши.***

***Сбытовая сеть Общества состоит из пяти предприятий, которые ведут свою деятельность в Северо-Западном регионе России и занимают доминирующее положение на его топливных рынках. Среди них: Общество с ограниченной ответственностью "Калининграднефтепродукт", Общество с ограниченной ответственностью Сбытовое объединение "Тверьнефтепродукт", Общество с ограниченной ответственностью Сбытовое объединение "Псковнефтепродукт", Общество с ограниченной ответственностью "Новгороднефтепродукт", Открытое акционерное общество «Леннефтепрдукт».***

**3.4. Планы будущей деятельности эмитента.**

***В 2004 году ОАО «Сургутнефтегаз» запланирована работа по развитию всех сфер деятельности – добыча нефти и газа, переработка нефти и газа, сбыт нефтепродуктов.***

***В текущем году Общество планирует выйти на объем добычи нефти в 57 млн.тонн, производства газа 13,9 млрд. куб. метров. Укрепление ресурсной базы будет производиться за счет проведения геологоразведочных работ на лицензионных участках Общества.***

***В сфере нефтепереработки работа будет направлена на модернизацию нефтеперерабатывающего завода Компании ООО ПО «Киришинефтеоргсинтез», будут продолжены работы по реализации проекта строительства комплекса гидрокрекинга мазута, а также модернизация газоперерабатывающего комплекса – строительство третьей очереди установки по переработке газа, которая позволит повысить производительность производства на 6-7 млрд.куб.м. в год.***

**3.5.Участие эмитента в промышленных, банковских и финансовых группах, холдингах, концернах и ассоциациях.**

Полное наименование организации: ***Ассоциация "Совет по информации и сотрудничеству топливно-энергетического комплекса"***

Место и функции эмитента в организации: ***Член Ассоциации***

## 3.6.Дочерние и зависимые хозяйственные общества эмитента.

| № п/п | Полное и сокращенное фирменное наименование, место нахождения | Основание признания общества дочерним или зависимым по отношению к ОАО «Сургутнефтегаз» | Доля участия ОАО «Сургутнефтегаз» в уставном капитале дочернего или зависимого общества (доля обыкновенных акций дочернего или зависимого общества, принадлежащих ОАО «Сургутнефтегаз») | Доля участия дочернего (зависимого) общества в уставном капитале ОАО «Сургутнефтегаз» (доля обыкновенных акций ОАО «Сургутнефтегаз», принадлежащих дочернему или зависимому обществу) | Основные виды деятельности общества | Описание значения общества для деятельности ОАО «Сургутнефтегаз» |
|---|---|---|---|---|---|---|
| *1.* | *Общество с ограниченной ответственностью «Инвест-Защита»*<br>*ООО «Инвест-Защита»*<br>*Место нахождения: Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г.Сургут* | *ОАО «Сургутнефтегаз» имеет право прямо распоряжаться более 50% от общего количества голосов* | *87.2%* | *0.09 %* | *- брокерская деятельность;*<br>*- дилерская деятельность;*<br>*- деятельность по управлению ценными бумагами;*<br>*- оказание консультационных услуг в области операций с ценными бумагами* | *Оказание содействия в обеспечении прав акционеров ОАО «Сургутнефтегаз»*<br>*Извлечение прибыли* |
| *2.* | *Общество с ограниченной ответственностью «Инвестсибирьстрой»*<br>*ООО «Инвестсибирьстрой»*<br>*Место нахождения: Российская Федерация, Тюменская область, г.Сургут* | *ОАО «Сургутнефтегаз» имеет право прямо распоряжаться более 50% от общего количества голосов* | *100%* | | *- строительство и ремонт магистральных трубопроводов для транспортировки нефти, газа, воды*<br>*- строительство объектов жилья и соцкультбыта* | *Способствует увеличению строительного потенциала группы ОАО «Сургутнефтегаз»* |
| *3.* | *Закрытое акционерное общество «Сургутнефтестрой»*<br>*ЗАО «Сургутнефтестрой»*<br>*Место нахождения: РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут* | *ОАО «Сургутнефтегаз» имеет право прямо распоряжаться более 50% от общего количества голосов* | *100 %*<br>*(100%)* | | *- производство строительно-монтажных работ генподрядным и подрядным способом* | *Способствует увеличению строительного потенциала группы ОАО «Сургутнефтегаз»* |

| | | | | | | |
|---|---|---|---|---|---|---|
| 4. | ***Общество с ограниченной ответственностью «Нефть-консалтинг»***<br>***ООО «Нефть-консалтинг»***<br>***Место нахождения: РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут*** | ***ОАО «Сургутнефтегаз» имеет право прямо распоряжаться более 50% от общего количества голосов*** | ***95%*** | | ***- брокерская деятельность;***<br>***- дилерская деятельность;***<br>***- деятельность по управлению ценными бумагами;***<br>***- оказание консультационных услуг в области операций с ценными бумагами*** | ***Развитие инфраструктуры рынка ценных бумаг в регионе. Извлечение прибыли*** |
| 5. | ***Общество с ограниченной ответственностью «Страховое общество «Сургутнефтегаз»***<br>***ООО «Страховое общество «Сургутнефтегаз»***<br>***Место нахождения: Российская Федерация, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут*** | ***ОАО «Сургутнефтегаз» имеет право прямо распоряжаться более 50% от общего количества голосов*** | ***99,9%*** | | ***- осуществление видов страхования;***<br>***- перестрахование;***<br>***- оказание информационных и консультационных услуг по страховой деятельности*** | ***Производит страхование активов ОАО «Сургутнефтегаз»*** |
| 6. | ***Общество с ограниченной ответственностью «Центральный Сургутский Депозитарий»***<br>***ООО «Центральный Сургутский Депозитарий»***<br>***Место нахождения: Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г.Сургут*** | ***ОАО «Сургутнефтегаз» имеет право прямо распоряжаться более 50% от общего количества голосов*** | ***63,2%*** | ***0,04%***<br>***(0,04%)*** | ***- депозитарная деятельность*** | ***Развитие инфраструктуры рынка ценных бумаг в регионе. Извлечение прибыли*** |
| 7. | ***Закрытое акционерное общество «Сургутнефтегазбанк»***<br>***ЗАО «СНГБ»***<br>***Место нахождения: Российская Федерация. Ханты-Мансийский автономный округ, г.Сургут*** | ***ОАО «Сургутнефтегаз» имеет право прямо распоряжаться более 50% от общего количества голосов*** | ***91,5%***<br>***(93,4%)*** | | ***- осуществление банковских операций*** | ***Осуществляет рассчетно-кассовые и иные банковские операции для ОАО «Сургутнефтегаз»*** |

| | | | | | | |
|---|---|---|---|---|---|---|
| 8. | Общество с ограниченной ответственностью «Калининграднефтепродукт»<br>ООО «Калининграднефтепродукт»<br>Место нахождения: РФ, г.Калининград | ОАО «Сургутнефтегаз» имеет право прямо распоряжаться более 50% от общего количества голосов | 100% | | - закупка, хранение, реализация нефтепродуктов | Осуществляет сбыт нефтепродуктов группы ОАО «Сургутнефтегаз» |
| 9. | Общество с ограниченной ответственностью «Производственное объединение «Киришинефтеоргсинтез»<br>ООО «КИНЕФ»<br>Место нахождения: РФ, Ленинградская обл., г.Кириши | ОАО «Сургутнефтегаз» имеет право прямо распоряжаться более 50% от общего количества голосов | 99,9% | | - переработка нефтяного сырья, производство и реализация нефтепродуктов:<br>- бензины автомобильные, топлива дизельные и котельные, битумы нефтяные, ароматические углеводороды и другие продукты нефтепереработки и нефтехимии. | Переработка сырья, поставляемого ОАО «Сургутнефтегаз» |
| 10. | Общество с ограниченной ответственностью «Лизинг продакшн»<br>ООО «Лизинг продакшн»<br>Место нахождения: Российская Федерация, Тюменская область, Ханты-Мансийский а.о .- Югра, г.Сургут | ОАО «Сургутнефтегаз» имеет право прямо распоряжаться более 50% от общего количества голосов | 93,09% | | - посредническая, маркетинговая и консультационная деятельность | Способствует увеличению капитализации ОАО «Сургутнефтегаз» и защите интересов акционеров |
| 11. | Общество с ограниченной ответственностью Сбытовое объединение «Тверьнефтепродукт»<br>ООО «СО «Тверьнефтепродукт»<br>Место нахождения: РФ, г.Тверь | ОАО «Сургутнефтегаз» имеет право прямо распоряжаться более 50% от общего количества голосов | 100% | | - закупка, хранение, реализация нефтепродуктов | Осуществляет сбыт нефтепродуктов группы ОАО «Сургутнефтегаз» |
| 12. | Общество с ограниченной ответственностью «Новгороднефтепродукт»<br>ООО «Новгороднефтепродукт»<br>Место нахождения: РФ, г.Новгород | ОАО «Сургутнефтегаз» имеет право прямо распоряжаться более 50% от общего количества голосов | 100% | | - закупка, хранение, реализация нефтепродуктов | Осуществляет сбыт нефтепродуктов группы ОАО «Сургутнефтегаз» |

| | | | | | | |
|---|---|---|---|---|---|---|
| 13. | Общество с ограниченной ответственностью Сбытовое объединение «Псковнефтепродукт»<br>ООО «Псковнефтепродукт»<br>Место нахождения: РФ, г.Псков | ОАО «Сургутнефтегаз» имеет право прямо распоряжаться более 50% от общего количества голосов | 100% | | - закупка, хранение, реализация нефтепродуктов | Осуществляет сбыт нефтепродуктов группы ОАО «Сургутнефтегаз» |
| 14. | Общество с ограниченной ответственностью «Сургутнефтегазбурение»<br>ООО «Сургутнефтегазбурение»<br>Место нахождения: Российская Федерация, Ханты-Мансийский автономный округ, г.Сургут | ОАО «Сургутнефтегаз» имеет право прямо распоряжаться более 50% от общего количества голосов | 100% | | - строительство нефтяных и газовых эксплуатационных и нагнетательных скважин | Способствует увеличению строительного потенциала группы ОАО «Сургутнефтегаз» |
| 15. | Открытое акционерное общество «Совхоз «Червишевский»<br>ОАО «Совхоз «Червишевский»<br>Место нахождения: Российская Федерация, Тюменская область, Тюменский район, с.Червишево | ОАО «Сургутнефтегаз» имеет право прямо распоряжаться более 50% от общего количества голосов | 99,9%<br>(99,9%) | | - производство молочных продуктов, зерна, муки, комбикормов, хлебобулочных, мучных, макаронных изделий, мяса, колбасных изделий, овощей, плодово-ягодных изделий, крупного рогатого скота, изделий из древесины | Производит сельско-хозяйственную продукцию для трудового коллектива ОАО «Сургутнефтегаз» |
| 16. | Общество с ограниченной ответственностью «Сургутмебель»<br>ООО «Сургутмебель»<br>Место нахождения: Российская Федерация, Ханты-Мансийский автономный округ, Сургутский район, п.Барсово | ОАО «Сургутнефтегаз» имеет право прямо распоряжаться более 50% от общего количества голосов | 100 % | | - строительные материалы из древесины | Производит строительные материалы, детали, конструкции для нужд ОАО «Сургутнефтегаз» |

| | | | | | | |
|---|---|---|---|---|---|---|
| *17.* | ***Открытое акционерное общество «Сургутполимер»***<br>***ОАО «Сургутполимер»***<br>***Место нахождения:***<br>***Российская Федерация, Ханты-Мансийский автономный округ, г.Сургут*** | ***ОАО «Сургутнефтегаз» имеет право прямо распоряжаться более 20% от общего количества голосов*** | *30%*<br>*(30%)* | | ***В стадии ликвидации*** | ***В стадии ликвидации*** |

**3.7.Состав, структура и стоимость основных средств эмитента, информация о планах по приобретению, замене, выбытию основных средств, а также обо всех фактах обременения основных средств эмитента.**

3.7.1.Оновные средства

Дата проведения переоценки: ***На 01.01.2002***

Тыс. руб.

| ОСНОВНЫЕ СРЕДСТВА | Первоначальная (восстановительная) стоимость | Остаточная ( за вычетом амортизации) стоимость до проведения переоценки | Полная стоимость после проведения переоценки | Остаточная (за вычетом амортизации) стоимость после проведения переоценки |
|---|---|---|---|---|
| Земельные участки и объекты природопользования | *3 514* | *3 514* | *3 514* | *3 514* |
| Здания | *11 547 494* | *6 292 538* | *23 785 735* | *9 250 122* |
| Сооружения | *97 170 791* | *52 950 959* | *374 255 034* | *145 545 424* |
| Машины и оборудование | *40 259 633* | *29 021 796* | *89 550 917* | *46 280 273* |
| Транспортные средства | *9 863 291* | *7 110 110* | *18 833 703* | *9 733 333* |
| Производственный и хозяйственный инвентарь | *811 055* | *702 706* | *1 774 808* | *1 765 876* |
| Многолетние насаждения | *21* | *18* | *60* | *45* |
| Другие виды основных средств | *5 643 367* | *4 889 467* | *7 578 103* | *5 726 087* |
| ИТОГО | *165 299 166* | *100 971 108* | *515 781 874* | *218 304 674* |

Способ проведения переоценки основных средств.

***Переоценка основных средств проведена по рыночной стоимости соответствующих основных средств.***

Сведения о планах по приобретению, замене, выбытию основных средств, стоимость которых составляет 10 и более процентов стоимости основных средств Общества, и иных основных средств.

***Планов по приобретению, замене, выбытию основных средств, стоимость которых составляет 10 и более процентов стоимости основных средств Общества, и иных основных средств в данном отчетном квартале нет.***

Сведения обо всех фактах обременения основных средств Общества.

***Обремененных основных средств нет.***

3.7.2.Стоимость недвижимого имущества эмитента.

***В отчетном квартале информация не указывается.***

# 4. Сведения о финансово-хозяйственной деятельности эмитента.

**4.1. Результаты финансово-хозяйственной деятельности эмитента.**
***В отчетном квартале информация не указывается***

**4.2. Ликвидность эмитента.**
***В отчетном квартале информация не указывается***

**4.3. Размер, структура и достаточность капитала и оборотных средств эмитента**

4.3.1. Размер и структура капитала и оборотных средств эмитента:

1. Размер уставного капитала: ***43 427 993 940 рублей, что соответствует зарегистрированному Уставу общества.***
2. Общая стоимость акций эмитента, выкупленных эмитентом для последующей перепродажи (передачи): ***таких акций нет.***
3. Доля вышеназванных акций от размещенных акций эмитента: ***0%.***
4. Размер резервного капитала эмитента, формируемого за счет отчислений из прибыли эмитента: ***6 514 198 000 рублей.***
5. Размер добавочного капитала эмитента, отражающий прирост стоимости чистых активов, выявляемый по результатам переоценки, а также сумму разницы между продажной ценой и номинальной стоимостью акций Общества за счет продажи акций по цене, превышающей номинальную стоимость: ***см. п.8.10.***
6. Размер нераспределенной чистой прибыли эмитента: ***см. п.8.10.***
7. Размер средств целевого финансирования: ***см. п.8.10.***
8. Общая сумма капитала: ***см. п.8.10.***
9. Размер оборотных средств эмитента: ***см. п.8.10.***

Источники финансирования оборотных средств эмитента (собственные источники, займы, кредиты).
***Источником финансирования оборотных средств Общества являются собственные средства.***

Анализ изменения приведенных показателей размера и структуры капитала и оборотных средств эмитента с указанием значения, которое, по мнению органов управления эмитента, имеют приведенные изменения для показателей достаточности капитала и оборотных средств эмитента, а также причин и факторов, которые, по мнению органов управления эмитента, привели к такому изменению.
***См. п.8.10.***

Указывается политика эмитента по финансированию оборотных средств, а также факторы, которые могут повлечь изменение в политике финансирования оборотных средств и оценка вероятности их появления.
***См. п.3.2.6.***

4.3.2. Достаточность капитала и оборотных средств

| Показатель | III квартал 2003 | IV квартал 2003 |
|---|---|---|
| *Размер операционных расходов (тыс.руб.)* | ***47 628 818*** | ***см.п.8.10*** |
| *Среднедневные операционные расходы (тыс.руб. в день)* | ***517 704,5*** | ***см.п.8.10*** |
| *Краткосрочные обязательства (тыс.руб.)* | ***29 572 616*** | ***см.п.8.10*** |
| *Собственный капитал и резервы (тыс.руб.)* | ***498 366 462*** | ***см.п.8.10*** |
| *Достаточность собственного капитала* | ***Капиталов и резервов достаточно для покрытия суммы краткосрочных обязательств и операционных расходов*** | ***см.п.8.10*** |
| *Оборотные средства* | ***193 895 694*** | ***см.п.8.10*** |
| *Достаточность оборотных средств для покрытия текущих операционных расходов (тыс.руб.)* | ***Оборотных средств достаточно для покрытия текущих операционных расходов*** | ***см.п.8.10*** |

4.3.3. Денежные средства

Потребность: ***Потребность Общества в денежных средствах на 1 квартал 2004 года составляет 53 043 835 тыс. рублей, всего на 2004 год 206 893 477 тыс. руб.***

Источники: ***Источники покрытия потребности в денежных средствах:***

- ***выручка от реализации основной продукции, прочей реализации;***
- ***поступления средств от инвестиционной и финансовой деятельности.***

Арестованные счета: ***Остатков по арестованным банковским счетам нет.***

Информация о кредиторской задолженности эмитента, собранной в банке на картотеке: ***Кредиторская задолженность Общества, собранная в банке на картотеке, отсутствует.***

4.3.4. Финансовые вложения эмитента.

***См. пункт 8.10.***

4.3.5. Нематериальные активы эмитента.

***См. пункт 8.10.***

**4.4. Сведения о политике и расходах эмитента в области научно-технического развития, в отношении лицензий и патентов, новых разработок и исследований.**

Организация научно-исследовательских и опытно конструкторских работ (НИОКР) ОАО «Сургутнефтегаз».

***«СургутНИПИнефть» в 2003 году работы велись по 64 темам.***

***Постоянно совершенствуются методы экономического обоснования проектных решений с учетом экономической ситуации и налогового законодательства.***

***Продолжается внедрение лабораторного оборудования в г. Сургуте и г. Тюмени, работы по расширению области аккредитации, созданию методик исследований, освоению новых программных средств.***

***Продолжаются работы по методическому, программному и административному обеспечению интегрированного банка геолого-геофизических и промысловых данных, составлению долгосрочных программ воздействия на пласты, технико-экономическому обоснованию развития нефтеотдачи за счет применения различных методов, совершенствованию методов проектирования и разработки месторождений на базе математических моделей фильтрации, которые учитывают все известные особенности геологического строения пластов, процессов выработки запасов и реализации систем разработки.***

***Продолжаются работы по повышению квалификации научных кадров.***

***В институте в настоящее время 9 соискателей и 11 аспирантов готовятся к защите диссертаций. Сотрудники участвуют в постоянно действующих семинарах по исследованию скважин, научно-практических конференциях. В публикации различных научно-технических изданий сотрудники принимали активное участие. Опубликовано 46 научных статей и докладов.***

Эффективность законченных НИОКР

***См.п.8.10.***

Организация рационализаторской, изобретательской и патентной работы в ОАО «Сургутнефтегаз».

***В 2003 году в рационализаторской работе участвовал 2721 автор, было внедрено 1963 рационализаторских предложения.***

Показатели рационализаторской работы в ОАО «Сургутнефтегаз»

| | **2003 год** |
|---|---|
| *Число авторов, чел.* | *2721* |
| *Количество предложений, шт.* | *1963* |

***В 2003 году усилена работа по учету и созданию нематериальных активов. С этой целью разработано «Положение о создании, использовании и правовой охране результатов интеллектуальной деятельности в ОАО «Сургутнефтегаз».***

***В результате было оформлено и отправлено в Федеральный институт промышленной собственности Роспатента 23 заявки, в том числе: 4 изобретения, 13 полезных моделей, 6 программных средств и баз данных.***

***Получено в 2003 году 9 охранных документов, в том числе: 4 патента на полезные модели, 5 свидетельств об официальной регистрации баз данных и 6 решений о выдаче охранных документов, в том числе: 2 патента на изобретения, 4 патента на полезные модели.***

***На рассмотрении в Роспатенте находятся 2 заявки на изобретения, 5 заявок на полезные модели и 1 заявка на официальную регистрацию базы данных.***

Сведения о заявках, находящихся на рассмотрении в Роспатенте

| Вид объекта охраны | Год отправки в Роспатент | | | |
|---|---|---|---|---|
| | 2001 | 2002 | 2003 | Всего |
| **Изобретение** | *1* | *3* | *2* | *6* |
| **Полезная модель** | - | - | *5* | *5* |
| **База данных** | - | - | *1* | *1* |
| **Итого** | *1* | *3* | *8* | *12* |

***В 2003 году проведена инвентаризация всех объектов интеллектуальной собственности (ОИС), находящихся на балансе в структурных подразделениях Общества на предмет их использования в производстве.***

## 4.5.Анализ тенденций развития в сфере основной деятельности эмитента.

***Устойчивый рост спроса на углеводородное сырье во всем мире на протяжении последних лет в значительной степени определял динамику развития нефтяной отрасли РФ. При этом улучшение конъюнктуры мировых рынков за период, начиная с 1999 года, позволило нефтяным компаниям наращивать объемы добычи нефти как за счет осуществления капитальных вложений в разработку месторождений, так и за счет расширения добывающих мощностей путем приобретения активов нефтедобычи. Значительную роль в динамике роста объемов производства в отрасли сыграло применение нефтяными компаниями новых технологий, которые позволяют повысить эффективность разработки месторождений в части темпов роста, снижения эксплуатационных затрат и повышения коэффициентов нефтеизвлечения. В целом рост объемов добычи нефти за период, начиная с 1999 по 2003 год составил 38%.***

***На протяжении рассматриваемого периода Общество увеличило объемы добычи нефти на 44%, обеспечивая ежегодные темпы роста объемов производства выше среднеотраслевого. Высокие темпы роста были обеспечены значительным уровнем капитальных вложений в разработку эксплуатируемых и новых месторождений, комплексным применением новых технологий, направленных на повышение уровня нефтеизвлечения на месторождениях Общества.***

***Стратегия Общества в нефтедобыче направлена на долгосрочное извлечение потенциала месторождений, которое позволяет обеспечить минимальный уровень рисков, связанных с резким падением уровня добычи нефти в будущем и резким ростом капитальных и эксплуатационных затрат по его поддержанию.***

***Таким образом, основными факторами, влияющими на деятельность Общества в будущем, будут являться внешние факторы, такие как:***

***конъюнктура цен на нефть на внутреннем и мировых рынках;***

***развитие экспортных мощностей по транспортировке нефти;***

***возможное введение дополнительного налогообложения на нефтяные компании.***

***Наметившаяся за последние годы тенденция развития отрасли была продолжена в 4 квартале 2003 года. Объем добычи нефти составил 110,32 млн.тонн, что на 10% выше аналогичного показателя 2002 года.***

***Поставка нефти на нефтеперерабатывающие заводы России в октябре-декабре 2003 года выросла на 29% по сравнению с аналогичным периодом прошлого года и составила 55,83 млн.тонн. При этом первичная переработка нефти на российских НПЗ за этот период составила 48,46 млн.тонн или 1,4% от уровня 4 квартала 2002 года.***

***Объем производства газа в России в 4 квартале 2003 года вырос по сравнению с 4 кварталом 2002 года, в связи со значительным приростом добычи газа нефтяными компаниями, на 1,6% и достиг 163,3 млрд.куб.метров.***

*Объемы производства нефти и газа ОАО «Сургутнефтегаз» за этот период выросли на 9% и 3% соответственно и составили 14,1 млн.тонн нефти и 3,62 млрд.куб.метров газа. Доля ОАО «Сургутнефтегаз» в российской добыче нефти составила около 13%, в производстве газа – около 2%.*

## 5. Подробные сведения о лицах, входящих в состав органов управления эмитента, органов эмитента по контролю за его финансово-хозяйственной деятельностью, и краткие сведения о сотрудниках (работниках) эмитента.

### 5.1. Сведения о структуре и компетенции органов управления эмитента.

*Высшим органом управления Общества является общее собрание акционеров.*

*Общее руководство деятельностью Общества осуществляет Совет директоров, который вправе принимать решения по любым вопросам деятельности Общества, кроме тех, которые отнесены в соответствии с Уставом Общества к компетенции общего собрания акционеров. Совет директоров Общества в количественном составе, определяемом решением общего собрания акционеров Общества, избирается годовым общим собранием акционеров Общества в предусмотренном Уставом Общества порядке, сроком до следующего годового общего собрания акционеров. Лица, избранные в состав Совета директоров, могут переизбираться неограниченное число раз.*

*Генеральный директор является единоличным исполнительным органом Общества и руководит текущей деятельностью Общества в порядке и в пределах компетенции, определенной Уставом Общества, а также в соответствии с решениями Совета директоров и общего собрания акционеров. Генеральный директор Общества назначается Советом директоров Общества на срок 5 лет.*

*По истечении срока полномочий Генерального директора, он может быть назначен Советом директоров на тот же срок неограниченное число раз.*

*Генеральный директор подотчетен Совету директоров и общему собранию акционеров Общества.*

*Полномочия органов управления Общества определены Уставом Общества.*

*Компетенция общего собрания акционеров (участников) эмитента в соответствии с его Уставом (учредительными документами):*

*К компетенции общего собрания акционеров относятся следующие вопросы, решение по которым принимается, если за него проголосовали акционеры - владельцы более 50% голосующих акций Общества, принимающие участие в общем собрании акционеров, при условии, что иное не предусмотрено Уставом Общества:*

*1) внесение изменений и дополнений в Устав Общества или утверждение Устава Общества в новой редакции, за исключением случаев, предусмотренных Федеральным законом "Об акционерных обществах" и Уставом Общества;*

*2) уменьшение уставного капитала путём уменьшения номинальной стоимости акций, приобретения Обществом части акций в целях сокращения их общего количества или погашения не полностью оплаченных акций, а также путём погашения приобретённых или выкупленных Обществом акций;*

*3) утверждение годовых отчетов, годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также распределение прибылей и убытков Общества;*

*4) решение о выплате годовых дивидендов, утверждение размера дивиденда и формы его выплаты по акциям каждой категории (типа). Решение принимается по рекомендации Совета директоров. Размер годовых дивидендов не может быть выше размера, рекомендованного Советом директоров;*

*5) избрание членов Ревизионной комиссии Общества и досрочное прекращение их полномочий, утверждение Положения о Ревизионной комиссии Общества;*

*6) принятие решений о реорганизации Общества;*

*7) принятие решений о ликвидации Общества, назначение ликвидационной комиссии и утверждение промежуточного и окончательного ликвидационных балансов;*
*8) определение количественного состава Совета директоров Общества, избрание членов Совета директоров и досрочное прекращение их полномочий;*
*9) определение количества, номинальной стоимости, категории (типа) объявленных акций и прав, предоставляемых этими акциями;*
*10) утверждение аудитора Общества;*
*11) порядок ведения общего собрания акционеров;*
*12) образование счётной комиссии;*
*13) определение формы сообщения Обществом информации (материалов), подлежащей представлению акционерам при подготовке к проведению общего собрания акционеров, в том числе определение органа печати в случае сообщения в форме опубликования;*
*14) дробление и консолидация акций;*
*15) решение об одобрении Обществом сделок, в совершении которых имеется заинтересованность, в соответствии с Федеральным законом "Об акционерных обществах", за исключением сделок, совершаемых между Обществом и открытым акционерным обществом "Нефтяная компания "Сургутнефтегаз" (ОАО "НК "Сургутнефтегаз") в порядке, предусмотренном Уставом Общества;*
*16) решение об одобрении Обществом крупных сделок в соответствии с п.3 ст.79 Федерального закона "Об акционерных обществах";*
*17) увеличение уставного капитала путем размещения дополнительных обыкновенных акций по открытой подписке в случае, если количество дополнительно размещаемых обыкновенных акций составляет более 25 процентов ранее размещенных Обществом обыкновенных акций;*
*18) увеличение уставного капитала Общества путем размещения дополнительных акций по закрытой подписке;*
*19) размещение по закрытой подписке эмиссионных ценных бумаг, конвертируемых в акции. Размещение посредством открытой подписки конвертируемых эмиссионных ценных бумаг, которые могут быть конвертированы в обыкновенные акции, составляющие более 25 процентов ранее размещенных обыкновенных акций;*
*20) увеличение уставного капитала Общества путем увеличения номинальной стоимости акций;*
*21) принятие решения об участии в холдинговых компаниях, финансово-промышленных группах, ассоциациях и иных объединениях коммерческих организаций;*
*22) утверждение внутренних документов, регулирующих деятельность органов Общества;*
*23) иные вопросы, предусмотренные действующим законодательством Российской Федерации.*

*Вопросы, отнесенные к компетенции общего собрания акционеров, не могут быть переданы на решение Совету директоров и Генеральному директору Общества.*

*Компетенция Совета директоров (наблюдательного совета) эмитента в соответствии с его Уставом (учредительными документами):*

*К компетенции Совета директоров относятся следующие вопросы:*
*1) вынесение на решение общего собрания акционеров вопросов, предусмотренных Уставом Общества;*
*2) рекомендации о размере выплачиваемого акционерам дивиденда и порядке его выплаты;*
*3) определение приоритетных направлений деятельности Общества;*
*4) созыв годового и внеочередного общих собраний акционеров Общества;*
*5) утверждение повестки дня общего собрания акционеров;*
*6) определение даты составления списка лиц, имеющих право на участие в общем собрании, даты, места и времени проведения общего собрания акционеров, сообщения акционерам о его проведении, перечня предоставляемых акционерам материалов (информации) при подготовке к проведению общего собрания акционеров, формы и текста бюллетеня для голосования;*

*7) предварительное утверждение годовых отчетов, бухгалтерских балансов, счетов прибылей и убытков Общества;*
*8) увеличение уставного капитала Общества путем размещения Обществом:*
*- дополнительных обыкновенных акций по открытой подписке в пределах количества и категории (типа) объявленных акций, если количество дополнительно размещаемых обыкновенных акций составляет 25 и менее процентов ранее размещенных Обществом обыкновенных акций;*
*- дополнительных привилегированных акций посредством открытой подписки;*
*- дополнительных акций за счет имущества Общества;*
*9) утверждение отчета об итогах выпуска и приобретения Обществом акций Общества;*
*10) внесение изменений в Устав Общества, связанных с увеличением уставного капитала Общества путем увеличения номинальной стоимости акций;*
*11) внесение изменений в Устав Общества, связанных с увеличением уставного капитала Общества путем размещения дополнительных акций;*
*12) размещение Обществом:*
*- облигаций и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством открытой подписки и при этом могут быть конвертированы в обыкновенные акции Общества, составляющие 25 и менее процентов ранее размещенных обыкновенных акций;*
*- облигаций и иных эмиссионных ценных бумаг в случае, когда по условиям размещения они не являются конвертируемыми в акции Общества;*
*13) определение рыночной стоимости имущества Общества;*
*14) приобретение и выкуп размещенных Обществом акций, облигаций и иных ценных бумаг в случаях, предусмотренных Уставом Общества;*
*15) распоряжение приобретенными и выкупленными Обществом акциями, а также акциями, поступившими в распоряжение Общества в силу неисполнения покупателями обязательств по их оплате;*
*16) избрание Председателя Совета директоров и Заместителя Председателя Совета директоров из числа членов Совета директоров;*
*17) назначение Генерального директора Общества, установление размеров выплачиваемых ему вознаграждений и компенсаций;*
*18) рекомендации по размеру выплачиваемых членам Ревизионной комиссии Общества вознаграждений и компенсаций и определение размера оплаты услуг аудитора;*
*19) определение направлений использования резервного, целевых и иных фондов Общества;*
*20) утверждение внутренних документов Общества, за исключением внутренних документов, утверждение которых отнесено к компетенции Общего собрания акционеров Федеральным законом "Об акционерных обществах", а также иных внутренних документов Общества, утверждение которых отнесено к компетенции Генерального директора Уставом Общества;*
*21) создание филиалов и открытие представительств Общества;*
*22) внесение изменений в Устав Общества, связанных с созданием филиалов, открытием представительств Общества и их ликвидацией;*
*23) принятие решения об одобрении Обществом крупных сделок, в соответствии с Федеральным законом "Об акционерных обществах";*
*24) принятие решения об одобрении Обществом сделок, в совершении которых имеется заинтересованность в соответствии с Федеральным законом "Об акционерных обществах", за исключением сделок, совершаемых между Обществом и открытым акционерным обществом "Нефтяная компания "Сургутнефтегаз" (ОАО "НК "Сургутнефтегаз") в порядке, предусмотренном Уставом Общества;*
*25) принятие решения о заключении договора об установлении отношений основного и дочернего общества между открытым акционерным обществом "Сургутнефтегаз" и открытым акционерным обществом "Нефтяная компания "Сургутнефтегаз";*
*26) утверждение регистратора Общества, утверждение и расторжение договора с ним;*
*27) иные вопросы, предусмотренные законодательством Российской Федерации.*

*Компетенция единоличного и коллегиального исполнительных органов эмитента в соответствии с его уставом (учредительными документами):*

*К компетенции Генерального директора Общества относится:*

*1) выполнение решений общего собрания акционеров и Совета директоров Общества;*

*2) издание приказов, инструкций, распоряжений, указаний и других актов по вопросам деятельности Общества, обязательных для исполнения всеми работниками Общества;*

*3) совершение в пределах предоставленных ему прав всех необходимых действий для реализации правомочий владения, пользования и распоряжения имуществом Общества, в том числе заключение договоров на приобретение, отчуждение имущества Общества; заключение договоров займов, кредитных договоров, кроме того, в связи с невозможностью определения на дату проведения общего собрания акционеров Общества сделок, подлежащих совершению в продолжение хозяйственных отношений между Обществом и ОАО "НК "Сургутнефтегаз", в совершении которых в будущем может возникнуть заинтересованность генерального директора Общества, установить, что сделки указанного характера, в т.ч. сделки займа, а также сделки, связанные с приобретением или отчуждением Обществом прямо или косвенно имущества, в т.ч. акций, в предельной сумме, составляющей 10% балансовой стоимости активов Общества на дату принятия решения о заключении таких сделок, могут совершаться генеральным директором самостоятельно;*

*4) представительство от имени Общества в отношениях с любыми российскими и иностранными юридическими и физическими лицами, заключение на территории Российской Федерации и за границей соглашений, договоров и совершение иных сделок от имени Общества, в том числе заключение договоров на приобретение имущества стоимостью до 25% балансовой стоимости активов Общества, определенной по данным бухгалтерской отчетности Общества на последнюю отчетную дату, осуществление распоряжения средствами резервного, целевых и иных фондов Общества в соответствии с указанными Советом директоров Общества направлениями, выдача доверенностей на совершение сделок, открытие расчетных и иных счетов в банках и иных организациях и учреждениях;*

*5) решение вопросов, связанных с инвестициями в развитие предприятий, организаций;*

*6) утверждение и изменение структуры Общества, образование и прекращение деятельности структурных подразделений Общества, утверждение положений о структурных подразделениях Общества;*

*7) утверждение штатного расписания, сметы расходов на содержание, размеров и форм оплаты труда работников Общества, Правил внутреннего трудового распорядка и должностных инструкций для всех категорий работников Общества;*

*8) прием на работу, назначение и освобождение от должности, увольнение работников Общества, руководителей структурных подразделений, установление им должностных окладов и надбавок, применение к ним мер поощрения и дисциплинарного воздействия, принятие решений о привлечении их к материальной ответственности, заключение от имени Общества трудовых договоров (контрактов) с работниками;*

*9) решение вопросов социального развития Общества и его дочерних обществ;*

*10) принятие решений о предъявлении от имени Общества претензий и исков к юридическим и физическим лицам как в Российской Федерации, так и за рубежом в соответствии с законодательством.*

*Генеральный директор Общества вправе также принимать решения по любым вопросам руководства текущей деятельностью Общества и его дочерних обществ, не относящимся к компетенции общего собрания акционеров и Совета директоров Общества. Генеральный директор самостоятельно принимает решения по вопросам, относящимся к его компетенции.*

*Генеральный директор на время своего отсутствия и при иных обстоятельствах вправе назначить из числа должностных лиц Общества лицо, временно исполняющее обязанности Генерального директора.*

## 5.2. Информация о лицах, входящих в состав органов управления эмитента.

Совет директоров (наблюдательный совет).

Председатель:
ФИО: ***Усольцев Александр Викторович***
Год рождения: ***1938***
Образование: ***Высшее профессиональное***
Должности за последние 5 лет:
Период: -
Организация: ***нет***
Должность: ***Должностей не занимает***

Доля в уставном капитале эмитента: ***0.008%***
Доля обыкновенных акций эмитента: ***0.009%***
Доли в дочерних/зависимых обществах эмитента:
***долей не имеет***

Характер родственных связей (при наличии): ***Нет***

Члены совета директоров:
ФИО: ***Ананьев Сергей Алексеевич***
Год рождения: ***1959***
Образование: ***Высшее профессиональное***
Должности за последние 5 лет:
Период: ***1999 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Должность: ***Начальник нефтегазодобывающего управления "Федоровскнефть"***

Доля в уставном капитале эмитента: ***0.004%***
Доля обыкновенных акций эмитента: ***0.005%***
Доли в дочерних/зависимых обществах эмитента:
***долей не имеет***

Характер родственных связей (при наличии): ***Нет***

ФИО: ***Анзиряев Юрий Николаевич***
Год рождения: ***1951***
Образование: ***Высшее профессиональное***
Должности за последние 5 лет:
Период: ***1999 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Должность: ***Начальник нефтегазодобывающего управления "Лянторнефть"***

Доля в уставном капитале эмитента: ***0.01%***
Доля обыкновенных акций эмитента: ***0.007%***
Доли в дочерних/зависимых обществах эмитента:
***долей не имеет***

Характер родственных связей (при наличии): ***Нет***

ФИО: ***Богданов Владимир Леонидович***
Год рождения: ***1951***
Образование: ***Высшее профессиональное***
Должности за последние 5 лет:
Период: ***1999 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Должность: ***Генеральный директор***
Период: ***1999 - 2003***
Организация: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Должность: ***Президент***

Период: ***1999 - наст. время***
Организация: ***Негосударственный пенсионный фонд "Сургутнефтегаз"***
Должность: ***Президент фонда***

Доля в уставном капитале эмитента: ***0.3%***
Доля обыкновенных акций эмитента: ***0.3%***
Доли в дочерних/зависимых обществах эмитента:
***долей не имеет***

Характер родственных связей (при наличии): ***Нет***

ФИО: ***Буланов Александр Николаевич***
Год рождения: ***1959***
Образование: ***Высшее профессиональное***
Должности за последние 5 лет:
Период: ***1999 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Должность: ***Начальник нефтегазодобывающего управления "Сургутнефть"***

Доля в уставном капитале эмитента: ***0.0005%***
Доля обыкновенных акций эмитента: ***0.0002 %***
Доли в дочерних/зависимых обществах эмитента:
***долей не имеет***

Характер родственных связей (при наличии): ***Нет***

ФИО: ***Матвеев Николай Иванович***
Год рождения: ***1942***
Образование: ***Высшее профессиональное***
Должности за последние 5 лет:
Период: ***1999 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Должность: ***Главный инженер - первый заместитель генерального директора***

Доля в уставном капитале эмитента: ***0.01%***
Доля обыкновенных акций эмитента: ***0.01%***
Доли в дочерних/зависимых обществах эмитента:
***долей не имеет***

Характер родственных связей (при наличии): ***Нет***

ФИО: *Медведев Николай Яковлевич*
Год рождения: *1943*
Образование: *Высшее профессиональное*
Должности за последние 5 лет:

Период: *1999 - наст. время*
Организация: *Открытое акционерное общество "Сургутнефтегаз"*
Должность: *Главный геолог - заместитель генерального директора*

Период: *1999 - 2003*
Организация: *Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"*
Должность: *Главный геолог*

Доля в уставном капитале эмитента: *0.03%*
Доля обыкновенных акций эмитента: *0.04%*
Доли в дочерних/зависимых обществах эмитента:
*долей не имеет*

Характер родственных связей (при наличии): *Нет*

ФИО: *Мугу Байзет Юнусович*
Год рождения: *1953*
Образование: *Высшее профессиональное*
Должности за последние 5 лет:
Период: *1999 - наст. время*
Организация: *Открытое акционерное общество "Сургутнефтегаз"*
Должность: *Начальник нефтегазодобывающего управления "Комсомольскнефть"*

Доля в уставном капитале эмитента: *0.003%*
Доля обыкновенных акций эмитента: *0.003%*
Доли в дочерних/зависимых обществах эмитента:
*долей не имеет*

Характер родственных связей (при наличии): *Нет*

ФИО: *Федоров Сергей Анатольевич*
Год рождения: *1956*
Образование: *Высшее профессиональное*
Должности за последние 5 лет:
Период: *1999 - 2000*
Организация: *Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"*
Должность: *Директор департамента ценных бумаг*

Период: *2000 - наст. время*
Организация: *Открытое акционерное общество "Сургутнефтегаз"*
Должность: *Заместитель генерального директора по ценным бумагам*

Период: *2001 -2003*
Организация: *Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"*
Должность: *Вице-президент по ценным бумагам*
Доля в уставном капитале эмитента: *0.0005%*
Доля обыкновенных акций эмитента: *0.0001%*

Доли в дочерних/зависимых обществах эмитента:
***долей не имеет***

Характер родственных связей (при наличии): ***Нет***

Исполнительный орган:

Единоличный исполнительный орган (такие же данные при передаче полномочий управляющему):

ФИО: ***Богданов Владимир Леонидович***

Год рождения: ***1951***

Образование: ***Высшее профессиональное***

Должности за последние 5 лет:
Период: ***1999 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Должность: ***Генеральный директор***

Период: ***1999 - 2003***
Организация: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Должность: ***Президент***

Период: ***1999 - наст. время***
Организация: ***Негосударственный пенсионный фонд "Сургутнефтегаз"***
Должность: ***Президент фонда***

Доля в уставном капитале эмитента: ***0.3%***
Доля обыкновенных акций эмитента: ***0.3%***
Доли в дочерних/зависимых обществах эмитента:
***долей не имеет***

Характер родственных связей (при наличии): ***Нет***

**5.3. Сведения о размере вознаграждения, льгот и/или компенсации расходов по каждому органу управления эмитента.**

Вознаграждения, выплаченные членам Совета директоров Общества за 2003 год (руб.):
***19 625 000***

Всего (руб.): ***19 625 000***

**5.4. Сведения о структуре и компетенции органов контроля за финансово-хозяйственной деятельностью эмитента.**

***Ревизионная комиссия Общества избирается для осуществления контроля за финансово-хозяйственной деятельностью Общества. Ревизионная комиссия Общества состоит из трех членов, избираемых общим собранием акционеров из числа акционеров или их представителей. Акции, принадлежащие членам Совета директоров и Генеральному директору Общества, не могут участвовать в голосовании при избрании членов Ревизионной комиссии. Ревизионная комиссия принимает решения на своих заседаниях или опросным путем большинством голосов своих членов в порядке, определяемом Положением о Ревизионной комиссии. Члены Ревизионной комиссии не могут входить в состав Совета директоров, а также занимать должность Генерального директора Общества.***

*Ревизионная комиссия по окончании финансового года осуществляет годовую проверку (ревизию) деятельности Общества. Внеплановые проверки (ревизии) проводятся Ревизионной комиссией во всякое время по собственной инициативе, по решению общего собрания акционеров, по письменному требованию акционера (акционеров) Общества, владеющего в совокупности не менее чем 10% голосующих акций Общества или по решению Совета директоров. По требованию Ревизионной комиссии лица, занимающие должности в органах управления Общества, должны своевременно обеспечивать Ревизионную комиссию всей необходимой информацией и документами о финансово-хозяйственной деятельности Общества. По итогам проверки финансово-хозяйственной деятельности Общества Ревизионная комиссия составляет заключение.*

*Ревизионная комиссия вправе потребовать созыва внеочередного общего собрания акционеров в порядке, предусмотренном Уставом Общества.*

*Общество для проверки и подтверждения правильности годовой финансовой отчетности ежегодно привлекает профессионального аудитора, не связанного имущественными интересами с Обществом или его акционерами.*

*Общее собрание акционеров утверждает аудитора Общества. Размер оплаты его услуг определяется Советом директоров Общества.*

*Аудиторская проверка деятельности Общества должна быть проведена во всякое время по письменному требованию акционера (акционеров) Общества, владеющего в совокупности не менее чем 10% размещенных акций Общества.*

**5.5. Информация о лицах, входящих в состав органов контроля за финансово-хозяйственной деятельностью эмитента.**

Персональный состав органа контроля:

ФИО: ***Белоусова Татьяна Михайловна***

Год рождения: ***1946***

Образование: ***Высшее профессиональное***

Должности за последние 5 лет:

Период: ***1999 - наст. время***

Организация: ***Открытое акционерное общество "Сургутнефтегаз"***

Должность: ***Заместитель главного бухгалтера – начальник контрольно-ревизионного отдела***

Доля в уставном капитале эмитента: ***0.001%***

Доля обыкновенных акций эмитента: ***0.001%***

Доли в дочерних/зависимых обществах эмитента:

***долей не имеет***

Характер родственных связей (при наличии): ***Нет***

ФИО: ***Комарова Валентина Пантелеевна***

Год рождения: ***1948***

Образование: ***Высшее профессиональное***

Должности за последние 5 лет:

Период: ***1999 - 2002***

Организация: ***Открытое акционерное общество "Сургутнефтегаз"***

Должность: ***Заместитель начальника финансового управления***

Период: ***2002 - наст. время***

Организация: ***Открытое акционерное общество "Сургутнефтегаз"***

Должность: ***Первый заместитель начальника финансового управления***

Доля в уставном капитале эмитента: *0.0002%*
Доля обыкновенных акций эмитента: *0.0002%*
Доли в дочерних/зависимых обществах эмитента:
***долей не имеет***

Характер родственных связей (при наличии): ***Нет***

ФИО: ***Олейник Тамара Федоровна***
Год рождения: *1947*
Образование: ***Среднее профессиональное***
Должности за последние 5 лет:
Период: ***1999 - наст. время***
Организация: ***Сургутский коммерческий банк "Сургутнефтегазбанк" ООО***
Должность: ***Заместитель начальника операционного управления***

Период: ***1999 - 2002***
Организация: ***Сургутский коммерческий банк "Сургутнефтегазбанк" ООО***
Должность: ***Начальник операционного отделения дополнительного филиала №1***

Период: ***2002 - наст. время***
Организация: ***Закрытое акционерное общество "Сургутнефтегазбанк"***
Должность: ***Начальник управления по кредитованию юридических лиц***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли в дочерних/зависимых обществах эмитента:
***долей не имеет***

Характер родственных связей (при наличии): ***Нет***

**5.6. Сведения о размере вознаграждения, льгот и/или компенсации расходов по органу контроля за финансово- хозяйственной деятельностью.**

Вознаграждения, выплаченные членам Ревизионной комиссии Общества за 2003 год (руб.):
*174 406*
Всего (руб.): *174 406*

***Вознаграждения членам Ревизионной комиссии Общества выплачиваются в соответствии с Положением о Ревизионной комиссии и заключенных с членами Ревизионной комиссии контрактами.***

**5.7. Данные о численности и обобщенные данные об образовании и о составе сотрудников (работников) эмитента, а также об изменении численности сотрудников (работников) эмитента.**

| Наименование показателя | Отчетный период |
|---|---|
| ***Среднесписочная численность работников*** | ***84 769*** |
| ***Объем денежных средств, направленных на оплату труда, руб.*** | ***9 616 857 500*** |
| ***Объем денежных средств, направленных на социальное обеспечение, руб.*** | ***125 610 600*** |
| ***Общий объем израсходованных средств*** | ***9 742 468 100*** |

Статистические данные о сотрудниках (работниках) эмитента

| | |
|---|---|
| *Сотрудники, возраст которых составляет менее 25 лет, %* | *10.2 %* |
| *Сотрудники, возраст которых составляет от 25 до 35 лет, %* | *27.0 %* |
| *Сотрудники, возраст которых составляет от 35 до 55 лет, %* | *59.8 %* |
| *Сотрудники, возраст которых составляет более 55 лет, %* | *3.0 %* |
| *ИТОГО* | *100%* |
| *из них: имеющих среднее или полное общее образование, %* | *62.63 %* |
| *имеющие начальное или среднее профессиональное образование, %* | *19.9 %* |
| *имеющие высшее профессиональное образование, %* | *17.4 %* |
| *имеющие послевузовское профессиональное образование, %* | *0.07 %* |

**5.8. Сведения о любых обязательствах эмитента перед сотрудниками (работниками), касающихся возможности их участия в уставном (складочном) капитале (паевом фонде) эмитента.**

***Таких обязательств не имеется.***

## 6. Сведения об участниках (акционерах) эмитента и о совершенных эмитентом сделках, в совершении которых имелась заинтересованность.

### 6.1. Сведения об общем количестве акционеров (участников) эмитента.

Общее количество акционеров (участников): *42 779*

Общее количество номинальных держателей: *28*

### 6.2. Сведения об участниках (акционерах) эмитента, владеющих не менее чем 5% его уставного (складочного) капитала (паевого фонда) или не менее чем 5% его обыкновенных акций, а также сведения об участниках (акционерах) таких лиц, владеющих не менее чем 20% уставного (складочного) капитала (паевого фонда) или не менее чем 20% их обыкновенных акций.

Акционеры (участники), владеющие не менее чем 5 процентами уставного капитала эмитента или не менее чем 5 процентами его обыкновенных акций:

1.Наименование: ***Общество с ограниченной ответственностью «Центральный Сургутский Депозитарий»***

Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г.Сургут***

Доля коммерческой организации в уставном капитале эмитента: ***31.7%***

Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***38.6%***

Вид зарегистрированного лица: ***номинальный держатель***

Акционеры (участники), владеющие не менее чем 20 процентами уставного капитала или не менее чем 20 процентами обыкновенных акций акционера (участника) эмитента:

1.1. Наименование: ***Открытое акционерное общество "Сургутнефтегаз"***

Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1***

Доля в уставном капитале акционера эмитента: ***63.2 %***

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

*1.2. Полное наименование:* ***Общество с ограниченной ответственностью "Лизинг продакшн"***

*Место нахождения:* ***Российская Федерация, Тюменская обл., Ханты-Мансийский а.о. - Югра, г.Сургут***

Доля коммерческой организации в уставном капитале акционера эмитента: ***36.8 %***

Доля коммерческой организации в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли не имеет***

2.Наименование: ***«ИНГ БАНК (ЕВРАЗИЯ) ЗАО»***

Место нахождения: ***Москва***

Доля коммерческой организации в уставном капитале эмитента: ***15.2%***

Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***8.3%***

Вид зарегистрированного лица: ***номинальный держатель***

Акционеры (участники), владеющие не менее чем 20 процентами уставного капитала или не менее чем 20 процентами обыкновенных акций акционера (участника) эмитента:

2.1. Наименование: ***ING BANK N.V., Amsterdam***

Место нахождения: ***Информация отсутствует***

Доля коммерческой организации в уставном капитале акционера эмитента: ***99.001 %***

Доля обыкновенных акций акционера эмитента, принадлежащих коммерческой организации: ***данных нет***

Доля коммерческой организации в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли не имеет***

3.Наименование: ***Закрытое акционерное общество "Сургутнефтегазбанк"***

Место нахождения: ***Российская Федерация, Ханты-Мансийский автономный округ, г. Сургут***

Доля в уставном капитале эмитента: ***14.1%***

Доля обыкновенных акций эмитента: ***17.1%***

Вид зарегистрированного лица: ***номинальный держатель***

Акционеры (участники), владеющие не менее чем 20 процентами уставного капитала или не менее чем 20 процентами обыкновенных акций акционера (участника) эмитента:

3.1. Наименование: ***Открытое акционерное общество "Сургутнефтегаз"***

Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1***

Доля коммерческой организации в уставном капитале акционера эмитента: ***91.5%***

Доля обыкновенных акций акционера эмитента, принадлежащих коммерческой организации: ***93.4%***

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

4. Наименование: ***Закрытое акционерное общество «Международный Московский Банк»***

Место нахождения: ***Москва***

Доля в уставном капитале эмитента: *7.7%*

Доля обыкновенных акций эмитента: ***9.3%***

Вид зарегистрированного лица: ***номинальный держатель***

Акционеры (участники), владеющие не менее чем 20 процентами уставного капитала или не менее чем 20 процентами обыкновенных акций акционера (участника) эмитента:

4.1. Наименование: ***Bayerische-Hypo und Vereinsbank (Hypo Vereinsbank)***

Место нахождения: ***Информация отсутствует***

Доля коммерческой организации в уставном капитале акционера эмитента: ***43.3 %***

Доля обыкновенных акций акционера эмитента, принадлежащих коммерческой организации: ***данных нет***

Доля коммерческой организации в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли не имеет***

4.2. Наименование: ***Nordea Bank Finland PLC (Nordea Group)***

Место нахождения: ***Информация отсутствует***

Доля коммерческой организации в уставном капитале акционера эмитента: ***21.6 %***

Доля обыкновенных акций акционера эмитента, принадлежащих коммерческой организации: ***данных нет***

Доля коммерческой организации в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли не имеет***

4.3. Наименование: ***BCEN-Eurobank (Франция)***

Место нахождения: ***Информация отсутствует***

Доля коммерческой организации в уставном капитале акционера эмитента: ***20.0 %***

Доля обыкновенных акций акционера эмитента, принадлежащих коммерческой организации: ***данных нет***

Доля коммерческой организации в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли не имеет***

### 6.3. Сведения о доле государства или муниципального образования в уставном (складочном) капитале (паевом фонде) эмитента, наличии специального права («золотой акции»).

Доля уставного капитала эмитента, находящаяся в государственной (федеральной, субъектов РФ), муниципальной собственности: ***Нет***

Наличие специального права на участие Российской Федерации, субъектов Российской Федерации, муниципальных образований в управлении эмитентом ("золотой акции"): ***Нет***

### 6.4. Сведения об ограничениях на участие в уставном (складочном) капитале (паевом фонде) эмитента.

***Ограничений нет***

**6.5. Сведения об изменениях в составе и размере участия акционеров (участников) эмитента, владеющих не менее чем 5 процентами его уставного (складочного) капитала (паевого фонда) или не менее чем 5 процентами его обыкновенных акций.**

| № п/п | Дата составления списка | Полное наименование | Сокращенное наименование | Доля в уставном капитале, % | Доля обыкновенных акций, % |
|---|---|---|---|---|---|
| 1 | 26.03.1999 | THE BANK OF NEW YORK INTERNATIONAL NOMINEES | | 13,08 | 15,6 |
| 2 | 26.03.1999 | Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз" | ОАО "НК "Сургутнефтегаз" | 52,4 | 64,7 |
| 3 | 24.12.1999 | THE BANK OF NEW YORK INTERNATIONAL NOMINEES | | нет данных | 19,6 |
| 4 | 24.12.1999 | Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз" | ОАО "НК "Сургутнефтегаз" | 52,4 | 64,7 |
| 5 | 17.03.2000 | Негосударственный пенсионный фонд "Сургутнефтегаз" | НПФ "Сургутнефтегаз" | 6,7 | 8,4 |
| 6 | 17.03.2000 | Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз" | ОАО "НК "Сургутнефтегаз" | 45,4 | 56,3 |
| 7 | 17.03.2000 | THE BANK OF NEW YORK INTERNATIONAL NOMINEES | | нет данных | 20,4 |
| 8 | 13.05.2000 | Негосударственный пенсионный фонд "Сургутнефтегаз" | НПФ "Сургутнефтегаз" | 9,6 | 11,4 |
| 9 | 13.05.2000 | Общество с ограниченной ответственностью "Центральный Сургутский Депозитарий" | ООО "Центральный Сургутский Депозитарий" | 8,5 | 10,3 |
| 10 | 13.05.2000 | Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз" | ОАО "НК "Сургутнефтегаз" | 36,7 | 42,1 |
| 11 | 13.05.2000 | THE BANK OF NEW YORK INTERNATIONAL NOMINEES | | 13,6 | 13,7 |
| 12 | 16.03.2001 | Общество с ограниченной ответственностью "Центральный Сургутский Депозитарий" | ООО "Центральный Сургутский Депозитарий" | 6,2 | 7,6 |
| 13 | 16.03.2001 | Негосударственный пенсионный фонд "Сургутнефтегаз" | НПФ "Сургутнефтегаз" | 10,5 | 12,5 |

| | | | | | |
|---|---|---|---|---|---|
| *14* | *16.03.2001* | *Открытое акционерное общество"Нефтяная компания "Сургутнефтегаз"* | *ОАО "НК "Сургутнефтегаз"* | *36,7* | *42,1* |
| *15* | *16.03.2001* | *THE BANK OF NEW YORK INTERNATIONAL NOMINEES* | | *18,9* | *15,04* |
| *16* | *12.02.2002* | *Негосударственный пенсионный фонд "Сургутнефтегаз"* | *НПФ "Сургутнефтегаз"* | *10,5* | *12,5* |
| *17* | *12.02.2002* | *THE BANK OF NEW YORK INTERNATIONAL NOMINEES* | | *20,9* | *16,9* |
| *18* | *12.02.2002* | *Открытое акционерное общество"Нефтяная компания "Сургутнефтегаз"* | *ОАО "НК "Сургутнефтегаз"* | *36,7* | *42,1* |
| *19* | *31.01.2003* | *Негосударственный пенсионный фонд "Сургутнефтегаз"* | *НПФ "Сургутнефтегаз"* | *10,5* | *12,5* |
| *20* | *31.01.2003* | *THE BANK OF NEW YORK INTERNATIONAL NOMINEES* | | *21,2* | *16,7* |

**6.6. Сведения о совершенных эмитентом сделках, в совершении которых имелась заинтересованность.**

*Такие сделки в течение отчетного квартала не совершались*

**6.7. Сведения о размере дебиторской задолженности.**

*В отчетном квартале информация не указывается*

## 7. Бухгалтерская отчетность эмитента и иная финансовая информация.

**7.1. Годовая бухгалтерская отчетность эмитента**

*В отчетном квартале информация не указывается*

**7.2. Квартальная бухгалтерская отчетность эмитента за последний завершенный отчетный квартал.**

*В отчетном квартале информация не указывается*

**7.3. Сводная бухгалтерская отчетность эмитента за три последних завершенных финансовых года.**

*В отчетном квартале информация не указывается*

**7.4. Сведения об общей сумме экспорта, а также о доле, которую составляет экспорт в общем объеме продаж.**

*В отчетном квартале информация не указывается*

**7.5. Сведения о существенных изменениях, произошедших в составе имущества эмитента после даты окончания последнего завершенного финансового года.**

***Существенных изменений в составе имущества эмитента после даты окончания последнего завершенного финансового года не было.***

## 7.6. Сведения об участии эмитента в судебных процессах в случае, если такое участие может существенно отразиться на финансово-хозяйственной деятельности эмитента.

***Судебных процессов, которые могли бы существенно повлиять на деятельность ОАО "Сургутнефтегаз", за 3 года, предшествующих дате окончания отчетного квартала, не было.***

# 8. Дополнительные сведения об эмитенте и о размещенных им эмиссионных ценных бумагах.

## 8.1. Дополнительные сведения об эмитенте.

8.1.1. Сведения о размере, структуре уставного (складочного) капитала (паевого фонда) эмитента.

Размер уставного капитала эмитента (руб.): ***43 427 992 940***

Разбивка уставного капитала по категориям акций:
Обыкновенные акции:
количество (шт.): ***35 725 994 705***
общий объем (руб.): ***35 725 994 705***
доля в уставном капитале: ***82,265 %***
Привилегированные акции:
количество (шт.): ***7 701 998 235***
общий объем (руб.): ***7 701 998 235***
доля в уставном капитале: ***17,735 %***

***Сведения о программах американских депозитарных расписок на акции эмитента.***

***Американские депозитарные расписки, выпущенные на обыкновенные акции ОАО "Сургутнефтегаз" торгуются на:- "Frankfurter WertpapierBoerse";- "Berliner Wertpapierborse";- "Baden-Wurttemberg Wertpapier";- "Bayerische Borse";- "NASD OTC BULLETIN Board". Американские депозитарные расписки, выпущенные на привилегированные акции ОАО "Сургутнефтегаз" торгуются на: - "Berliner Wertpapierborse";- "Baden-Wurttemberg Wertpapier"; - "Bayerische Borse"; - "NASD OTC BULLETIN Board".***

Информация о программе ADR на обыкновенные именные акции Общества:

***Дата начала действия программы - 30 декабря 1996 года. Участники программы:***
1. *эмитент:* ***ОАО "Сургутнефтегаз";***
2. *депозитарий:*
- *наименование:* ***Бэнк оф Нью-Йорк;***
- *местонахождение:* ***NY 10286, Нью-Йорк, ул. Барклай Стрит, 101***

*3. собственники и выгодоприобретатели.*

***Основные условия программы: тип программы - спонсируемая, 1-го уровня. Количество обыкновенных именных акций Общества, представленных одной американской депозитной акцией - 50 штук.***

Информация о программе ADR на привилегированные именные акции Общества:

***Дата начала действия программы - март 1998 года. Участники программы:***
*1. эмитент:* ***ОАО "Сургутнефтегаз";***
*2. депозитарий:*
*- наименование:* ***Бэнк оф Нью-Йорк;***
*- местонахождение:* ***NY 10286, Нью-Йорк, ул. Барклай Стрит, 101***

***Основные условия программы: тип программы - спонсируемая, 1-го уровня. Количество привилегированных именных акций Общества, представленных одной американской депозитной акцией - 100 штук.***

8.1.2. Сведения об изменении размера уставного (складочного) капитала (паевого фонда) эмитента.

***Период: 1999 г.***
***Размер уставного капитала не изменялся.***

***Период: 2000 г.***
***Размер уставного капитала на 01.01.2000 (руб.): 31 427 992 940***
***Разбивка уставного капитала по категориям акций на 01.01.2000:***
***Обыкновенные акции:***
***общий объем (руб.): 23 725 994 705***
***доля в уставном капитале: 75.493191 %***
***Привилегированные акции:***
***общий объем (руб.): 7 701 998 235***
***доля в уставном капитале: 24.506809 %***
***Орган управления Общества, принявший решение об изменении размера уставного капитала Общества: Совет директоров***
***Дата и номер протокола заседания совета директоров: 28.06.2000, №8***
***Размер уставного капитала после внесения изменений: 43 427 992 940***
***Разбивка уставного капитала по категориям акций после внесения изменений:***
***Обыкновенные акции:***
***общий объем (руб.): 35 725 994 705***
***доля в уставном капитале: 82.264899 %***
***Привилегированные акции:***
***общий объем (руб.): 7 701 998 235***
***доля в уставном капитале: 17.735101 %***

***Период: 2001 г.***
***Размер уставного капитала не изменялся.***

***Период: 2002 г.***
***Размер уставного капитала не изменялся.***

***Период: 2003 г.***
***Размер уставного капитала не изменялся.***

8.1.3. Сведения о формировании и об использовании резервного фонда, а также иных фондов эмитента.

| Название фонда: | Резервный фонд |
|---|---|
| ***Размер фонда в соответствии с учредительными документами:*** | ***6 514 198 000 рублей*** |
| ***Размер фонда в денежном выражении:*** | ***6 514 198 000 рублей*** |
| ***Процент фонда от уставного капитала:*** | ***15%*** |
| ***Размер отчислений в фонд:*** | ***0 рублей*** |
| ***Размер использованных средств:*** | ***0 рублей*** |

***Резервный фонд создан в соответствии с законодательством РФ и учредительными документами Общества.***

8.1.4. Сведения о порядке созыва и проведения собрания (заседания) высшего органа управления эмитента.

***Высшим органом управления Общества, является общее собрание акционеров.***

***Сообщение о проведении общего собрания акционеров осуществляется в срок, определенный Федеральным законом «Об акционерных обществах».***

***В сообщении о проведении общего собрания акционеров указываются:***

***полное фирменное наименование и место нахождения Общества;***

***форма проведения общего собрания акционеров (собрание или заочное голосование);***

***дата, место, время проведения общего собрания акционеров и почтовый адрес, по которому заполненные бюллетени могут быть направлены в Общество, а в случае проведения общего собрания акционеров в форме заочного голосования дата окончания приема бюллетеней для голосования и почтовый адрес, по которому должны направляться заполненные бюллетени;***

***дата составления списка лиц, имеющих право на участие в общем собрании акционеров;***

***повестка дня общего собрания акционеров;***

***порядок ознакомления с информацией (материалами), подлежащей предоставлению акционерам при подготовке к проведению общего собрания акционеров, и адрес (адреса), по которому с ней можно ознакомиться.***

***Сообщение акционерам о проведении общего собрания акционеров осуществляется путем опубликования информации в газете “Нефть Приобья”. Повестка дня общего собрания акционеров не может быть изменена после опубликования информации. Общее собрание акционеров не вправе принимать решения по вопросам, не включенным в повестку дня собрания, а также изменять повестку дня.***

***Общие собрания акционеров могут быть годовыми и внеочередными.***

***Годовое общее собрание созывается Советом директоров Общества ежегодно не ранее чем через два месяца и не позднее чем через шесть месяцев после окончания финансового года в порядке, предусмотренном Уставом Общества.***

***Проводимые помимо годового общие собрания акционеров являются внеочередными. Внеочередные общие собрания акционеров могут быть созваны Советом директоров Общества на основании его собственной инициативы, по поданному в письменной форме требованию Ревизионной комиссии, аудитора Общества, либо акционера (акционеров), владеющих в совокупности не менее чем 10 процентами голосующих акций Общества на дату предъявления требования. В таком требовании должны быть сформулированы вопросы, подлежащие внесению в повестку дня собрания с указанием мотивов их внесения. Требование подписывается лицом (лицами), требующим созыва внеочередного общего собрания акционеров.***

***Акционеры (акционер) Общества, являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, в срок не позднее 30 дней после окончания финансового года Общества вправе внести вопросы в повестку дня годового общего собрания акционеров и выдвинуть кандидатов в Совет директоров и Ревизионную комиссию Общества, число которых не может превышать численного состава указанных органов, а также кандидата на должность единоличного исполнительного органа.***

***Вопрос в повестку дня общего собрания акционеров вносится в письменной форме с указанием имени акционера (акционеров), вносящего вопрос, количества и категории (типа) принадлежащих ему акций. Предложение о выдвижении кандидатов в Совет директоров и Ревизионную комиссию Общества (в том числе в случае самовыдвижения) вносится в письменной форме с указанием имени кандидата (в случае если кандидат является акционером Общества), количества и категории (типа) принадлежащих ему акций, а также имен акционеров (акционера), выдвигающих кандидата, количества и категории (типа) принадлежащих им акций.***

***Совет директоров Общества обязан рассмотреть поступившие предложения и принять решение о включении или об отказе во включении их в повестку дня годового общего собрания акционеров не позднее 5 дней по окончании срока внесения предложений в повестку дня и выдвижения кандидатов. Мотивированное решение Совета директоров об отказе во включении вопроса в повестку дня собрания или кандидата в список кандидатур для голосования направляется акционеру (акционерам), внесшему вопрос или представившему предложение, не позднее трех дней с даты его принятия.***

***Дата, место и время проведения общего собрания акционеров, повестка дня и порядок проведения общего собрания акционеров, дата составления списка лиц, имеющих право на участие в общем собрании акционеров, порядок сообщения акционерам о его проведении, перечень предоставляемых акционерам материалов (информации) при подготовке к проведению общего собрания акционеров, форма и текст бюллетеня для голосования устанавливаются (определяются) Советом директоров Общества.***

8.1.5. Сведения о коммерческих организациях, в которых эмитент владеет не менее чем 5 процентами уставного (складочного) капитала (паевого фонда) либо не менее чем 5 процентами обыкновенных акций.

*1. Полное наименование:* ***Общество с ограниченной ответственностью "Новгороднефтепродукт"***
*Сокращенное наименование:* ***ООО «Новгороднефтепродукт»***
*Место нахождения:* ***РФ, г.Великий Новгород***

*Доля эмитента в уставном капитале коммерческой организации:* ***100 %***
*Доля коммерческой организации в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента, принадлежащих коммерческой организации:* ***доли не имеет***

*Совет директоров:* ***Не сформирован в соответствии с учредительными документами***

*Исполнительный орган организации:*
*ФИО:* ***Серебренников Виктор Георгиевич***
*Год рождения:* ***1953***
*Доля в уставном капитале эмитента:* ***0.001 %***
*Доля обыкновенных акций эмитента:* ***0.001 %***

*2. Полное наименование:* ***Общество с ограниченной ответственностью "Сургутмебель"***
*Сокращенное наименование:* ***ООО «Сургутмебель»***
*Место нахождения:* ***Российская Федерация, Ханты-Мансийский автономный округ, Сургутский район, п. Барсово***
*Доля эмитента в уставном капитале коммерческой организации:* ***100 %***
*Доля коммерческой организации в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента, принадлежащих коммерческой организации:* ***доли не имеет***

*Совет директоров:* ***Не сформирован в соответствии с учредительными документами***

*Исполнительный орган организации:*
*ФИО:* ***Иванов Николай Иванович***
*Год рождения:* ***1952***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента:* ***доли не имеет***

*3. Полное наименование:* ***Закрытое акционерное общество "Сургутнефтестрой"***
*Сокращенное наименование:* ***ЗАО «Сургутнефтестрой»***
*Место нахождения:* ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут***
*Доля эмитента в уставном капитале коммерческой организации:* ***100 %***
*Доля обыкновенных акций коммерческой организации, принадлежащих эмитенту:* ***100 %***
*Доля коммерческой организации в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента, принадлежащих коммерческой организации:* ***доли не имеет***

*Председатель совета директоров организации:*
*ФИО:* ***Резяпов Александр Филиппович***
*Год рождения:* ***1952***
*Доля в уставном капитале эмитента:* ***0.02%***
*Доля обыкновенных акций эмитента:* ***0.02%***

*Члены совета директоров:*
*ФИО:* ***Вильданов Ильгизар Адгамович***
*Год рождения:* ***1952***
*Доля в уставном капитале эмитента:* ***0.0006%***
*Доля обыкновенных акций эмитента:* ***0.0002%***

*ФИО:* ***Диянов Василий Владимирович***
*Год рождения:* ***1945***
*Доля в уставном капитале эмитента:* ***0.000007 %***
*Доля обыкновенных акций эмитента:* ***0.000008%***

*Исполнительный орган организации:*
*ФИО:* ***Суханов Николай Тихонович***
*Год рождения:* ***1951***
*Доля в уставном капитале эмитента:* ***0.00005 %***
*Доля обыкновенных акций эмитента:* ***0.00002 %***

4. *Полное наименование:* ***Общество с ограниченной ответственностью Сбытовое объединение "Псковнефтепродукт"***

*Сокращенное наименование:* ***ООО «Псковнефтепродукт»***

*Место нахождения:* ***РФ, г.Псков***

*Доля эмитента в уставном капитале коммерческой организации:* ***100 %***

*Доля коммерческой организации в уставном капитале эмитента:* ***доли не имеет***

*Доля обыкновенных акций эмитента, принадлежащих коммерческой организации:* ***доли не имеет***

*Совет директоров:* ***Не сформирован в соответствии с учредительными документами***

*Исполнительный орган организации:*

*ФИО:* ***Исаков Владимир Борисович***

*Год рождения:* ***1945***

*Доля в уставном капитале эмитента:* ***0.0001%***

*Доля обыкновенных акций эмитента:* ***0.0001%***

5. *Полное наименование:* ***Общество с ограниченной ответственностью Сбытовое объединение "Тверьнефтепродукт"***

*Сокращенное наименование:* ***ООО «СО «Тверьнефтепродукт»***

*Место нахождения:* ***РФ, г.Тверь***

*Доля эмитента в уставном капитале коммерческой организации:* ***100 %***

*Доля коммерческой организации в уставном капитале эмитента:* ***доли не имеет***

*Доля обыкновенных акций эмитента, принадлежащих коммерческой организации:* ***доли не имеет***

*Совет директоров:* ***Не сформирован в соответствии с учредительными документами***

*Исполнительный орган организации:*

*ФИО:* ***Клиновский Александр Эдуардович***

*Год рождения:* ***1968***

*Доля в уставном капитале эмитента:* ***0.001%***

*Доля обыкновенных акций эмитента:* ***0.001%***

6. *Полное наименование:* ***Общество с ограниченной ответственностью "Инвестсибирьстрой"***

*Сокращенное наименование:* ***ООО «Инвестсибирьстрой»***

*Место нахождения:* ***РФ, Тюменская область, Ханты-Мансийский а.о., г.Сургут***

*Доля эмитента в уставном капитале коммерческой организации:* ***100 %***

*Доля коммерческой организации в уставном капитале эмитента:* ***доли не имеет***

*Доля обыкновенных акций эмитента, принадлежащих коммерческой организации:* ***доли не имеет***

*Совет директоров:* ***Не сформирован в соответствии с учредительными документами***

*Исполнительный орган организации:*
*ФИО:* ***Баранков Владислав Георгиевич***
*Год рождения:* ***1953***
*Доля в уставном капитале эмитента:* ***0.02%***
*Доля обыкновенных акций эмитента:* ***0.02%***

7. *Полное наименование:* ***Общество с ограниченной ответственностью "Калининграднефтепродукт"***
*Сокращенное наименование:* ***ООО «Калининграднефтепродукт»***
*Место нахождения:* ***РФ, г.Калининград***
*Доля эмитента в уставном капитале коммерческой организации:* ***100 %***
*Доля коммерческой организации в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента, принадлежащих коммерческой организации:* ***доли не имеет***

*Совет директоров:* ***Не сформирован в соответствии с учредительными документами***

*Исполнительный орган организации:*
*ФИО:* ***Бердников Игорь Владимирович***
*Год рождения:* ***1962***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента:* ***доли не имеет***

8. *Полное наименование:* ***Общество с ограниченной ответственностью "Сургутнефтегазбурение"***
*Сокращенное наименование:* ***ООО «Сургутнефтегазбурение»***
*Место нахождения:* ***Российская Федерация, Тюменская область, г. Сургут***
*Доля эмитента в уставном капитале коммерческой организации:* ***100 %***
*Доля коммерческой организации в уставном капитале эмитента:* ***доли не имеет***

*Доля обыкновенных акций эмитента, принадлежащих коммерческой организации:* ***доли не имеет***

*Совет директоров:* ***Не сформирован в соответствии с учредительными документами***

*Исполнительный орган организации:*
*ФИО:* ***Логиновская Людмила Александровна***
*Год рождения:* ***1950***
*Доля в уставном капитале эмитента:* ***0.005%***
*Доля обыкновенных акций эмитента:* ***0.006%***

*9. Полное наименование:* ***Открытое акционерное общество "Совхоз "Червишевский"***
*Сокращенное наименование:* ***ОАО «Совхоз «Червишевский»***
*Место нахождения:* ***Российская Федерация, Тюменская область, Тюменский район, с.Червишево***
*Доля эмитента в уставном капитале коммерческой организации:* ***99.9%***
*Доля обыкновенных акций коммерческой организации, принадлежащих эмитенту:* ***99.9%***
*Доля коммерческой организации в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента, принадлежащих коммерческой организации:* ***доли не имеет***

*Председатель совета директоров организации:*
*ФИО:* ***Татарчук Валерий Григорьевич***
*Год рождения:* ***1953***
*Доля в уставном капитале эмитента:* ***0.005%***
*Доля обыкновенных акций эмитента:* ***0.005%***

*Члены совета директоров:*
*ФИО:* ***Анисимов Константин Геннадьевич***
*Год рождения:* ***1966***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента:* ***доли не имеет***

*ФИО:* ***Сидоров Аркадий Николаевич***
*Год рождения:* ***1967***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента:* ***доли не имеет***

*Исполнительный орган организации:*
*ФИО:* ***Косенков Яков Алексеевич***
*Год рождения:* ***1947***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента:* ***доли не имеет***

*10. Полное наименование:* ***Общество с ограниченной ответственностью "Страховое общество "Сургутнефтегаз"***
*Сокращенное наименование:* ***ООО «Страховое общество «Сургутнефтегаз»***
*Место нахождения:* ***Российская Федерация, Тюменская обл., Ханты-Мансийский автономный округ, г. Сургут***
*Доля эмитента в уставном капитале коммерческой организации:* ***99.9%***
*Доля коммерческой организации в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента, принадлежащих коммерческой организации:* ***доли не имеет***

*Совет директоров:* ***Не сформирован в соответствии с учредительными документами***

*Исполнительный орган организации:*
*ФИО:* ***Урюпин Вячеслав Алексеевич***
*Год рождения:* ***1959***
*Доля в уставном капитале эмитента:* ***0.0001%***
*Доля обыкновенных акций эмитента:* ***0.0001%***

*11. Полное наименование:* ***Общество с ограниченной ответственностью "Производственное объединение "Киришинефтеоргсинтез"***

*Сокращенное наименование:* ***ООО «КИНЕФ»***

*Место нахождения:* ***РФ, Ленинградская обл., г.Кириши***

*Доля эмитента в уставном капитале коммерческой организации:****99.9%***

*Доля коммерческой организации в уставном капитале эмитента:* ***доли не имеет***

*Доля обыкновенных акций эмитента, принадлежащих коммерческой организации:* ***доли не имеет***

*Совет директоров:* ***Не сформирован в соответствии с учредительными документами***

*Исполнительный орган организации:*

*ФИО:* ***Сомов Вадим Евсеевич***

*Год рождения:* ***1951***

*Доля в уставном капитале эмитента:* ***0.006%***

*Доля обыкновенных акций эмитента:* ***0.007%***

*12. Полное наименование:* ***Общество с ограниченной ответственностью "Нефть-консалтинг"***

*Сокращенное наименование:* ***ООО «Нефть-консалтинг»***

*Место нахождения:* ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут***

*Доля эмитента в уставном капитале коммерческой организации:****95%***

*Доля коммерческой организации в уставном капитале эмитента:* ***0.0%***

*Доля обыкновенных акций эмитента, принадлежащих коммерческой организации:* ***доли не имеет***

*Совет директоров:* ***Не сформирован в соответствии с учредительными документами***

*Исполнительный орган организации:*

*ФИО:* ***Хасанов Равиль Рашитович***

*Год рождения:* ***1953***

*Доля в уставном капитале эмитента:* ***0.002%***

*Доля обыкновенных акций эмитента:* ***0.0001%***

*13. Полное наименование:* ***Закрытое акционерное общество "Сургутнефтегазбанк"***

*Сокращенное наименование:* ***ЗАО «СНГБ»***

*Место нахождения:* ***Российская Федерация, Ханты-Мансийский автономный округ, г. Сургут***

*Доля эмитента в уставном капитале коммерческой организации:* ***91.5%***

*Доля обыкновенных акций коммерческой организации, принадлежащих эмитенту:* ***93.4%***

*Доля коммерческой организации в уставном капитале эмитента:* ***доли не имеет***

*Доля обыкновенных акций эмитента, принадлежащих коммерческой организации:* ***доли не имеет***

*Председатель совета директоров организации:*
*ФИО:* ***Богданов Владимир Леонидович***
*Год рождения:* ***1951***
*Доля в уставном капитале эмитента:* ***0.3%***
*Доля обыкновенных акций эмитента:* ***0.3%***

*Члены совета директоров:*
*ФИО:* ***Ашихмин Владимир Петрович***
*Год рождения:* ***1954***
*Доля в уставном капитале эмитента:* ***0.01%***
*Доля обыкновенных акций эмитента:* ***0.01%***

*ФИО:* ***Баранков Владислав Георгиевич***
*Год рождения:* ***1953***
*Доля в уставном капитале эмитента:* ***0.02%***
*Доля обыкновенных акций эмитента:* ***0.02%***

*ФИО:* ***Бурцев Геннадий Алексеевич***
*Год рождения:* ***1951***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента:* ***доли не имеет***

*ФИО:* ***Наженин Юрий Иванович***
*Год рождения:* ***1954***
*Доля в уставном капитале эмитента:* ***0.001%***
*Доля обыкновенных акций эмитента:* ***0.001%***

*ФИО:* ***Киселев Николай Викторович***
*Год рождения:* ***1962***
*Доля в уставном капитале эмитента:* ***0.005%***
*Доля обыкновенных акций эмитента:* ***0.006%***

*ФИО:* ***Непомнящих Евгения Викторовна***
*Год рождения:* ***1946***
*Доля в уставном капитале эмитента:* ***0.007%***
*Доля обыкновенных акций эмитента:* ***0.008%***

*ФИО:* ***Поспелова Наталья Евгеньевна***
*Год рождения:* ***1959***
*Доля в уставном капитале эмитента:* ***0.002%***
*Доля обыкновенных акций эмитента:* ***0.003%***

*ФИО:* ***Федоров Сергей Анатольевич***
*Год рождения:* ***1956***
*Доля в уставном капитале эмитента:* ***0.0005%***
*Доля обыкновенных акций эмитента:* ***0.0001%***

*Председатель правления организации:*
*ФИО:* ***Непомнящих Евгения Викторовна***
*Год рождения:* ***1946***
*Доля в уставном капитале эмитента:* ***0.007%***
*Доля обыкновенных акций эмитента:* ***0.008%***

*Члены правления организации:*
*ФИО:* ***Захарова Нина Александровна***
*Год рождения:* ***1946***
*Доля в уставном капитале эмитента:* ***0.004%***
*Доля обыкновенных акций эмитента:* ***0.005%***

*ФИО:* ***Зиновьева Галина Николаевна***
*Год рождения:* ***1949***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента:* ***доли не имеет***

*ФИО:* ***Король Андрей Витальевич***
*Год рождения:* ***1973***
*Доля в уставном капитале эмитента:* ***0.0003%***
*Доля обыкновенных акций эмитента:* ***0.0003%***

*ФИО:* ***Моисеев Александр Васильевич***
*Год рождения:* ***1952***
*Доля в уставном капитале эмитента:* ***0.001%***
*Доля обыкновенных акций эмитента:* ***0.001%***

*ФИО:* ***Пастухова Галина Афанасьевна***
*Год рождения:****1946***
*Доля в уставном капитале эмитента:* ***0.0001%***
*Доля обыкновенных акций эмитента:* ***0.0001%***

*ФИО:* ***Поспелова Наталья Евгеньевна***
*Год рождения:* ***1959***
*Доля в уставном капитале эмитента:* ***0.002%***
*Доля обыкновенных акций эмитента:* ***0.003%***

*14. Полное наименование:* ***Общество с ограниченной ответственностью "Инвест-Защита"***
*Сокращенное наименование:* ***ООО «Инвест-Защита»***
*Место нахождения:* ***Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г. Сургут***
*Доля эмитента в уставном капитале коммерческой организации:* ***87.2%***
*Доля коммерческой организации в уставном капитале эмитента:* ***0.09%***
*Доля обыкновенных акций эмитента, принадлежащих коммерческой организации:* ***доли не имеет***

*Совет директоров:* ***Не сформирован в соответствии с учредительными документами***

*Исполнительный орган организации:*
*ФИО:* ***Пискунов Александр Владимирович***
*Год рождения:* ***1963***
*Доля в уставном капитале эмитента:* ***0.0000001%***
*Доля обыкновенных акций эмитента:* ***доли не имеет***

*15. Полное наименование:* ***Общество с ограниченной ответственностью "Центральный Сургутский Депозитарий"***
*Сокращенное наименование:* ***ООО «Центральный Сургутский Депозитарий»***
*Место нахождения:* ***Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г.Сургут***
*Доля эмитента в уставном капитале коммерческой организации:* ***63.2%***
*Доля коммерческой организации в уставном капитале эмитента:* ***0.04%***
*Доля обыкновенных акций эмитента, принадлежащих коммерческой организации:* ***0.04%***

*Совета директоров:* ***Не сформирован в соответствии с учредительными документами***
*Исполнительный орган организации:*
*ФИО:* ***Юсубов Икрам Илияс-оглы***
*Год рождения:* ***1967***
*Доля в уставном капитале эмитента:* ***0.00008%***
*Доля обыкновенных акций эмитента:* ***0.000001%***

*16. Полное наименование:* ***Открытое акционерное общество "Сургутполимер"***
*Сокращенное наименование:* ***ООО «Сургутполимер»***
*Место нахождения:* ***Тюменская обл., Ханты-Мансийский автономный округ, Сургутский район, СГПЗ***
*Доля эмитента в уставном капитале коммерческой организации:* ***30%***
*Доля обыкновенных акций коммерческой организации, принадлежащих эмитенту:* ***30%***
*Доля коммерческой организации в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента, принадлежащих коммерческой организации:* ***доли не имеет***

*Совет директоров:* ***Не сформирован в соответствии с учредительными документами***

*Исполнительный орган организации:* ***Отсутствует. Коммерческая организация находится в стадии ликвидации***

*17. Полное наименование:* ***Закрытое акционерное общество "Сургутинвестнефть"***
*Сокращенное наименование:* ***ЗАО «Сургутинвестнефть»***
*Место нахождения:* ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут***
*Доля эмитента в уставном капитале коммерческой организации:* ***18.1%***
*Доля обыкновенных акций коммерческой организации, принадлежащих эмитенту:* ***18.1%***
*Доля коммерческой организации в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента, принадлежащих коммерческой организации:* ***доли не имеет***

*Председатель совета директоров организации:*
*ФИО:* ***Баранков Владислав Георгиевич***
*Год рождения:* ***1953***
*Доля в уставном капитале эмитента:* ***0.02%***
*Доля обыкновенных акций эмитента:* ***0.02%***

*ФИО:* ***Федоров Сергей Анатольевич***
*Год рождения:* ***1956***
*Доля в уставном капитале эмитента:* ***0.0005%***
*Доля обыкновенных акций эмитента:* ***0.0001%***

*ФИО:* ***Ческидова Галина Алексеевна***
*Год рождения:* ***1954***
*Доля в уставном капитале:* ***0.004%***
*Доля обыкновенных акций:* ***0.005%***

*Исполнительный орган организации:*
*ФИО:* ***Ческидова Галина Алексеевна***
*Год рождения:* ***1954***
*Доля в уставном капитале:* ***0.004%***
*Доля обыкновенных акций:* ***0.005%***

*18. Полное наименование:* ***Открытое акционерное общество "Тюменский проектный институт нефтяной и газовой промышленности "***
*Сокращенное наименование:* ***ОАО «Гипротюменнефтегаз»***
*Место нахождения:* ***РФ, г. Тюмень***
*Доля эмитента в уставном капитале коммерческой организации:* ***11.2%***
*Доля обыкновенных акций коммерческой организации, принадлежащих эмитенту:* ***14.9%***
*Доля коммерческой организации в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента, принадлежащих коммерческой организации:* ***доли не имеет***

*Председатель совета директоров организации:*
*ФИО:* ***Овсий Леонид Иванович***
*Год рождения:* ***1937***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента:* ***доли не имеет***

*Члены совета директоров:*
*ФИО:* ***Биндер Олег Лазаревич***
*Год рождения:* ***1939***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента:* ***доли не имеет***

*ФИО:* ***Ведерников Виктор Анатольевич***
*Год рождения:* ***1947***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента:* ***доли не имеет***

*ФИО:* ***Киршенбаум Рафаил Петрович***
*Год рождения:* ***1936***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента:* ***доли не имеет***

*ФИО:* ***Корнилов Юрий Николаевич***
*Год рождения:* ***1942***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента:* ***доли не имеет***

*ФИО:* ***Коршунов Александр Юрьевич***
*Год рождения:* ***1931***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента:* ***доли не имеет***

*ФИО:* ***Попов Евгений Евгеньевич***
*Год рождения:* ***1953***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента:* ***доли не имеет***

*ФИО:* ***Ревенко Владимир Михайлович***
*Год рождения:* ***1947***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента:* ***доли не имеет***

*ФИО:* ***Шешуков Александр Иванович***
*Год рождения:* ***1955***
*Доля в уставном капитале эмитента:* ***0.0005%***
*Доля обыкновенных акций эмитента:* ***0.0001%***

*Члены правления организации:*
*ФИО:* ***Киршенбаум Рафаил Петрович***
*Год рождения:* ***1936***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента:* ***доли не имеет***

*ФИО:* ***Биндер Олег Лазаревич***
*Год рождения:* ***1939***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента* ***доли не имеет***

*ФИО:* ***Горбатиков Виктор Андреевич***
*Год рождения:* ***1930***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента* ***доли не имеет***

*ФИО:* ***Корнилов Юрий Николаевич***
*Год рождения:* ***1942***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента* ***доли не имеет***

*ФИО:* ***Медунин Владимир Дмитриевич***
*Год рождения:* ***1949***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента* ***доли не имеет***

*ФИО:* ***Нагаев Александр Ромуальдович***
*Год рождения:* ***1954***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента* ***доли не имеет***

*ФИО:* ***Пальянов Петр Александрович***
*Год рождения:* ***1952***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента* ***доли не имеет***

*ФИО:* ***Ракитин Владимир Борисович***
*Год рождения:* ***1945***
*Доля в уставном капитале эмитента:* ***0.004%***
*Доля обыкновенных акций эмитента:* ***0.004%***

*ФИО:* ***Соколов Сергей Михайлович***
*Год рождения:* ***1944***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента* ***доли не имеет***

*ФИО:* ***Шендель Анатолий Николаевич***
*Год рождения:* ***1955***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента* ***доли не имеет***

*Исполнительный орган организации:*
*ФИО:* ***Киршенбаум Рафаил Петрович***
*Год рождения:* ***1936***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента:* ***доли не имеет***

*19. Полное наименование:* ***Открытое акционерное общество "Хантымансийскинтерспорт"***
*Сокращенное наименование:* ***ОАО «Хантымансийсинтерспорт»***
*Место нахождения:* ***РФ, Тюменская обл., г. Ханты-Мансийск***
*Доля эмитента в уставном капитале коммерческой организации:* ***10%***
*Доля обыкновенных акций коммерческой организации, принадлежащих эмитенту:* ***10%***
*Доля коммерческой организации в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента, принадлежащих коммерческой организации:* ***доли не имеет***

*Совет директоров:* ***Не сформирован в соответствии с учредительными документами***

*Исполнительный орган организации:*
*ФИО:* ***Бондарев Николай Петрович***
*Год рождения:* ***Нет данных***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента* ***доли не имеет***

*20. Полное наименование:* ***Общество с ограниченной ответственностью "Лизинг продакшн"***
*Сокращенное наименование:* ***ООО «Лизинг продакшн»***
*Место нахождения:* ***Российская Федерация, Тюменская обл., Ханты-Мансийский а.о. - Югра, г.Сургут***
*Доля эмитента в уставном капитале коммерческой организации:* ***93.09%***
*Доля коммерческой организации в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента, принадлежащих коммерческой организации:* ***доли не имеет***

*Совет директоров:* ***Не сформирован в соответствии с учредительными документами***

*Исполнительный орган организации:*
*ФИО:* ***Ашихмин Владимир Петрович***
*Год рождения:* ***1954***
*Доля в уставном капитале эмитента:* ***0.01%***
*Доля обыкновенных акций эмитента:* ***0.01%***

*21. Полное наименование:* ***Открытое акционерное общество "Аэропорт Сургут"***
*Сокращенное наименование:* ***ОАО «Аэропорт Сургут»***
*Место нахождения:* ***РФ, Тюменская обл., г. Сургут***
*Доля эмитента в уставном капитале коммерческой организации:* ***5%***
*Доля обыкновенных акций коммерческой организации, принадлежащих эмитенту:* ***5%***
*Доля коммерческой организации в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента, принадлежащих коммерческой организации:* ***доли не имеет***

*Председатель совета директоров организации:*
*ФИО:* ***Нестеров Владислав Степанович***
*Год рождения:* ***1948***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента* ***доли не имеет***

*Члены совета директоров:*
*ФИО:* ***Азнауров Артур Эдуардович***
*Год рождения:* ***1968***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента* ***доли не имеет***

*ФИО:* ***Дьячков Евгений Вячеславович***
*Год рождения:* ***1963***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента* ***доли не имеет***

*ФИО:* ***Зольников Николай Николаевич***
*Год рождения:* ***1957***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента* ***доли не имеет***

*ФИО:* ***Кузмичев Виктор Дмитриевич***
*Год рождения:* ***1950***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента* ***доли не имеет***

*ФИО:* ***Лебединский Василий Степанович***
*Год рождения:* ***1946***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента* ***доли не имеет***

*ФИО:* ***Рюпин Александр Евстигнеевич***
*Год рождения:* ***1946***
*Доля в уставном капитале эмитента:* ***0.003***
*Доля обыкновенных акций эмитента* ***0.004***

*ФИО:* ***Сысонов Антон Владимирович***
*Год рождения:* ***1975***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента* ***доли не имеет***

*ФИО:* ***Чижов Сергей Николаевич***
*Год рождения:* ***1959***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента* ***доли не имеет***

*Исполнительный орган организации:*
*ФИО:* ***Дьячков Евгений Вячеславович***
*Год рождения:* ***1963***
*Доля в уставном капитале эмитента:* ***доли не имеет***
*Доля обыкновенных акций эмитента* ***доли не имеет***

8.1.6. Сведения о существенных сделках, совершенных эмитентом.
***Не имели места в отчетном квартале***

8.1.7. Сведения о кредитных рейтингах эмитента.
***Кредитные рейтинги не присваивались***

**8.2. Сведения о каждой категории (типе) акций эмитента.**
Категория: ***обыкновенные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 рубль***
Количество ценных бумаг, находящихся в обращении: ***35 725 994 705 штук***
Количество дополнительных акций, находящихся в стадии размещения: ***Нет***
Количество объявленных акций: ***Нет***
Количество акций, находящихся на балансе эмитента: ***Нет***
Количество дополнительных акций, которые могут быть размещены: ***Нет***
Дата регистрации: ***24 июня 2003 года***
Регистрационный номер: ***1-01-00155-А***

***Распоряжением ФКЦБ России от 24 июня 2003 года №03-1215/р осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг открытого акционерного общества "Сургутнефтегаз", в результате которого аннулированы следующие государственные регистрационные номера, присвоенные выпускам обыкновенных именных бездокументарных акций открытого акционерного общества "Сургутнефтегаз":***
***87-1-664 от 19.07.94;***
***МФ 67-1-01430 от 30.09.96;***
***1-05-00155-А от 25.08.97;***
***1-06-00155-А от 22.12.97;***
***1-07-00155-А от 18.04.2000***

Права, предоставляемые акциями их владельцам:
***Обыкновенная акция ОАО "Сургутнефтегаз" (эмитента) дает своему владельцу:***
***- право одного голоса при решении вопросов, поставленных на голосование на общем собрании акционеров, за исключением выборов членов Совета директоров Общества (Выборы членов Совета директоров Общества осуществляются кумулятивным голосованием. При проведении кумулятивного голосования на каждую голосующую акцию Общества приходится количество голосов, равное общему числу членов Совета директоров Общества. Акционер вправе отдать голоса по принадлежащей ему акции полностью за одного кандидата или распределить их между несколькими кандидатами в члены Совета директоров Общества);***
***- право на получение дивиденда из чистой прибыли Общества;***
***- право на часть имущества Общества при ликвидации Общества;***
***- право требовать выкупа Обществом принадлежащих ему акций в случаях:***
***реорганизации Общества или совершения крупной сделки, решение об одобрении которой принимается общим собранием акционеров в соответствии с Уставом Общества, если он голосовал против принятия решения о реорганизации или одобрении указанной сделки либо не принимал участия в голосовании по этим вопросам;***
***внесения изменений и дополнений в Устав Общества или утверждения Устава Общества в новой редакции, ограничивающих его права, если он голосовал против принятия соответствующего решения или не принимал участия в голосовании;***
***- право на участие в общем собрании акционеров, как лично, так и через представителей, в качестве которых могут выступать, в том числе, другие акционеры Общества, а также его должностные лица;***
***- право приобретать и отчуждать принадлежащие ему акции без согласия других акционеров Общества, при этом акционер освобождается от обязанности, предусмотренной п.2 ст.80 Федерального закона "Об акционерных обществах".***
***В случае размещения Обществом посредством открытой подписки голосующих акций и ценных бумаг, конвертируемых в голосующие акции, с их оплатой деньгами, акционеры - владельцы голосующих акций Общества имеют преимущественное право приобретения этих ценных бумаг в количестве, пропорциональном количеству принадлежащих им голосующих акций Общества.***
***Акция Общества может находиться в совместной собственности двух или нескольких лиц. В этом случае участники совместной собственности признаются Обществом одним акционером и осуществляют свои права по владению, пользованию и распоряжению акцией Общества в порядке, установленном соглашением участников.***

Категория: ***привилегированные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 рубль***
Количество ценных бумаг, находящихся в обращении: ***7 701 998 235 штук***
Количество дополнительных акций, находящихся в стадии размещения: ***Нет***
Количество объявленных акций: ***Нет***
Количество акций, находящихся на балансе эмитента: ***Нет***
Количество дополнительных акций, которые могут быть размещены: ***Нет***

Дата регистрации: *24 июня 2003 года*
Регистрационный номер: ***2-01-00155-А***

***Распоряжением ФКЦБ России от 24 июня 2003 года №03-1215/р осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг открытого акционерного общества "Сургутнефтегаз", в результате которого аннулированы следующие государственные регистрационные номера, присвоенные выпускам привилегированных именных бездокументарных акций открытого акционерного общества "Сургутнефтегаз":***
***87-1-664 от 19.07.94;***
***МФ 67-1-01184 от 05.04.96;***
***МФ 67-1-01431 от 30.09.96;***
***2-05-00155-А от 25.08.97;***
***2-06-00155-А от 24.10.97***

Права, предоставляемые акциями их владельцам:
***Привилегированная акция ОАО "Сургутнефтегаз" (Общества) дает своему владельцу:***
***- право на получение ежегодного фиксированного дивиденда. Общая сумма, выплачиваемая в качестве дивиденда по каждой привилегированной акции, устанавливается в размере 10% чистой прибыли Общества по итогам последнего финансового года, разделенной на число акций, которые составляют 25% уставного капитала Общества. При этом если сумма дивидендов, выплачиваемая Обществом по каждой обыкновенной акции в определенном году, превышает сумму, подлежащую выплате в качестве дивидендов по каждой привилегированной акции, размер дивиденда, выплачиваемого по последним, должен быть увеличен до размера дивиденда, выплачиваемого по обыкновенным акциям. Общество не имеет права выплачивать дивиденды по привилегированным акциям иначе, как в порядке, предусмотренном Уставом Общества;***
***- право голоса на собрании акционеров при решении на общем собрании акционеров вопросов о реорганизации и ликвидации Общества, о внесении изменений и дополнений в Устав Общества, затрагивающих права и интересы владельцев привилегированных акций;***
***- право на часть имущества Общества при ликвидации Общества;***
***- право участвовать в общем собрании акционеров с правом голоса по всем вопросам его компетенции, начиная с собрания, следующего за годовым общим собранием акционеров, на котором независимо от причин не было принято решение о выплате дивидендов или было принято решение о неполной выплате дивидендов по привилегированным акциям этого типа. Право акционеров - владельцев привилегированных акций участвовать в общем собрании акционеров прекращается с момента первой выплаты по указанным акциям дивидендов в полном размере;***
***- право приобретать и отчуждать принадлежащие ему акции без согласия других акционеров Общества, при этом акционер освобождается от обязанности, предусмотренной п.2 ст.80 Федерального закона "Об акционерных обществах";***
***- в случае приобретения права голоса - требовать выкупа Обществом принадлежащих ему акций при:***

***реорганизации Общества или совершения крупной сделки, решение об одобрении которой принимается общим собранием акционеров в соответствии с Уставом Общества, если он голосовал против принятия решения о реорганизации или одобрении указанной сделки либо не принимал участия в голосовании по этим вопросам;***

***внесения изменений и дополнений в Устав Общества или утверждения Устава Общества в новой редакции, ограничивающих его права, если он голосовал против принятия соответствующего решения или не принимал участия в голосовании.***
***Акция Общества может находиться в совместной собственности двух или нескольких лиц. В этом случае участники совместной собственности признаются Обществом одним акционером и осуществляют свои права по владению, пользованию и распоряжению акцией Общества в порядке, установленном соглашением участников.***

**8.3. Сведения о предыдущих выпусках эмиссионных ценных бумаг эмитента, за исключением акций эмитента.**

***Обществом ценные бумаги, кроме акций не выпускались.***

**8.4. Сведения о лице (лицах), предоставившем (предоставивших) обеспечение по облигациям выпуска.**

***Обществом облигации не выпускались.***

**8.5. Условия обеспечения исполнения обязательств по облигациям выпуска.**

***Обществом облигации не выпускались.***

**8.6. Сведения об организациях, осуществляющих учет прав на эмиссионные ценные бумаги эмитента.**

Регистратор:
Наименование: ***Закрытое акционерное общество "Сургутинвестнефть"***
Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут***
Почтовый адрес: ***628400, РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут, ул. Энтузиастов, 52/1***
Тел.: ***(3462) 42-11-74*** Факс: ***(3462) 42-11-93***
Адрес электронной почты: ***sineft@wsnet.ru***

Лицензия:
Номер лицензии: ***01100***
Дата выдачи: ***8.08.1996***
Срок действия: ***до 4.07.2004***
Орган, выдавший лицензию: ***Федеральная комиссия по рынку ценных бумаг***

Дата, с которой ведение реестра именных ценных бумаг эмитента осуществляется указанным регистратором: ***2.04.1994***

**8.7.Сведения о законодательных актах, регулирующих вопросы импорта и экспорта капитала, которые могут повлиять на выплату дивидендов, процентов и других платежей нерезидентам.**

***Документами, регулирующими вопросы импорта и экспорта капитала являются акты таможенного законодательства. Постановлением Правительства от 15.09.2003 № 573 «Об утверждении ставок вывозных таможенных пошлин на нефть сырую и нефтепродукты…» изменен размер ставок экспортных пошлин на нефть сырую и продукты ее переработки в сторону их увеличения (с 25.1 долларов США за 1000 кг. до 33.8 и с 22.6 долларов США за 1000 кг. до 30.4 соответственно). Данные изменения могут повлиять на размер чистой прибыли Общества, напрямую зависящей от размера ставок вывозных таможенных пошлин на нефть сырую и продукты ее переработки.***

**8.8. Описание порядка налогообложения доходов по размещенным эмиссионным ценным бумагам эмитента.**

***Дивиденды по обыкновенным именным бездокументарным акциям, выплачиваемые Обществом, подлежат налогообложению в соответствии с действующим законодательством РФ. Налог удерживается источником выплаты дохода – Обществом из сумм, подлежащих выплате владельцам акций. В настоящее время, в соответствии с законодательством, для исчисления суммы налога используются следующие ставки налогообложения:***

*6%* - для юридических лиц – налоговых резидентов РФ;*

*15% - для иностранных юридических лиц (нерезидентов), получающих доходы от источников, находящихся на территории РФ;*

*6%* - для физических лиц – налоговых резидентов РФ;*

*30% - для физических лиц, получающих доходы от источников, расположенных в РФ, не являющихся налоговыми резидентами РФ.*

** Общая сумма налога с суммы дивидендов определяется с разницы между суммой дивидендов, подлежащих распределению между акционерами – резидентами, и суммой дивидендов, полученных самим налоговым агентом за отчетный период. Сумма налога, подлежащая удержанию из доходов налогоплательщика – получателя дивидендов, исчисляется исходя из общей суммы налога и доли каждого налогоплательщика в общей сумме дивидендов.*

***В течение отчетного периода реализация собственных ценных бумаг Обществом не производилась.***

***Налогообложение доходов от реализации ценных бумаг осуществляется в соответствии с действующим законодательством РФ.***

**8.9. Сведения об объявленных (начисленных) и о выплаченных дивидендах по акциям эмитента, а также о доходах по облигациям эмитента.**

Категория акций: ***обыкновенные***

Форма акций: ***именные бездокументарные***

Дивиденды по акциям данной категории (типа):

Отчетный период: ***1999 г.***

Размер дивидендов, начисленных на одну акцию (руб.): ***0.02***

Размер дивидендов, начисленных в совокупности по всем акциям (руб.): ***714 519 894.1***

Наименование органа управления эмитента, принявшего решение о выплате дивидендов: ***годовое общее собрание акционеров***

Дата проведения годового общего собрания акционеров: ***30.06.2000***

Дата и номер протокола годового общего собрания акционеров: ***30.06.2000, №11***

Срок, отведенные для выплаты объявленных дивидендов: ***1 год с 15.07.2000 по 15.07.2001***

Форма и иные условия выплаты объявленных дивидендов: ***денежные средства в установленном и утвержденном порядке выплаты дивидендов***

Общий размер дивидендов, выплаченных по всем акциям одной категории (руб.): ***714 519 894.1***

Причины не выплаты (неполной выплаты): ***Нет***

Отчетный период: ***2000 г.***

Размер дивидендов, начисленных на одну акцию (руб.): ***0.041***

Размер дивидендов, начисленных в совокупности по всем акциям (руб.): ***1 464 765 788.74***

Наименование органа управления эмитента, принявшего решение о выплате дивидендов: ***годовое общее собрание акционеров***

Дата проведения годового общего собрания акционеров: ***06.05.2001***

Дата и номер протокола годового общего собрания акционеров: ***11.05.2001, №12***

Срок, отведенные для выплаты объявленных дивидендов: ***1 год с 1.06.2001 по 1.06.2002***

Форма и иные условия выплаты объявленных дивидендов: ***денежные средства в установленном и утвержденном порядке выплаты дивидендов***

Общий размер дивидендов, выплаченных по всем акциям одной категории (руб.): ***1 464 765 788.74***

Причины не выплаты (неполной выплаты): ***Нет***

Отчетный период: *2001 г.*

Размер дивидендов, начисленных на одну акцию (руб.): *0.033*

Размер дивидендов, начисленных в совокупности по всем акциям (руб.): *1 178 957 849.05*

Наименование органа управления эмитента, принявшего решение о выплате дивидендов: *годовое общее собрание акционеров*

Дата проведения годового общего собрания акционеров: *30.03.2002*

Дата и номер протокола годового общего собрания акционеров: *05.04.2002, №13*

Срок, отведенные для выплаты объявленных дивидендов: *1 год с 3.06.2002 по 2.06.2003*

Форма и иные условия выплаты объявленных дивидендов: *денежные средства в установленном и утвержденном порядке выплаты дивидендов*

Общий размер дивидендов, выплаченных по всем акциям одной категории (руб.): *1 178 957 849.05*

Причины не выплаты (неполной выплаты): *Нет*

Отчетный период: *2002 г.*

Размер дивидендов, начисленных на одну акцию (руб.): *0.032*

Размер дивидендов, начисленных в совокупности по всем акциям (руб.): *1 143 231 831.87*

Наименование органа управления эмитента, принявшего решение о выплате дивидендов: *годовое общее собрание акционеров*

Дата проведения годового общего собрания акционеров: *20.03.2003*

Дата и номер протокола годового общего собрания акционеров: *24.03.2003, №14*

Срок, отведенные для выплаты объявленных дивидендов: *1 год со 2.06.2003 по 1.06.2004 (согласно п.4 ст.42 Федерального Закона от 7.08.2001 №120- ФЗ «О внесении изменений и дополнений в федеральный закон "Об акционерных обществах"» дивиденды выплачивались в течение 60 дней со дня принятия решения о выплате)*

Форма и иные условия выплаты объявленных дивидендов: *денежные средства в установленном и утвержденном порядке выплаты дивидендов*

Общий размер дивидендов, выплаченных по всем акциям одной категории: *отдельно по категории обыкновенных акций данные отсутствуют*

Причины не выплаты (неполной выплаты): *Причина не полной выплаты дивидендов - невозможность перечисления в связи с отсутствием банковских (почтовых) реквизитов.*

Категория акций: *привилегированные*

Тип акций: *Нет*

Форма акций: *именные бездокументарные*

Дивиденды по акциям данной категории (типа):

Период: *1999 г.*

Размер дивидендов, начисленных на одну акцию (руб.): *0.086*

Размер дивидендов, начисленных в совокупности по всем акциям (руб.): *662 371 849.09*

Наименование органа управления эмитента, принявшего решение о выплате дивидендов: *годовое общее собрание акционеров*

Дата проведения годового общего собрания акционеров: *30.06.2000*

Дата и номер протокола годового общего собрания акционеров: *30.06.2000, №11*

Срок, отведенные для выплаты объявленных дивидендов: *1 год с 15.07.2000 по 15.07.2001*

Форма и иные условия выплаты объявленных дивидендов: *денежные средства в установленном и утвержденном порядке выплаты дивидендов*

Общий размер дивидендов, выплаченных по всем акциям одной категории (руб.): *662 371 849.09*

Причины не выплаты (неполной выплаты): *Нет*

Период: *2000 г.*

Размер дивидендов, начисленных на одну акцию (руб.): *0.18*

Размер дивидендов, начисленных в совокупности по всем акциям (руб.): *1 386 359 682.3*

Наименование органа управления эмитента, принявшего решение о выплате дивидендов: *годовое общее собрание акционеров*

Дата проведения годового общего собрания акционеров: *06.05.2001*

Дата и номер протокола годового общего собрания акционеров: *11.05.2001, №12*

Срок, отведенные для выплаты объявленных дивидендов: *1 год с 1.06.2001 по 1.06.2002*

Форма и иные условия выплаты объявленных дивидендов: *денежные средства в установленном и утвержденном порядке выплаты дивидендов*

Общий размер дивидендов, выплаченных по всем акциям одной категории (руб.): *1 386 359 682.3*

Причины не выплаты (неполной выплаты): *Нет*

Период: *2001 г.*

Размер дивидендов, начисленных на одну акцию (руб.): *0.1*

Размер дивидендов, начисленных в совокупности по всем акциям (руб.): *770 199 823.5*

Наименование органа управления эмитента, принявшего решение о выплате дивидендов: *годовое общее собрание акционеров*

Дата проведения годового общего собрания акционеров: *30.03.2002*

Дата и номер протокола годового общего собрания акционеров: *05.04.2002, №13*

Срок, отведенные для выплаты объявленных дивидендов: *1 год с 3.06.2002 по 2.06.2003*

Форма и иные условия выплаты объявленных дивидендов: *денежные средства в установленном и утвержденном порядке выплаты дивидендов*

Общий размер дивидендов, выплаченных по всем акциям одной категории (руб.): *770 199 823.5*

Причины не выплаты (неполной выплаты): *Нет*

Период: *2002 г.*

Размер дивидендов, начисленных на одну акцию (руб.): *0.096*

Размер дивидендов, начисленных в совокупности по всем акциям (руб.): *739 391 830.62*

Наименование органа управления эмитента, принявшего решение о выплате дивидендов: *годовое общее собрание акционеров*

Дата проведения годового общего собрания акционеров: *20.03.2003*

Дата и номер протокола годового общего собрания акционеров: *24.03.2003, №14*

Срок, отведенные для выплаты объявленных дивидендов: *1 год со 2.06.2003 по 1.06.2004 (согласно п.4 ст.42 Федерального Закона от 7.08.2001 №120- ФЗ «О внесении изменений и дополнений в федеральный закон "Об акционерных обществах"» дивиденды выплачивались в течение 60 дней со дня принятия решения о выплате)*

Форма и иные условия выплаты объявленных дивидендов: *денежные средства в установленном и утвержденном порядке выплаты дивидендов*

Общий размер дивидендов, выплаченных по всем акциям одной категории: *отдельно по категории привилегированных акций данные отсутствуют*

Причины не выплаты (неполной выплаты): *Причина не полной выплаты дивидендов - невозможность перечисления в связи с отсутствием банковских (почтовых) реквизитов.*

Общий размер дивидендов, выплаченных по всем акциям за 2002 год (руб.): ***1 868 639 869.31***

**8.10.Иные сведения.**

***Информация в настоящем ежеквартальном отчете не представляется, в связи с отсутствием годовой финансовой отчетности на момент составления документа. Эта информация будет раскрыта в ежеквартальном отчете эмитента за 1 квартал 2004 года.***

# *QUARTERLY REPORT*

## SECURITIES ISSUER

**Open Joint Stock Company "Surgutneftegas"**

***The Issuer's code: 00155-A***

**IV QUARTER 2003**

***Location: Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***
***Mailing address: 628400, RF, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***

***In conformity with the Russian Federation Legislation on Securities, information contained in the present quarterly report is subject to disclosure***

Acting Director General ______________ V.G.Barankov
Date: February 10, 2004 (signature) Name

Chief Accountant ______________________ M.N.Globa
Date: February 10, 2004 (signature) Name

(STAMP)

Contact person: ***Molchanov Anton Ivanovich***
***Securities Division Head***
Phone: ***(095) 928-52-71*** Fax: ***(095) 928-52-71***
E-mail: ***AMolchanov@msk.surgutneftegas.ru***
Web site: ***www.surgutneftegas.ru***

## Index:

## INTRODUCTION

**The Issuer's full corporate name.**
***Open Joint Stock Company "Surgutneftegas"***

**Abbreviated name.**
***OJSC "Surgutneftegas"***

**Location, mailing address and phone numbers.**
Location: ***Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
Tel.: ***(3462) 42-61-33*** Fax: ***(3462) 42-64-95***
E-mail***:*** secretary@surgutneftegas.ru
Web-site, where the present report is available in full:
***www.surgutneftegas.ru***

**Information on the placed securities.**
The type: ***shares***
The category: ***ordinary***
Par value of one share of the issue: ***RUR 1***
The amount of shares of the issue: ***35,725,994,705***

The type: ***shares***
The category: ***preferred***
Par value of one share of the issue: ***RUR 1***
The amount of shares of the issue: ***7,701,998,235***

**Other information that the Issuer may consider relevant to provide.**
***Pursuant to the Order of FKTsB of Russia dated 24.06.2003 #03-1215/r the additional issues of the issuing securities of OJSC "Surgutneftegas" were merged so that:***
***- the following state registration numbers assigned to the issues of ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were cancelled:***
***87-1-664 dated 19.07.1994;***
***MF 67-1-01430 dated 30.09.1996;***
***1-05-00155-A dated 25.08.1997;***
***1-06-00155-A dated 22.12.1997;***
***1-07-00155-A dated 18.04.2000.***
***the above-mentioned issues of the ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were assigned the state registration number 1-01-00155-A dated 24.06.2003;***
***- the following state registration numbers assigned to the issues of preferred registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were cancelled:***

*87-1-664 dated 19.07.1994;*
*MF 67-1-01184 dated 05.04.1996;*
*MF 67-1-01431 dated 30.09.1996;*
*2-05-00155-A dated 25.08.1997;*
*2-06-00155-A dated 24.10.1997.*
*the above-mentioned issues of the preferred registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were assigned the state registration number 2-01-00155-A dated 24.06.2003.*

*"The present quarterly report contains estimates and forecasts of the Issuer's authorized management bodies in regard to the forthcoming events and actions, prospects of development of the Issuer's main industry and the Issuer's operating results, including the Issuer's plans, probability of certain events and actions. Investors should not entirely rely on the estimates and forecasts of the Issuer's management bodies, since for many reasons the Issuer's future actual operating results may differ from the forecast results. Acquisition of the Issuer's securities may entail risks described in the present quarterly report".*

## 1. Summary on the persons on the Issuer's management bodies, the Issuer's bank accounts, auditor, appraiser and financial adviser, as well as the persons, who signed the present report.

### 1.1 Persons on the Issuer's management bodies.

The Issuer's Board of Directors

Members:

Name: ***Usoltsev Alexander Viktorovich***
Date of birth: ***1938***

Name: ***Ananiev Sergei Alekseevich***
Date of birth: ***1959***

Name: ***Anziriayev Yury Nikolaevich***
Date of birth: ***1951***

Name: ***Mugu Baizet Yunusovich***
Date of birth: ***1953***

Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***

Name: ***Bulanov Alexander Nikolaevich***
Date of birth: ***1959***

Name: ***Matveev Nikolai Ivanovich***
Date of birth: ***1942***

Name: ***Medvedev Nikolai Yakovlevich***
Date of birth: ***1943***

Name: ***Fedorov Sergei Anatolievich***
Date of birth: ***1956***

The individual executive body: ***Director General***
Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***

Members of the collegiate executive body:
***In accordance with the Company's Charter the Company has no collegiate executive body***

### 1.2. Information on the Issuer's bank accounts.

Full corporate name of the banking institution:
***Closed Joint Stock Company "Mezhdunarodny Moskovsky Bank"***

Abbreviated name of the banking institution:
***Mezhdunarodny Moskovsky Bank (CJSC)***
Location: ***Moscow***
Taxpayer identification number of the banking institution:
***7710030411***
Account number: ***40702810000010002908***
Account type: ***settlement***
Account number: ***40702840600010002909/601633-USD-4010-02***
Account type: ***current foreign currency account, US dollars***
Account number: ***40702978300010236471/601633-EUR-4010-02***
Account type: ***current foreign currency account, euro***
Account number: ***40702826300010002906/601633-GBP-4010-02***
Account type: ***current foreign currency account, pounds sterling***
Account number: ***40702392600010002907/601633-JPY-4010-02***
Account type: ***current foreign currency account, Japanese yens***
Bank identification code: ***044525545***
Correspondent account of the banking institution: ***30101810300000000545***

Full corporate name of the banking institution:
***Joint stock commercial bank "ROSBANK" (open joint stock company)***
Abbreviated name of the banking institution:
***OJSC AKB "ROSBANK"***
Location: ***Moscow, Russian Federation***
Taxpayer identification number of the banking institution: ***7730060164***
Account number: ***40702810700001013054***
Account type: ***current***
Account number: ***40702840700000013054***
Account type: ***current foreign currency account, US dollars***
Account number: ***40702840100008013054***
Account type: ***current foreign currency account, US dollars***
Bank identification code: ***044525256***
Correspondent account of the banking institution: ***30101810000000000256***

Full corporate name of the banking institution:
***Surgut Branch #5940 of the Joint stock commercial Savings Bank of the Russian Federation (open joint stock company)***
Abbreviated name of the banking institution: ***Surgut Branch 5940 of the Savings Bank of the Russian Federation***
Location: ***Surgut***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***40702810567170101451***
Account type: ***settlement***
Account number: ***40702840267170100052***
Account type: ***current foreign currency account***
Bank identification code: ***047102651***
Correspondent account of the banking institution: ***30101810800000000651***

Full corporate name of the banking institution: ***AK "Moskovsky Munitsipalny bank – Bank Moskvy" (OJSC)***
Abbreviated name of the banking institution: ***OJSC "Bank Moskvy"***
Location: ***Moscow***
Taxpayer identification number of the banking institution: ***7702000406***
Account number: ***40702810900170000324***
Account type: ***settlement***
Account number: ***40702840200170000324***
Account type: ***current foreign currency account, US dollars***
Bank identification code: ***044525219***
Correspondent account of the banking institution: ***30101810500000000219***

Full corporate name of the banking institution: ***Closed Joint Stock Company Joint stock bank "Gazprombank"***
Abbreviated name of the banking institution: ***AB "Gazprombank" (CJSC)***
Location: ***Moscow***
Taxpayer identification number of the banking institution: ***7744001497***
Account number: ***40702810800000002623***
Account type: ***settlement***
Bank identification code: ***044525823***
Correspondent account of the banking institution: ***30101810200000000823***

Full corporate name of the banking institution: ***Commercial Bank "J P Morgan Bank International" (limited liability company)***
Abbreviated name of the banking institution: ***KB "J P Morgan Bank International" (LLC)***
Location: ***Moscow***
Taxpayer identification number of the banking institution: ***7710014949***
Account number: ***40702840400000000077***
Account type: ***current foreign currency account***
Bank identification code: ***044525218***
Correspondent account of the banking institution: ***30101810200000000218***

Full corporate name of the banking institution: ***Bank of Foreign Economic Activity of the USSR***
Abbreviated name of the banking institution: ***Vneshekonombank SSSR***
Location: ***Moscow***
Taxpayer identification number of the banking institution: ***7708011796***
Account number: ***40502840609882059800***
Account type: ***frozen account***
Account number: ***40702P77709882039800***
Account type: ***blocked account, exchange rubles, Democratic People's Republic of Korea***
Bank identification code: ***044525060***
Correspondent account of the banking institution: ***30101810500000000060***

Full corporate name of the banking institution: ***Moscow BRANCH of Closed Joint Stock Company "Surgutneftegasbank"***

Abbreviated name of the banking institution: ***MF CJSC "SNGB"***
Location: ***Moscow***
Taxpayer identification number of the banking institution: ***8602190258***
Account number: ***40702810900070000007***
Account type: ***settlement***
Bank identification code: ***044552698***
Correspondent account of the banking institution: ***30101810800000000698***

Full corporate name of the banking institution: ***Close Joint Stock Company "Surgutneftegasbank"***
Abbreviated name of the banking institution: ***CJSC "SNGB"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, the city of Surgut***
Taxpayer identification number of the banking institution: ***8602190258***
Account number: ***47028100000000100368***
Account type: ***settlement***
Account number: ***40702810700000400368***
Account type: ***settlement***
Account number: ***40702810800000300368***
Account type: ***current***
Account number: ***40702810900000200368***
Account type: ***current***
Account number: ***40702840300000100368***
Account type: ***current foreign currency account, US dollars***
Account number: ***40702826900000100368***
Account type: ***current foreign currency account, pounds sterling***
Account number: ***40702978900000100368***
Account type: ***current foreign currency account, euros***
Bank identification code: ***047144709***
Correspondent account of the banking institution: ***30101810600000000709***

**1.3. Information on the Issuer's auditor(s).**

Name: ***Limited Liability Company "Rosekspertiza"***
Abbreviated name: ***LLC "Rosekspertiza"***
Location: ***107078, Russian Federation, Moscow, ul. Mashi Poryvaevoy, 11***
Tel.: ***(095) 721-38-83*** Fax: ***(095) 721-38-94***
E-mail: rosexpertiza@glasnet.ru
Information on Auditor's license:
Number: ***E 000977***
Date of issue: ***25.06.2002***
Date of expiry: ***24.06.2007***

The body that issued the license: ***Ministry of Finance of the Russian Federation***

Fiscal years for which the Auditor conducted independent audit of the Company's financial (accounting) reports:

***LLC "Rosekspertiza" conducted independent audit of the Company's financial (accounting) reports for the reporting periods from 1995 to 2001 inclusive.***

The Auditor's independence from the Issuer: ***LLC "Rosekspertiza" is an independent auditor. The institutors of LLC "Rosekspertiza" are natural persons being citizens of the Russian Federation.***
***There are no factors influencing on the independence of LLC "Rosekspertiza" from the Company.***

Auditor selection procedure: ***The Company's Board of Directors at its meeting considers proposals from various auditing companies which have been received by the date of the meeting. The Board of Directors reviews the commercial proposals from auditing companies and adopts a resolution which auditor to recommend to the General Shareholders' Meeting for approval.***

Information on works conducted by the Auditor as part of its specific auditing tasks: ***In November 2003, LLC "Rosekspertiza" as part of agreed-upon auditing procedures examined the data contained in the tables on mobilization equipment, prepared by the Company as of 01.01.2003 as required by Provision on Procedures of Economic Encouragement of Preparation of Mobilization of the Economic System #GG-181, 13-6-5/9564, BG-18-01/3 approved by the Ministry of Economic Development and Trade of the Russian Federation, the Ministry of Finance of the Russian Federation and the Ministry of Taxes of the Russian Federation dated 02.12.2002.***

Information on substantial interests between the Auditor (its officers) and the Company (its officers):
***- LLC "Rosekspertiza" and its officers do not have any share in the Company's charter capital and are not the Company's shareholders;***
***- LLC "Rosekspertiza" and its officers have not borrowed any funds from the Company;***
***- LLC "Rosekspertiza" and its officers have not participated in promotion of the Company's products (services) and have not participated in any joint activities together with the Company both of commercial and non-commercial nature;***
***- Officers of LLC "Rosekspertiza" do not have any kinship with the Company's officers;***
***- None of the Company's officers is at the same time an officer of LLC "Rosekspertiza", as well as none of the officers of LLC "Rosekspertiza" is at the same time the Company's officer.***

Procedure for determining the size of the Auditor's remuneration and information on deferred and overdue payments for services provided by the Auditor:
***LLC "Rosekspertiza" tenders a commercial offer to the Board of Directors and specifies the audit procedure in all substantial aspects, estimation of labor costs to conduct the audit of the Company's annual financial***

***(accounting) reports, estimation of traveling expenses, as well as provides draft Auditing Services Agreement. If necessary, the Company may require additional estimations and explanations from LLC "Rosekspertiza". Based on the provided information the Company's Board of Directors makes a decision in regard to the amount of remuneration due to LLC "Rosekspertiza". The Company has no delayed or overdue payments in favor of LLC "Rosekspertiza" for rendered services.***

**1.4. Information on the Issuer's appraiser.**

Name: ***Limited Liability Company "Rosekspertiza"***
Abbreviated name: ***LLC "Rosekspertiza"***
Location: ***107078, Russian Federation, Moscow, ul. Mashi Poryvaevoy, 11***
Tel.: ***(095) 721-38-83*** Fax: ***(095) 721-38-94***
E-mail: ***rosexpertiza@glasnet.ru***

Information on Appraiser's license:
Number: ***#000140***
Date of issue: ***17.08.2001***
Date of expiry: ***16.08.2004***
The body that issued the license: ***Ministry of Property Relations of the Russian Federation***
***The Charter of LLC "Rosekspertiza" provides that it has the right to perform appraising activities.***

Information on appraising services: ***LLC "Rosekspertiza" conducted reappraisal of the Company's main assets as of 01.01.1999. All the calculations were made in accordance with instructions in regard to reappraisal of main assets issued by the Government of the Russian Federation, Russian State Statistics Committee, State Tax Administration of the Russian Federation and other government bodies.***

Name: ***Open Joint Stock Company "Obyedinennye konsultanty "FDP"***
Abbreviated name: ***OJSC "Obyedinennye konsultanty "FDP"***
Location: ***Moscow, prospekt Mira, 124, app.15***
Tel.: ***(095) 283-74-54*** Fax: ***(095) 283-34-17***
E-mail: ***n/a***

Information on Appraiser's license:
Number: ***#000016***
Date of issue: ***06.08.2001***
Date of expiry: ***06.08.2004***

The body that issued the license: ***Ministry of Property Relations of the Russian Federation***
Information on appraising services: ***OJSC "Obyedinennye konsultanty "FDP" presented its expert opinion on reproduction cost of fixed assets as of 01.01.2002.***

**1.5. Information on the Issuer's advisors.**
***The Issuer has no financial advisor.***

**1.6. Information on the other persons who signed the present quarterly report.**

*Name:* ***Globa Mikhail Nikolaevich***
*Company:* ***OJSC "Surgutneftegas"***
*Position:* ***Chief Accountant***
*Tel.:* ***(3462) 42 69 39*** *Fax:* ***(3462) 42 68 49***

## 2. Information on the Issuer's financial and economic position

### 2.1. The Issuer's financial and economic performance indicators:
***This information is not subject to delivery in the reporting period***

### 2.2. Market capitalization.
***Market capitalization is calculated as a sum of products of the amount of shares of each category and weighted average prices of one share of this category:***

*Period:* ***1999***
*Weighted average price:*
*calculation method:* ***calculated based on top 10 major transactions made in the RTS system in December 1999***
*Market capitalization:* ***$6,286,557,753***

*Period:* ***2000***
*Weighted average price:*
*calculation method:* ***calculated based on top 10 major transactions made in the RTS system in December 2000***
*Market capitalization:* ***$8,600,550,747***

*Period:* ***2001***
*Weighted average price:*
*calculation method:* ***calculated based on top 10 major transactions made in the RTS system in December 2001***
*Market capitalization:* ***$11,999,520,907***

*Period:* ***2002***
*Weighted average price:*
*calculation method:* ***calculated based on top 10 major transactions made in the RTS system in December 2002***
*Market capitalization:* ***$12,597,329,217***

*Period:* ***2003***
*Weighted average price:*
*calculation method:* ***calculated based on top 10 major transactions made in the RTS system in December 2003***
*Market capitalization:* ***$23,455,881,946***

### 2.3. The Issuer's liabilities.

2.3.1. Accounts payable
***This information is not subject to delivery in the reporting period***

2.3.2. The Issuer's credit history.
***See Item 8.10.***

2.3.3. The Issuer's liabilities relating to backing provided to third parties.
***See Item 8.10.***

2.3.4. The Issuer's other liabilities.

***In the reporting period, the Company did not sign any agreements (including forward transactions) which were not shown in its balance sheet and which might influence on its financial position, its liquidity, sources of financing and terms of use thereof, operating results and expenses.***

**2.4. Objectives of the issues and information of the use of funds generated by placement of issuing securities.**

| Issue # | Objectives | Use of funds raised |
|---|---|---|
| *2.* | *Increase in charter capital by the sum of reappraisal of the Company's fixed assets as of 01.01.1994.* | *Due to the fact that the shares of this issue were distributed among shareholders in proportion to their holdings of the Company's ordinary registered shares on a grant basis, no funds were raised.* |
| *3.* | *Increase in charter capital by the amount of unearned increment of the Company's other property.* | *The funds raised were used to finance the Company's core activities.* |
| *4.* | *Attraction of investments* | *Funds raised were used to enhance the social and economic position of the employees of OJSC "Surgutneftegas" (over 60,000 people), and, in particular, to prevent accrued payroll and other payments.* |
| *5.* | *Attraction of investments* | *Funds raised were used to enhance the social and economic position of the employees of OJSC "Surgutneftegas" (over 60,000 people)* |
| *6.* | *Increase in charter capital by the sum of reappraisal of the Company's fixed assets* | *Due to the fact that the shares of the additional (sixth) issue were distributed among shareholders in proportion to their holdings of the Company's ordinary registered shares on a grant basis, no funds were raised.* |

| | | |
|---|---|---|
| *7.* | *Increase in charter capital by the sum of reappraisal of the Company's fixed assets* | *Due to the fact that the shares of the additional (seventh) issue were distributed among shareholders in proportion to their holdings of the Company's ordinary registered shares on a grant basis, no funds were raised.* |
| *8.* | *Attraction of investments* | *The funds raised were used to implement investment projects.* |
| *9.* | *Attraction of investments* | *The funds raised were used to implement investment projects.* |
| *10.* | *Transfer to the single share of Surgutneftegas Group of companies* | *The shares of this issue were to be exchanged for shares of OJSC "NK "Surgutneftegas", shares in charter capitals of limited liability companies "Production Association "Kirishinefteorgsintez", "Marketing Association "Pskovnefteprodukt", "Marketing Association "Tvernefteprodukt", "Marketing Association "Kaliningradnefteprodukt", "Marketing Association "Novgorodnefteprodukt". The funds raised were used to increase the fraction of shares of OJSC "NK "Surgutneftegas".* |

**2.5. Risks which may be entailed in connection with acquisition of placed issuing securities or those being placed.**

2.5.1. Industry risks

***Following are the main factors influencing on the oil prices in the short- and medium terms:***

***changes in the world markets;***
***economic climate in major oil-consuming nations (USA, EU);***
***OPEC solution relating to oil supplies in the world markets;***
***conflicts escalation (Iraq, Israel);***
***changes in the Russian domestic market;***
***expansion of export facilities for transportation of oil;***
***economic situation in the Russian Federation and behavior of the economic system;***
***world oil prices dynamics, influencing on profitability of oil and oil products railroad exports.***

***entail risks***

2.5.2 Country and region risks

*The Company's main business centers are Khanty-Mansiysky and Yamalo-Nenetsky Autonomous Okrugs of Tyumenskaya Oblast and the North-West of Russia. With efficiency and social responsibility being the main goals of its business policy, the Company works for long-term growth. Given the stable political situation in the past few years, the Company does not run any substantial country or region political risks.*

*The Company's regions have no earthquake zones. Probability of natural disasters in these regions does not exceed the country's average.*

2.5.3. Financial risks

*The Company generates substantial part of its revenues from its main business relating to oil products exports. In case with exports, the Company's contracts are in US dollars, as a rule. Therefore, the Company runs the risk that exchange rates of US dollars and other currencies change. At the same time, the Company's short- and long-term financial investments policy's goal is lower risks of unfavorable changes in the currency rates.*

*Risks of changes in interest rates have less considerate impact on the Company due to its stable financial position and the fact that the Company has no considerable borrowed funds and has substantial own funds to finance its strategic projects. Nevertheless, changes in interest rates due to reappraisal of country risks may result in changes in the Company's investments profitability requirements.*

2.5.4. Legal risks

*In the reporting period, the Company did not run any legal risks relating to the Company's activities or resulting from changes in tax and currency laws or from claims relating to the licenses the Company need in order to conduct its activities. This being the case, we should point out that certain changes occurred in the customs legislation relating to customs duties. Enactment No. 573 of September 15, 2003 of the Government "On Approval of Export Customs Duties on Crude Oil and Oil Products ..." increases rates of export duties on crude oil and oil products (from USD 25.1 for 1,000 kg to USD 33.8, from USD 22.6 for 1,000 kg to USD 30.4 respectively). These changes may affect the Company's net profit, which depends on rates of export customs duties on crude oil and oil products.*

2.5.5. Risks relating to the Issuer's activities

*No such risks.*

## 3. Detailed information on the Issuer

### 3.1. The Issuer's history

3.1.1. Information on the Issuer's full corporate name(s):

The Issuer's full corporate name:

**Open Joint Stock Company "Surgutneftegas"**

Abbreviated name:
**OJSC "Surgutneftegas"**

Information on the alterations in the Issuer's name, organizational and legal form:
***Production Association "Surgutneftegas"***
***PO "Surgutneftegas"***
Introduced: ***15.09.1977***

***Open Joint Stock Company "Surgutneftegas"***
***AOOT "Surgutneftegas"***
Introduced: ***06.05.1993***

***Open Joint Stock Company "Surgutneftegas"***
***OJSC "Surgutneftegas"***
Introduced: ***27.06.1996***

The current name was introduced: ***27.06.1996***

3.1.2. Information on the State registration of the Issuer.

The date of the State registration of the Issuer: ***06.05.1993***
Number of the State registration certificate (of other document confirming the State registration of the Issuer): ***12-4782***
The body that conducted the State registration: ***Administration of the city of Surgut of Khanty-Mansiysky Autonomous Okrug of Tyumenskaya Oblast***
Date of registration in the United State Register of Legal Entities: ***18.09.2002***
Main state registration number: ***1028600584540***
The body that conducted the State registration: ***Ministry of Taxes and Duties of RF for Surgut, Khanty-Mansiysky Autonomous Okrug***

3.1.3. Information on the Issuer's establishment and evolution.

The Issuer's life period: ***The Company was established on 06.05.1993 in accordance with Order of the President of the Russian Federation #1403 dated 17.11.1992 "On Specifics of Privatization and Transformation into Joint Stock Companies of Oil, Oil Refining and Oil Products Marketing State Enterprises, Production and Scientific Production Associations".***
***- Transformation of PO "Surgutneftegas" into AOOT "Surgutneftegas". Resolution of the Annual General Shareholders' Meeting dated 15.06.1996, minutes 32, accepted in order to bring the Company's constituent documents into conformity with Federal Law #208-FZ dated 26.12.1995 "On Joint Stock Companies", approved the new edition of the Company's Charter, according to which beginning from 27.06.1996 the Company's corporate name changes from AOOT "Surgutneftegas" to OJSC "Surgutneftegas".***

the period when the Issuer ceases to exist: ***indefinite.***

corporate purpose: ***the main corporate objective is deriving of profit.***

other information: ***no other information.***

3.1.4. Contacts.

Location: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***
Location of the Issuer's continuing executive body: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***

Tel.: ***(3462) 42 61 33***
Fax: ***(3462) 42 64 95***
E-mail: secretary@surgutneftegas.ru
Web-site: **www.surgutneftegas.ru**

Shareholder and Investor Relations Company
Name: ***Limited Liability Company "Invest-Zashchita"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut***
Tel.: ***(3462) 46 46 50***
Fax: ***(3462) 46 46 50***
E-mail: ***sasha@wsnet.ru***
Web-site: ***no web-site***

3.1.5. Taxpayer identification number
***8602060555***

3.1.6. Branches and representative offices.

Name: ***Moscow Representative Office of OJSC "Surgutneftegas"***
Location: ***101000, Russian Federation, Moscow, ul. Myasnitskaya, 34, str.1***
Mailing address: ***101000, Russian Federation, Moscow, ul. Myasnitskaya, 34, str.1***
Head: ***Makarkin Yury Nikolaevich***
Opening date: ***27.09.1993***
Term of the Power of Attorney: ***31.12.2003***

**3.2. The Issuer's core economic activity.**

3.2.1. Industry classification of the Issuer.
OKVED codes: ***11.10.11; 45; 74.14; 74.20.2; 64.20; 75.13; 55.30; 52; 72; 22.1***

3.2.2. The Issuer's core economic activity.
***In the reporting quarter this kind of information is not subject to presentation.***

3.2.3. Main types of goods (works, services)
***In the reporting quarter this kind of information is not subject to presentation.***

3.2.4. The Issuer's suppliers providing more than 10% of overall material assets delivered, with their share in overall supplies specified:

Full corporate name: ***Closed Joint Stock Company "Torgovy Dom Trubnaya Metallurgicheskaya Kompaniya" ("Trading House Pipe Metallurgical Company"),***

Share in the overall supplies volume: ***17.39%***
Import share in the Issuer's supplies: ***13.26%***

3.2.5. Marketing outlets for the Issuers' products (work, services)

***There are no consumers whose share in the Company's total sales proceeds in the reporting quarter amounted to at least 10%.***

***OJSC "Surgutneftegas" sells oil at the following key markets in Russia: Republic of Bashkortostan, Khabarovsky krai, Moskovskaya and Leningradskaya Oblasts. The Company exports oil to Germany, Poland, Czechia, Switzerland, the Netherlands, Great Britain, The United States of America, the British Virgin Islands, as well as to refineries located in Belarus and Ukraine. The largest consumer is "SUNIMEX HANDELS-GMBH" (Hamburg, Germany) with a 20.5% share in total sales.***

***The Company sells oil products at the following key markets in Russia: St. Petersburg, Leningradskaya, Novgorodskaya, Pskovskaya, Tverskaya, Moskovskaya and Kaliningradskaya Oblasts. The bulk of the Company's oil products is exported to Switzerland, Great Britain and Finland. The largest consumers, that is "Gunvor International Ltd", the British Virgin Islands, and "INTERNATIONAL PETROLEUM PRODUCTS LTD, COLOGNY BRANCH", Switzerland, account for as much as 79.9% of total oil products sales.***

***The key market where the Company sells gas is the city of Surgut. The share of OJSC "Tyumenenergo" (Surgut), the largest gas consumer, is 97.3% of total gas sales.***

***The Company's market for gas processing products (liquefied hydrocarbons) is as follows:***

***The city of Surgut and Surgutsky District for liquefied gas; Tyumen and Omsk for gas condensate distillate; Tobolsk for broad fraction of light hydrocarbons.***

***OJSC "Sibirsko-Uralskaya Neftegazokhimicheskaya Kompaniya" is the largest consumer of broad fraction of light hydrocarbons.***

***Among the major negative factors that can affect the Company's sales are a possible fall in oil and oil products prices, higher transport and electricity tariffs, and higher excise taxes on oil and oil products.***

***To soften the impact of these factors, the Company is going to increase its production and to align its business with arising sales opportunities.***

3.2.6. Activities concerning working capital and reserves.

***The inventory turnover ratio is calculated according to the procedure approved by the Ministry of Economics of the Russian Federation No. VK 477 dated June 21, 1999.***

***The inventory turnover ratio is calculated as a ratio of sales proceeds to the period average of inventory reserves value.***

$$\text{Inventory turnover ratio} = \frac{\textit{Sales proceeds}}{\textit{Average value of inventory reserves}}$$

The inventory turnover ratio for 4Q2003.
***See Item 8.10.***

The Company's working capital and reserves strategy.
***The Company's working capital and reserves strategy involves maintaining the level of current assets necessary for stable production and ensuring that the sources of working capital financing correspond to the nature of assets being financed.***

3.2.7. Raw materials.

| No. | Item | Units | Q IV 2003 |
|---|---|---|---|
| *1* | *Oil production* | *thousand tons* | *14,118.229* |

3.2.8. Major competitors.

***Given enormous potential of the world oil and oil products market and limited export capacity of domestic transportation systems along with limited consumer demand at the domestic market, the Company's key competitor in terms of production are oil majors producing oil and oil products as well as marketing them in Russia.***

***The Company supplies oil and oil products to a variety of export markets, such as Belarus, Ukraine, Germany, Poland, Czechia, Switzerland, the Netherlands, the UK, the USA, the British Virgin Islands, and Finland.***

***St. Petersburg, Leningradskaya, Novgorodskaya, Pskovskaya, Tverskaya, Moskovskaya and Kaliningradskaya Oblasts as well as a number of Russian refineries are the main domestic markets for the Company's products.***

**Oil production of our major competitors, the largest Russian companies**

| Company | Country of incorporation | Oil production, thousand tons | | | | | Share in Russian production, % | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1999 | 2000 | 2001 | 2002 | 2003 | 1999 | 2000 | 2001 | 2002 | 2003 |
| LUKoiil | Russia | 53,354 | 62,178 | 62,916 | 75,474 | 78,870 | 17% | 19% | 18% | 20% | 19% |
| YUKOS | Russia | 34,188 | 49,547 | 58,113 | 69,387 | 80,747 | 11% | 15% | 17% | 18% | 19% |
| Surgutneftegas | Russia | 37,573 | 40,621 | 44,028 | 49,208 | 54,025 | 12% | 13% | 13% | 13% | 13% |
| TNK | Russia | 20,060 | 30,842 | 40,607 | 37,501 | 42,961 | 7% | 10% | 12% | 10% | 10% |

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Sibneft | Russia | 16,323 | 17,199 | 20,593 | 26,327 | 31,394 | 5% | 5% | 6% | 7% | 7% |
| Rosneft | Russia | 12,554 | 13,473 | 14,942 | 16,112 | 19,568 | 4% | 4% | 4% | 4% | 5% |
| Slavneft | Russia | 11,930 | 12,497 | 14,928 | 14,700 | 18,097 | 4% | 4% | 4% | 4% | 4% |
| Sidanco | Russia | 19,555 | 10,689 | 9,135 | 16,263 | 18,618 | 6% | 3% | 3% | 4% | 4% |
| Bashneft | Russia | 12,261 | 11,941 | 11,864 | 12,015 | 12,046 | 4% | 4% | 3% | 3% | 3% |
| Tatneft | Russia | 24,065 | 24,337 | 24,612 | 24,612 | 24,669 | 8% | 8% | 7% | 6% | 6% |
| Oil majors, total | | 241,862 | 273,323 | 301,736 | 341,599 | 380,995 | 79% | 85% | 87% | 90% | 90% |
| Russian production | | 304,994 | 323,224 | 348,067 | 379,628 | 421,347 | 100% | 100% | 100% | 100% | 100% |

*Source: CDU, Ministry of Fuel and Energy*

## Gas production of our major competitors, the largest Russian companies

| Company | Country of incorporation | Gas production, mln. cub. meters | | | | | Share in Russian production, % | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1999 | 2000 | 2001 | 2002 | 2003 | 1999 | 2000 | 2001 | 2002 | 2003 |
| LUKoil | *Russia* | *2,971* | *3,602* | *3,722* | *4,276* | *4,699* | *1%* | *1%* | *1%* | *1%* | *1%* |
| YUKOS | *Russia* | *1,211* | *1,583* | *1,707* | *2,392* | *3,448* | *0%* | *0%* | *0%* | *0%* | *1%* |
| Surgutneftegas | *Russia* | *11,118* | *11,144* | *11,103* | *13,304* | *13,883* | *2%* | *2%* | *2%* | *2%* | *2%* |
| TNK | *Russia* | *1,834* | *2,901* | *4,692* | *3,640* | *4,974* | *0%* | *0%* | *1%* | *1%* | *1%* |
| Sibneft | *Russia* | *1,345* | *1,428* | *1,639* | *1,402* | *1,986* | *0%* | *0%* | *0%* | *0%* | *0%* |
| Rosneft | *Russia* | *4,908* | *5,628* | *6,131* | *6,460* | *7,018* | *1%* | *1%* | *1%* | *1%* | *1%* |
| Slavneft | *Russia* | *713* | *719* | *1,390* | *559* | *823* | *0%* | *0%* | *0%* | *0%* | *0%* |
| Sidanco | *Russia* | *2,093* | *1,305* | *715* | *1,130* | *1,844* | *0%* | *0%* | *0%* | *0%* | *0%* |
| Bashneft | *Russia* | *421* | *391* | *374* | *366* | *369* | *0%* | *0%* | *0%* | *0%* | *0%* |
| Tatneft | *Russia* | *742* | *749* | *753* | *718* | *728* | *0%* | *0%* | *0%* | *0%* | *0%* |
| Oil majors, total | | *27,355* | *29,450* | *32,224* | *34,246* | *39,770* | *5%* | *5%* | *6%* | *6%* | *6%* |
| Russian production | | *589,690* | *584,186* | *581,509* | *595,373* | *616,455* | *100%* | *100%* | *100%* | *100%* | *100%* |

## Primary crude oil distillation of our major competitors, the largest Russian companies

| Company | Country of incorporation | Primary distillation, thousand tons | | | | | Share in Russian distillation, % | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1999 | 2000 | 2001 | 2002 | 2003 | 1999 | 2000 | 2001 | 2002 | 2003 |
| LUKoil | *Russia* | *20,509* | *23,176* | *22,730* | *33,941* | *34,271* | *12%* | *13%* | *13%* | *18%* | *18%* |
| YUKOS | *Russia* | *25,542* | *23,056* | *16,543* | *30,924* | *30,949* | *15%* | *13%* | *9%* | *17%* | *16%* |
| Surgutneftegas | *Russia* | *17,152* | *15,967* | *15,868* | *14,812* | *15,296* | *10%* | *9%* | *9%* | *8%* | *8%* |
| TNK | *Russia* | *21,966* | *22,466* | *11,801* | *15,519* | *15,749* | *13%* | *13%* | *7%* | *8%* | *8%* |
| Sibneft | *Russia* | *12,459* | *12,555* | *13,258* | *13,264* | *13,832* | *7%* | *7%* | *7%* | *7%* | *7%* |
| Rosneft | *Russia* | *7,342* | *8,381* | *7,753* | *8,404* | *9,638* | *4%* | *5%* | *4%* | *5%* | *5%* |
| Slavneft | *Russia* | *9,776* | *10,826* | *11,476* | *11,833* | *11,739* | *6%* | *6%* | *6%* | *6%* | *6%* |
| Sidanco | *Russia* | *3,272* | *3,671* | *13,542* | *4,636* | *4,642* | *2%* | *2%* | *8%* | *3%* | *2%* |
| Bashneft | *Russia* | | | | | | *0%* | *0%* | *0%* | *0%* | *0%* |
| Tatneft | *Russia* | *0* | *0* | *5,915* | *5,347* | *6,326* | *0%* | *0%* | *3%* | *3%* | *3%* |
| Oil majors, total | | *118,018* | *120,098* | *118,886* | *138,679* | *142,442* | *70%* | *69%* | *67%* | *75%* | *75%* |
| Russian distillation | | *168,886* | *174,604* | *178,362* | *184,961* | *189,478* | *100%* | *100%* | *100%* | *100%* | *100%* |

***The Company's competitive strengths***

***- extensive application of state-of-the-art oil production technologies; They allow us to work with hard-to recover reserves and at the same time to***

*maintain competitive expenses and reach the highest oil recovery level at the Company's fields;*
*- the Company's own service divisions; With its own service divisions engaged in geologic exploration, drilling, well construction, transportation, mechanic engineering and research, the Company can tap new regions and control capital costs and operating expenses in production sector;*
*- advantageous location of the Company's refinery in Leningradskaya Oblast: Enormous oil products export potential;*
*- substantial gas production;*
*The Company's experience in gas and electricity production and gas processing together with efficient gas utilization provide for its extended activities in gas sector and electric-power industry.*

3.2.9. Information on licenses the Issuer has.
Number: ***KhMN 00431 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***12.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Surgutsky licensed area***

Number: ***KhMN 00435 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***12.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Surgutsky licensed area***

Number: ***KhMN 00438 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Yaunlorsky licensed area***

Number: ***KhMN 00436 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***14.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Saigatinsky licensed area***

Number: ***KhMN 00558 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***14.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Yelovy licensed area***

Number: ***KhMN 00814 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***03.06.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Tonchinsky licensed area***

Number: ***KhMN 01237 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Erginsky licensed area***

Number: ***KhMN 01236 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Kondinsky licensed area***

Number: ***KhMN 01233 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Chaprovsky licensed area***

Number: ***TYuM 11997 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***24.11.2028***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Severo-Yutymsky licensed area***

Number: ***TYuM 11998 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***24.11.2028***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Yuzhno-Yutymsky licensed area***

Number: ***KhMN 00408 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Fedorovsky licensed area***

Number: ***KhMN 00405 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Dunaevsky licensed area***

Number: ***KhMN 00406 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***14.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Lyantorsky licensed area***

Number: ***KhMN 00412 NE***
Date of issue: ***05.07.1994***
Date of expiry: ***04.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Maslikhovsky licensed area***

Number: ***KhMN 00440 NE***
Date of issue: ***05.03.1997***
Date of expiry: ***04.03.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Sakhalinsky licensed area***

Number: ***KhMN 00439 NE***
Date of issue: ***05.03.1997***
Date of expiry: ***04.03.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Synyegansky licensed area***

Number: ***KhMN 00433 NE***
Date of issue: ***27.12.1993***
Date of expiry: ***26.12.2018***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Yuzhno-Komynsky licensed area***

Number: ***KhMN 00811 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***03.06.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Kamynsky licensed area***

Number: ***KhMN 01087 NE***
Date of issue: ***27.09.1999***
Date of expiry: ***26.09.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Severo-Seliyarovsky licensed area***

Number: ***KhMN 01524 NR***
Date of issue: ***18.04.2001***
Date of expiry: ***17.04.2026***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral resources geological examination, oil and gas production within Larkinsky licensed area***

Number: ***KhMN 00409 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***12.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Bystrinsky licensed area***

Number: ***KhMN 00437 NE***
Date of issue: ***20.07.1993***
Date of expiry: ***19.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Solkinsky licensed area (Northern part)***

Number: ***KhMN 00418 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***14.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Solkinsky licensed area***

Number: ***KhMN 00407 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***28.09.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vachimsky licensed area***

Number: ***KhMN 00410 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Komaryinsky licensed area***

Number: ***KhMN 00813 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***03.06.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Sakhalinsky licensed area***

Number: ***KhMN 00422 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Tundrinsky licensed area***

Number: ***KhMN 01235 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Novobystrinsky licensed area***

Number: ***KhMN 01525 NR***
Date of issue: ***18.04.2001***
Date of expiry: ***17.04.2026***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral resources geological examination, oil and gas production within Rogozhnikovsky licensed area***

Number: ***KhMN 11355 NE***
Date of issue: ***26.12.2002***
Date of expiry: ***26.06.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Severo-Yurievsky licensed area***

Number: ***KhMN 00423 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Savuysky licensed area***

Number: ***KhMN 00419 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***12.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Rodnikoviy licensed area***

Number: ***KhMN 00417 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Russkinskoy licensed area***

Number: ***KhMN 00564 NE***
Date of issue: ***27.09.1993***
Date of expiry: ***28.09.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Konitlorsky licensed area***

Number: ***KhMN 01234 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Sykhtymsky licensed area***

Number: ***KhMN 00434 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Nizhne-Sortymsky licensed area***

Number: ***KhMN 00411 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***12.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Alyekhinsky licensed area***

Number: ***KhMN 00432 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Kamynsky licensed area***

Number: ***KhMN 00563 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***17.02.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Tyansky licensed area***

Number: ***KhMN 00560 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***28.09.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Ai-Pimsky licensed area***

Number: ***KhMN 00562 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***17.02.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Bittemsky licensed area***

Number: ***KhMN 00559 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***17.02.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Tromyegansky licensed area***

Number: ***KhMN 00561 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***17.02.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Tromyegansky licensed area***

Number: ***KhMN 00420 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Losevoy licensed area***

Number: ***KhMN 00421 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Khorlorsky licensed area***

Number: ***KhMN 00684 NR***
Date of issue: ***03.12.1997***
Date of expiry: ***02.12.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Chigorinsky licensed area***

Number: ***KhMN 00683 NR***
Date of issue: ***03.12.1997***
Date of expiry: ***02.12.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Verkhne-Nadymsky licensed area (Southern part)***

Number: ***SLKh 00422 NE***
Date of issue: ***17.12.1997***
Date of expiry: ***16.12.2022***
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources, oil and gas production within Verkhne-Nadymsky licensed area (Northern part)***

Number: ***KhMN 00812 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***03.06.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Ai-Pimsky licensed area***

Number: ***KhMN 11293 NE***
Date of issue: ***05.09.2002***
Date of expiry: ***01.07.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Severo-Labatiyugansky licensed area***

Number: ***KhMN 11878 NE***
Date of issue: ***03.11.2003***
Date of expiry: ***22.10.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Vostochno-Mytayakhinsky licensed area***

Number: ***YaKU 12061 NE***
Date of issue: ***26.12.2003***
Date of expiry: ***31.12.2023***
The body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within the Tsentralny block of the Talakan oil-gas condensate field***

Number: ***KhMN 01061 NP***
Date of issue: ***04.08.1999***
Date of expiry: ***03.08.2004***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Verkhnelyaminsky exploration block***

Number: ***KhMN 01062 NP***
Date of issue: ***04.08.1999***
Date of expiry: ***03.08.2004***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Logachevsky exploration block***

Number: ***KhMN 01070 NP***
Date of issue: ***20.08.1999***
Date of expiry: ***19.08.2004***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Numtoysky exploration block***

Number: ***SLKh 10985 NP***
Date of issue: ***28.03.2001***
Date of expiry: ***01.03.2006***
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources within Novo-Nadymsky exploration block***

Number: ***KhMN 11141 NP***
Date of issue: ***11.04.2002***
Date of expiry: ***01.04.2007***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Yuzhno-Lyaminsky exploration area***

Number: ***KhMN 11142 NP***
Date of issue: ***11.04.2002***
Date of expiry: ***01.04.2007***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Novo-Nadymsky exploration area (Southern part)***

Number: ***SLKh 11359 NP***
Date of issue: ***27.12.2002***
Date of expiry: ***31.12.2007***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Verkhne-Semiegansky exploration area***

Number: ***KhMN 11418 NP***
Date of issue: ***04.02.2003***
Date of expiry: ***31.01.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Yuzhno-Golyanovsky exploration area***

Number: ***KhMN 11417 NP***
Date of issue: ***04.02.2003***
Date of expiry: ***31.01.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lungorsky exploration area***

Number: ***KhMN 11738 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Rogozhnikovsky exploration area***

Number: ***KhMN 11739 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Rogozhnikovsky exploration area***

Number: ***KhMN 11740 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Rogozhnikovsky exploration area***

Number: ***KhMN 11743 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Yuilsky exploration area***

Number: ***KhMN 11744 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Yuilsky exploration area***

Number: ***KhMN 11741 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration area***

Number: ***KhMN 11742 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration area***

Number: ***KhMN 11737 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration area***

Number: ***KhMN 11733 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration area***

Number: ***KhMN 11736 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration area***

Number: ***KhMN 11735 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration area***

Number: ***KhMN 11734 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration area***

Number: ***YaKU 11882 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
The body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Khoronovsky exploration area***

Number: ***YaKU 11883 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
The body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Kedrovy exploration area***

Number: ***YaKU 11884 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
The body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Peleduisky exploration area***

Number: ***KhMN 00850 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00598 ME***
Date of issue: ***26.06.1997***
Date of expiry: ***25.06.2017***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral subterranean water extraction for balneological and medicinal water supply of boarding house "Kedrovy Log" in Surgut***

Number: ***KhMN 01529 VE***
Date of issue: ***25.04.2001***
Date of expiry: ***24.04.2021***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***subterranean water production for preparing salt solution within Vostochno-Surgutskoye oil field***

Number: ***KhMN 00843 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Yaunlorskoye oil field***

Number: ***KhMN 00840 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vostochno-Yelovoye oil field***

Number: ***KhMN 01642 VE***
Date of issue: ***09.08.2002***
Date of expiry: ***08.08.2027***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***Subterranean water production and technical-grade utilization within Tonchinsky licensed area***

Number: ***KhMN 00858 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Lyantorskoye oil field***

Number: ***KhMN 00862 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Maslikhovskoye oil field***

Number: ***KhMN 01042 VE***
Date of issue: ***07.07.1999***
Date of expiry: ***06.07.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Yuzhno-Kamynsky licensed area (Nazargaleevskoye oil field)***

Number: ***KhMN 01612 VE***
Date of issue: ***19.04.2002***
Date of expiry: ***18.04.2027***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production and technical-grade utilization of subterranean water within Yuzhno-Kamynsky licensed area (Saninskoye oil field)***

Number: ***KhMN 01517 VE***
Date of issue: ***04.04.2001***
Date of expiry: ***03.04.2026***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Kamynskoye oil field***

Number: ***KhMN 00864 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bystrinskoye oil field***

Number: ***KhMN 00851 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Solkinskoye oil field***

Number: ***KhMN 00849 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vachimskoye oil field***

Number: ***KhMN 00847 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Komaryinskoye oil field***

Number: ***KhMN 01677 VE***
Date of issue: ***25.02.2003***
Date of expiry: ***26.06.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in the system of reservoir pressure maintenance within Severo-Yuryevsky oil field***

Number: ***KhMN 00848 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Savuyskoye oil field***

Number: ***KhMN 00845 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Rodnikovoye oil field***

Number: ***KhMN 00863 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Russkinskoye oil field***

Number: ***KhMN 00846 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Konitlorskoye oil field***

Number: ***KhMN 00860 VE***
Date of issue: ***23.07.1998***
Date of expiry: ***22.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Nizhne-Sortymskoye oil field***

Number: ***KhMN 00861 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Alyekhinskoye oil field***

Number: ***KhMN 00857 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Kamynskoye oil field***

Number: ***KhMN 00855 VE***
Date of issue: ***21.08.1998***
Date of expiry: ***20.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tyanskoye oil field***

Number: ***KhMN 00841 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bittemskoye oil field***

Number: ***KhMN 01614 VE***
Date of issue: ***25.04.2002***
Date of expiry: ***24.04.2027***
The body that issued the license: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***production and use of subterranean water within Ai-Pimsky licensed area (Zapadno-Chigorinskoye oil field)***

Number: ***KhMN 00844 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tromyeganskoye oil field***

Number: ***KhMN 00839 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vostochno-Tromyeganskoye oil field***

Number: ***KhMN 01215 VE***
Date of issue: ***21.04.2000***
Date of expiry: ***20.04.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Khorlorsky licensed area***

Number: ***KhMN 01772 VE***
Date of issue: ***19.12.2003***
Date of expiry: ***18.12.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Ai-Pimsky licensed area***

Number: ***KhMN 00380 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Surgutskoye oil field***

Number: ***KhMN 00379 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Yaun-Lorskoye and Piltanskoye oil fields***

Number: ***KhMN 01465 VE***
Date of issue: ***15.09.2000***
Date of expiry: ***04.12.2020***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Yelovoye oil field***

Number: ***KhMN 00381 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutskoye oil field***

Number: ***KhMN 01736 VE***
Date of issue: ***17.07.2003***
Date of expiry: ***07.10.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within the city of Surgut***

Number: ***KhMN 00397 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00384 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00721 VE***
Date of issue: ***12.02.1998***
Date of expiry: ***12.02.2008***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Surgutsky District***

Number: ***KhMN 00403 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Solkinskoye oil field***

Number: ***KhMN 00400 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Komaryinskoye oil field***

Number: ***KhMN 00401 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vachimskoye oil field***

Number: ***KhMN 00402 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Bystrinskoye oil field***

Number: ***KhMN 01731 VE***
Date of issue: ***23.06.2003***
Date of expiry: ***22.06.2023***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Severo-Yurievskoye oil field***

Number: ***KhMN 00383 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Dunaevskoye oil field***

Number: ***KhMN 00385 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovskoye oil field***

Number: ***KhMN 00398 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovskoye oil field***

Number: ***KhMN 00785 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Maslikhovskoye oil field***

Number: ***KhMN 00786 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyaminsky water scoop***

Number: ***KhMN 00787 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyantorskoye oil field***

Number: ***KhMN 00396 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Lyantorskoye oil field***

Number: ***KhMN 01633 VE***
Date of issue: ***18.07.2002***
Date of expiry: ***17.07.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Nazargaleevskoye oil field***

Number: ***KhMN 01634 VE***
Date of issue: ***18.07.2002***
Date of expiry: ***17.07.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Kamynskoye oil field***

Number: ***KhMN 00988 VE***
Date of issue: ***06.05.1999***
Date of expiry: ***27.09.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Savuyskoye, Russkinskoye, Rodnikovoye and Konitlorskoye oil fields***

Number: ***KhMN 01088 VE***
Date of issue: ***27.09.1999***
Date of expiry: ***27.09.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Nizhne-Sortymskoye oil field***

Number: ***KhMN 01080 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***

The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Tyanskoye oil field***

Number: ***KhMN 01078 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Alekhinskoye oil field***

Number: ***KhMN 01079 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Kamynskoye oil field***

Number: ***KhMN #01600 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Bittemskoye oil field***

Number: ***KhMN #01601 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Tromyeganskoye oil field***

Number: ***KhMN #01602 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Khorlorskoye oil field***

Number: ***KhMN #01720 VE***
Date of issue: ***11.04.2003***
Date of expiry: ***10.04.2023***

The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Ulyanovskoye oil field***

Number: ***KhMN #01721 VE***
Date of issue: ***11.04.2003***
Date of expiry: ***10.04.2023***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Zapadno-Chigorinskoye oil field***

Number: ***SLKh 00699 VE***
Date of issue: ***21.09.1999***
Date of expiry: ***21.09.2004***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Verkhne-Nadymskaya area***

Number: ***KhMN 00169 TREIO***
Date of issue: ***20.10.2002***
Date of expiry: ***27.05.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Pim river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00170 TREIO***
Date of issue: ***20.10.2002***
Date of expiry: ***27.05.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Lyamin river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00111 TBDBK***
Date of issue: ***19.04.2001***
Date of expiry: ***18.04.2004***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00175 TBDK***
Date of issue: ***29.10.2002***
Date of expiry: ***27.10.2005***

The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00144 TBDBK***
Date of issue: ***26.03.2002***
Date of expiry: ***24.03.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00156 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00155 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00158 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00159 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00160 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00153 TBDBK***
Date of issue: ***18.06.2002***

Date of expiry: ***10.06.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00161 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00162 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00172 TBDBK***
Date of issue: ***29.10.2002***
Date of expiry: ***27.10.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00157 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***2059***
Date of issue: ***25.01.2001***
Date of expiry: ***25.01.2004***
The body that issued the license: ***License Chamber of the Administration of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activity of Sanatorium "Kedrovy Log"***

Number: ***PLR 030001***
Date of issue: ***19.05.1999***
Date of expiry: ***18.05.2004***
The body that issued the license: ***RF Committee on Press***
Range of activity: ***printing activity***

Number: ***54***
Date of issue: ***15.07.2000***

Date of expiry: ***15.07.2005***
The body that issued the license: ***Education Department of Administration of Surgutsky District of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activity on implementation of pre-school and primary education programs***

Number: ***22217***
Date of issue: ***22.05.2002***
Date of expiry: ***22.05.2007***
The body that issued the license: ***RF Ministry of Communication***
Range of activity: ***rendering local and intra-area telephone communication services***

Number: ***10505/920081***
Date of issue: ***20.01.2003***
Date of expiry: ***21.01.2006***
The body that issued the license: ***State Customs Committee of the Russian Federation (Nizhnevartovsk customs)***
Range of activity: ***setting up a warehouse for temporary storage***

Number: ***1706***
Date of issue: ***28.04.2000***
Date of expiry: ***28.04.2005***
The body that issued the license: ***License Chamber of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of engineering systems of cities and other localities***

Number: ***006/e***
Date of issue: ***20.02.2001***
Date of expiry: ***20.02.2004***
The body that issued the license: ***Land and Land-utilization Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***cadastre survey, land development, inventory of land of any category***

Number: ***2138***
Date of issue: ***30.01.2001***
Date of expiry: ***30.03.2004***
The body that issued the license: ***License Chamber of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activity of Sanatorium "Kedrovy Log"***

Number: ***00AN #014827***
Date of issue: ***23.03.2001***
Date of expiry: ***23.03.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***

Range of activity: ***examination of industrial safety of technical equipment employed at hazardous production installations***

Number: ***62PR #04-5931***
Date of issue: ***18.04.2001***
Date of expiry: ***18.04.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***gas equipment design***

Number: ***72 – II #000865***
Date of issue: ***14.05.2001***
Date of expiry: ***14.05.2004***
The body that issued the license: ***License Chamber of the Administration of Tyumenskaya Oblast***
Range of activity: ***activities relating to ionizing radiation source (generating)***

Number: ***ID #04570***
Date of issue: ***20.04.2001***
Date of expiry: ***20.04.2006***
The body that issued the license: ***The Ministry of Press of Russia***
Range of activity: ***printing activity***

Number: ***62EK #01-6188***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62EK #01-6189***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62VR #01-6190***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of warehouses for explosive materials***

Number: ***62VR #01-6191***
Date of issue: ***06.07.2001***

Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***application of equipment and devices of explosion art, explosion and shooting through equipment and perforation systems admitted by Gosgortekhnadzor (State Municipal Technical Supervision) of Russia for explosion and shooting through operations***

Number: ***62VR #01-6192***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***application of commercial explosive materials and articles supplemented with explosive materials admitted by Gosgortekhnadzor of Russia (State Municipal Technical Supervision)***

Number: ***62ST #01-6193***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of plants and installations for field development***

Number: ***63-TO-1213***
Date of issue: ***03.07.2001***
Date of expiry: ***03.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***transportation of hazardous materials at hazardous production facility***

Number: ***62EK #01 - 6194***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***boil inspection objects operation***

Number: ***62EK #01-6195***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***lifting structures operation***

Number: ***62EK #04-6200***
Date of issue: ***10.07.2001***

Date of expiry: ***10.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of gas equipment complex***

Number: ***62RT #04-6201***
Date of issue: ***10.07.2001***
Date of expiry: ***10.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***repairs to gas equipment***

Number: ***62ST #04-6202***
Date of issue: ***10.07.2001***
Date of expiry: ***10.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of gas complex facilities***

Number: ***62MT #04-6203***
Date of issue: ***10.07.2001***
Date of expiry: ***10.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***mounting, adjustment and set-up of gas facilities***

Number: ***62IR #01-6218***
Date of issue: ***17.07.2001***
Date of expiry: ***17.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***manufacture of lifting structures***

Number: ***85M/01/0045/03/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0046/03/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0047/02/L***

Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***issuing ecological passports***

Number: ***10505/0016***
Date of issue: ***01.06.2001***
Date of expiry: ***01.06.2004***
The body that issued the license: ***State Customs Committee of the Russian Federation (Nizhnevartovsk Customs)***
Range of activity: ***setting up a custom warehouse***

Number: ***#1229/128***
Date of issue: ***28.03.2001***
Date of expiry: ***28.03.2006***
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of the boarding house "Neftyanik Sibiri" belonging to the healthcare trust "Surgut"***

Number: ***#1229/128***
Date of issue: ***28.03.2001***
Date of expiry: ***28.03.2006***
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of "Yuny Neftyanik" boarding house belonging to the healthcare trust "Surgut"***

Number: ***#1229/128***
Date of issue: ***28.03.2001***
Date of expiry: ***28.03.2006***
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of "Lermontovo" boarding house belonging to the healthcare trust "Surgut***

Number: ***57 EK #006829***
Date of issue: ***31.05.2001***
Date of expiry: ***31.05.2006***
The body that issued the license: ***Administration of Northern Caucasus Okrug of Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***boil inspection objects operation***

Number: ***FLTs 025094***
Date of issue: ***25.07.2001***
Date of expiry: ***25.07.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***construction of buildings and structures (acting as a customer-developer)***

Number: ***62EK #01-6220***
Date of issue: ***17.07.2001***
Date of expiry: ***17.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation through open-cast process of mining facilities and generally developed natural recourses production installations***

Number: ***62VR #01-6219***
Date of issue: ***17.07.2001***
Date of expiry: ***17.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of explosives loading-unloading stations***

Number: ***14-A-0259-352***
Date of issue: ***22.08.2001***
Date of expiry: ***22.08.2004***
The body that issued the license: ***State Oil Inspection for Krasnodarsky Krai***
Range of activity: ***operation of filling stations***

Number: ***62Pr #04-6217***
Date of issue: ***17.07.2001***
Date of expiry: ***17.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***lifting structures design***

Number: ***FLTs 025094/1***
Date of issue: ***05.09.2001***
Date of expiry: ***25.07.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***construction of buildings and structures (acting as a customer-developer)***

Number: ***1721/587***
Date of issue: ***26.09.2001***
Date of expiry: ***26.09.2006***
The body that issued the license: ***License Chamber for Krasnodarsky Krai***
Range of activity: ***medical activity (pre-trip medical examinations for Motor depot of Health Care "Surgut")***

Number: ***TYuKh 182354***
Date of issue: ***29.10.2001***
Date of expiry: ***29.10.2006***

The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***construction of buildings and structures (construction-mounting works)***

Number: ***TYuKh 182353***
Date of issue: ***29.10.2001***
Date of expiry: ***29.10.2006***
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***manufacture of constructional materials and structures***

Number: ***FLTs 72001259***
Date of issue: ***12.10.2001***
Date of expiry: ***12.09.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***elaboration of urban development documentation***

Number: ***FLTs 72001260***
Date of issue: ***12.10.2001***
Date of expiry: ***12.10.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***engineering survey for construction***

Number: ***FLTs 72001261a***
Date of issue: ***12.10.2001***
Date of expiry: ***12.10.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***FLTs 72001261v***
Date of issue: ***12.10.2001***
Date of expiry: ***12.10.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***11003947***
Date of issue: ***28.09.2001***
Date of expiry: ***28.09.2004***
The body that issued the license: ***Main State Fire Protection Administration of MVD (Ministry of Internal Affairs) of RF***
Range of activity: ***mounting, adjustment, repairs and maintenance of equipment and fire protection systems, carrying out fire protection (except those referred to construction activity)***

Number: ***62MR #01-6565***
Date of issue: ***08.11.2001***
Date of expiry: ***08.11.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***surveying works while using natural resources***

Number: ***KRD 26617 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26616 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26615 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***UO-03-209-0662***
Date of issue: ***20.12.2001***
Date of expiry: ***25.12.2004***
The body that issued the license: ***Federal supervision of Russia for nuclear and radiation safety (Gosatomnadzor of Russia)***
Range of activity: ***use, transportation and storage of articles containing radioactive substances***

Number: ***GS-5-72-02-21-0-8602060555-000201-1***
Date of issue: ***11.01.2002***
Date of expiry: ***11.01.2005***
The body that issued the license: ***State Committee of the RF for Building and Municipal Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***51EK #04154***
Date of issue: ***11.12.2001***
Date of expiry: ***11.12.2004***
The body that issued the license: ***Rostov Administration of Gosgortekhnadzor the RF***
Range of activity: ***operation of hazardous production facilities***

Number: ***TYuKh 182440***
Date of issue: ***15.01.2002***
Date of expiry: ***15.01.2007***
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***designing of structures and buildings***

Number: ***62EK #03-6894***
Date of issue: ***07.02.2002***
Date of expiry: ***07.02.2005***
The body that issued the license: ***Tyumen Regional Administration of Gosgortekhnadzor RF***
Range of activity: ***operation of explosive and fire hazardous facilities and installations***

Number: ***62EK #10-2008***
Date of issue: ***07.02.2002***
Date of expiry: ***07.02.2007***
The body that issued the license: ***Tyumen Regional Administration of Gosgortekhnadzor RF***
Range of activity: ***operation of trunk pipeline transport***

Number: ***62EK #10-2004***
Date of issue: ***07.02.2002***
Date of expiry: ***07.02.2005***
The body that issued the license: ***Tyumensky Regional Administration of Gosgortekhnadzor RF***
Range of activity: ***operation of explosive and fire hazardous facilities and installations***

Number: ***90***
Date of issue: ***11.02.2002***
Date of expiry: ***11.02.2007***
The body that issued the license: ***Education and Science Department of Administration of Surgut***
Range of activity: ***educational activity on implementation of pre-school and primary education programs***

Number: ***173***
Date of issue: ***15.07.2002***
Date of expiry: ***26.05.2007***
The body that issued the license: ***Education and Science Department of KhMAO***
Range of activity: ***educational activities (TsPTO)***

Number: ***228***
Date of issue: ***02.08.2002***
Date of expiry: ***01.08.2007***
The body that issued the license: ***Education and Science Department of KhMAO***

Range of activity: ***educational activities (PU "SurgutASUneft"))***

Number: ***TYuG-00248k***
Date of issue: ***02.10.2002***
Date of expiry: ***02.10.2007***
The body that issued the license: ***Tyumen Territorial RF Gosgeonadzor Inspection***
Range of activity: ***Mapping activity***

Number: ***TYuG-00247g***
Date of issue: ***02.10.2002***
Date of expiry: ***02.10.2007***
The body that issued the license: ***Tyumen Territorial RF Gosgeonadzor Inspection***
Range of activity: ***Geodesy activity***

Number: ***1498/371***
Date of issue: ***22.07.1999***
Date of expiry: ***22.07.2004***
The body that issued the license: ***License Chamber of Krasnodarsky Krai***
Range of activities: ***pharmaceutical activity***

Number: ***2346***
Date of issue: ***31.08.2001***
Date of expiry: ***31.08.2004***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2360***
Date of issue: ***21.09.2001***
Date of expiry: ***21.09.2004***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2461***
Date of issue: ***28.12.2001***
Date of expiry: ***28.12.2004***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2367***
Date of issue: ***01.10.2001***
Date of expiry: ***01.10.2004***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***operation of filling stations***

Number: ***2486***
Date of issue: ***01.10.2001***
Date of expiry: ***01.02.2005***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2502***
Date of issue: ***08.02.2002***
Date of expiry: ***08.02.2005***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***20003809***
Date of issue: ***03.02.2003***
Date of expiry: ***02.02.2008***
The body that issued the license: ***Ministry of Energy of the Russian Federation***
Range of activity: ***main pipeline transportation of oil, gas and their respective derivatives***

Number: ***10003808***
Date of issue: ***03.02.2003***
Date of expiry: ***02.02.2008***
The body that issued the license: ***Ministry of Energy of the Russian Federation***
Range of activity: ***oil refining, gas processing and processing of their respective derivatives***

Number: ***30008347***
Date of issue: ***28.04.2003***
Date of expiry: ***27.04.2008***
The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***storing of oil, gas and their respective derivatives***

Number: ***60009102***
Date of issue: ***20.05.2003***
Date of expiry: ***19.05.2008***
The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***heating systems operation***

Number: ***50009101***
Date of issue: ***20.05.2003***
Date of expiry: ***19.05.2008***

The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***electric systems operation***

Number: ***00-EKh-001261 (Kh)***
Date of issue: ***04.06.2003***
Date of expiry: ***04.06.2008***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***operation of chemically hazardous production facilities***

Number: ***00-DE-001485 (DKN)***
Date of issue: ***23.07.2003***
Date of expiry: ***23.07.2008***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***examination of industrial safety***

Number: ***00-EN-001262 (DN)***
Date of issue: ***04.06.2003***
Date of expiry: ***04.06.2008***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of oil and gas producing facilities***

Number: ***00-EV-001550 (KMSKh)***
Date of issue: ***01.08.2003***
Date of expiry: ***01.08.2008***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of production dangerously explosive facilities***

Number: ***3/00074***
Date of issue: ***18.09.2003***
Date of expiry: ***18.09.2008***
The body that issued the license: ***Main Department of State Fire Protection Service of MChS of RF (Ministry of Emergencies)***
Range of activity: ***operation of fire hazardous facilities***

Number: ***2/04487***
Date of issue: ***18.09.2003***
Date of expiry: ***18.09.2008***
The body that issued the license: ***Main Department of State Fire Protection Service of MChS of RF (Ministry of Emergencies)***
Range of activity: ***mounting, adjustment, repairs and maintenance of equipment and fire protection systems of buildings and installations***

Number: ***PRD 01539***

Date of issue: ***30.09.2003***
Date of expiry: ***29.09.2008***
The body that issued the license: ***Ministry of Railways of Russia***
Range of activity: ***loading-unloading operations at railway transport***

Number: ***199***
Date of issue: ***14.11.2003***
Date of expiry: ***14.11.2008***
The body that issued the license: ***Medical Activity Licensing Commission of the Department of Health Care of Khanty-Mansiysky Autonomous District***
Range of activity: ***medical activity***

Number: ***27719***
Date of issue: ***05.09.2003***
Date of expiry: ***05.09.2008***
The body that issued the license: ***RF Ministry of Communication***
Range of activity: ***communication channels lease***

Number: ***217***
Date of issue: ***09.12.2003***
Date of expiry: ***09.12.2008***
The body that issued the license: ***Medical Activity Licensing Commission of the Department of Health Care of Khanty-Mansiysky Autonomous District***
Range of activity: ***medical activity***

Number: ***LSS-86-087232***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
The body that issued the license: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Commercial transportation of passengers by light motor-vehicles***

Number: ***ASS-86-086427***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
The body that issued the license: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Transportation of passengers by motor-vehicles, equipped to transport more than 8 persons***

Number: ***GSS-86-085336***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
The body that issued the license: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Transportation of cargoes by motor-vehicles with capacity of over 3.5 tons***

Number: ***227***
Date of issue: ***26.12.2003***
Date of expiry: ***26.12.2008***
The body that issued the license: ***Medical Activity Licensing Commission of the Department of Health Care of Khanty-Mansiysky Autonomous District***
Range of activity: ***medical activity***

Number: ***86***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/1***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Surgutneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/2***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Fedorovskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/3***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Bystrinskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/4***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***

Range of activity: ***execution by NGDU "Komsomolskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/5***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Lyantorneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/6***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Nizhnesortymskneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/7***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by Division of Intra-field Gathering and Utilization of Petroleum Gas of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/8***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by Prospecting Division of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/9***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by research institute "SurgutNIPIneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

3.2.10. The Issuer's joint activity

| The name of a Company (of a subsidiary) | The reason behind investment of capital | The amount of investment of capital (RUR thousand) | The effect | |
|---|---|---|---|---|
| | | | 2002 | QIV, 2003 |
| 1 | 2 | 3 | 4 | 5 |
| ***Limited Liability Company "Invest-Zaschita"*** | ***Ensuring the rights of shareholders of OJSC "Surgutneftegas". Deriving of profit*** | ***55,840*** | ***Ensuring the rights of shareholders of OJSC "Surgutneftegas". Deriving of profit*** | ***Ensuring the rights of shareholders of OJSC "Surgutneftegas". Deriving of profit*** |
| ***Limited Liability Company "Neft-Consulting"*** | ***Developing the region's securities market infrastructure. Deriving of profit*** | ***47.5*** | ***Developing the region's securities market infrastructure. Deriving of profit*** | ***Developing the region's securities market infrastructure. Deriving of profit*** |
| ***Limited Liability Company "Strakhovoye Obschestvo "Surgutneftegas"*** | ***OJSC "Surgutneftegas" assets insurance, receiving of profit*** | ***759,750*** | ***OJSC "Surgutneftegas" assets insurance*** | ***OJSC "Surgutneftegas" assets insurance*** |
| ***Limited Liability Company "Central Surgut Depositary"*** | ***Developing the region's securities market infrastructure. Deriving of profit*** | ***4,426.3*** | ***Developing the region's securities market infrastructure. Deriving of profit*** | ***Developing the region's securities market infrastructure. Deriving of profit*** |
| ***Closed Joint Stock company "Surgutneftegasbank"*** | ***Performing computing and cash payments as well as other bank transactions for OJSC "Surgutneftegas", receiving of profit*** | ***1,078,026.3*** | ***Conducting computing and cash payments as well as other bank transactions for OJSC "Surgutneftegas"*** | ***Conducting computing and cash payments as well as other bank transactions for OJSC "Surgutneftegas"*** |

***In the reporting quarter there are no joint activity contracts between the Company and other organizations.***

3.2.11. Additional requirements to be met by an issuer being a joint stock investment pool or an insurance organization

***The Company is neither a joint stock investment pool, nor an insurance organization.***

3.2.12. Additional requirements to be met by issuers, whose primary activity is mineral resources extraction

mln. tons

| The quantity of fields | Petroleum reserves registered by All-Union Geological Fund | | | | Oil production since the commencement of development | Recoverable reserves of dissolved gas | | Dissolved gas extraction since the commencement of development | Recoverable gas reserves of gas-cap | | Cumulative gas extraction out of gas-cap | Recoverable reserves of condensate | | Cumulative condensate production |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Oil in place reserves | | Recoverable | | | A+B+C1 | C2 | | A+B+C1 | C2 | | A+B+C1 | C2 | |
| | A+B+C1 | C2 | A+B+C1 | C2 | | | | | | | | | | |
| ***Fields under development*** | | | | | | | | | | | | | | |
| ***34*** | ***6,929.34*** | ***1,801.22*** | ***2,126.03*** | ***269.84*** | ***1,222.40*** | ***131.19*** | ***15.60*** | ***81.65*** | ***522.17*** | ***17.63*** | ***148.38*** | ***8.55*** | ***0.48*** | ***1.21*** |

| The quantity of fields | Petroleum reserves registered by All-Union Geological Fund | | | | Oil production since the commenc. of development | Recoverable reserves of dissolved gas | | Dissolved gas extraction since the commenc. of development | Recoverable gas reserves out of gas-cap | | Cumulative gas extraction of gas-cap | Recoverable reserves of condensate | | Cumulative condensate production |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Oil in place reserves | | Recoverable | | | A+B+C1 | C2 | | A+B+C1 | C2 | | A+B+C1 | C2 | |
| | A+B+C1 | C2 | A+B+C1 | C2 | | | | | | | | | | |
| ***Fields which have not been brought into development*** | | | | | | | | | | | | | | |
| ***33*** | ***495.773*** | ***1,046.85*** | ***118.101*** | ***225.613*** | ***0*** | ***5.793*** | ***13.035*** | ***0*** | ***0.303*** | ***0.001*** | ***0*** | ***6.704*** | ***0.054*** | ***3.767*** |
| ***TOTAL: 67*** | ***7,425.1*** | ***2,848.1*** | ***2,244.1*** | ***495.5*** | ***1,222.4*** | ***137.0*** | ***28.6*** | ***81.7*** | ***522.5*** | ***17.6*** | ***148.4*** | ***15.26*** | ***0.532*** | ***4.978*** |

***Item 3.2.9. includes information on licenses.***

***Rule No. 3314-1 of the Supreme Council of the RF "On Procedure for Putting into Execution Statute on Procedure for Licensing Subsurface Use" dated 15 July, 1992 and Law No. 2395-1of the RF "On Subsurface" dated 21 February, 1992 govern the process of license grant and renewal.***

***Given considerable gas reserves and gas extraction, the Company seeks to increase the earning capacity of the sector through a complete production chain encompassing gas extraction and refining. To that end, in January of 2002 OJSC "Surgutneftgas" founded Gas Processing Division.***

***The Company pays all sorts of taxes and effects all kinds of payments stipulated by the Laws of the Russian Federation and by Legal Acts of the Khanty-Mansiysky Autonomous Okrug based on the laws of the Russian Federation and will continue to do so within established periods.***

***"KINEF" Ltd. located in the city of Kirishi represents the sector of oil refining and petrochemistry.***

***The company's marketing network comprises five enterprises which are located in the north-west of Russia and dominate the region's fuel markets. The following are the enterprises:***

***Liability Company "Kaliningradnefteprodukt", Limited Liability Company Marketing Association "Tvernefteprodukt", Limited Liability Company Marketing Association "Pskovnefteprodukt", Limited Liability Company "Novgorodnefteprodukt", Open Joint Stock Company "Lennefteprodukt".***

## 3.4. Plans for the Issuer's future activity

***OJSC "Surgutneftegas" has made arrangements to further develop in 2004 the entire scope of its activity: oil and gas production, refining and processing, oil products marketing. This year targets in terms of oil and gas production are 57 mln. tons and 13.9 bcm correspondingly. To enlarge the resource base, the company will continue exploration work at its licensed areas.***
***On refining side, the Company will continue with reequipment of the Company's refinery Limited Liability Company "Production Association "Kirishinefteorgsintez", and carrying out the mazut hydrocracking complex construction project, specifically the construction of the third phase of the gas processing unit which, when put into operation, will boost the annual productive capacity by 6-7 bcm.***

## 3.5. The Issuer's share in industrial, bank, financial groups, holdings, groups of companies and associations.

The organization's full name: ***Association "Information and Cooperation council of the Fuel and Energy Complex"***
The Issuer's position and functions in the organization: ***Member of the Association***

## 3.6. The Issuer's subsidiaries and in-house economic companies.

| No. | Full and abbreviated firm name, location | Reasons why a company is recognized as a subsidiary or an in-house company of OJSC "Surgutneftegas" | OJSC "Surgutneftegas" share in the charter capital of a subsidiary or an in-house company (subsidiary's or in-house company's ordinary stock share owned by OJSC "Surgutneftegas" | Subsidiary's (in-house company's) share in the charter capital of OJSC "Surgutneftegas" (OJSC "Surgutneftegas" ordinary stock share owned by a subsidiary or an in-house company) | The Company's basic activity | The significance of a company for activities of OJSC "Surgutneftegas" |
|---|---|---|---|---|---|---|
| 1. | *Limited Liability Company "Invest-Zaschita" LLC "Invest-Zaschita" Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut* | *OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes* | *87.2%* | *0.09%* | *- brokerage activity;<br>- dealer activity;<br>- administration of securities;<br>- consulting about securities trading* | *Assistance in ensuring rights of OJSC "Surgutneftegas" shareholders. Deriving of profit* |
| 2. | *Limited Liability Company "Investsibirstroy" LLC "Investsibirstroy" Location: Russian Federation, Tyumenskaya Oblast, Surgut* | *OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes* | *100%* | | *- construction and repairs of trunk pipelines through which oil, gas, and water are transported<br>- housing and recreation facilities construction* | *Boosting construction potential of OJSC "Surgutneftegas"* |
| 3. | *Closed Joint Stock Company "Surgutneftestroy" CJSC "Surgutneftestroy" Location: RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut* | *OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes* | *100% (100%)* | | *- getting prime contractor and a contractor to perform construction and assembly work* | *Boosting construction potential of OJSC "Surgutneftegas"* |
| 4. | *Limited Liability Company "Neft-Konsalting" LLC "Neft-Konsalting" Location: RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut* | *OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes* | *95%* | | *- brokerage activity;<br>- dealer activity;<br>- administration of securities;<br>- consulting about securities trading* | *Developing the region's securities market infrastructure. Deriving of profit* |
| 5. | *Limited Liability Company* | *OJSC "Surgutneftegas"* | *99.9.%* | | *- involvement in types* | *Insuring OJSC* |

| | | | | | | |
|---|---|---|---|---|---|---|
| | *"Strakhovoye Obschestvo "Surgutneftegas"<br>LLC "Strakhovoye Obschestvo "Surgutneftegas"<br>Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut* | *is entitled to directly dispose of over 50% of total number of votes* | | | *of insurance;<br>- reinsurance;<br>- providing information and consulting services on insurance activity* | *"Surgutneftegas" assets* |
| *6.* | *Limited Liability Company "Central Surgut Depositary"<br>LLC "Central surgut Depositary"<br>Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut* | *OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes* | *63.2%* | *0.04% (0.04%)* | *- depositary activity* | *Developing the region's securities market infrastructure. Deriving of profit* |
| *7.* | *Closed Joint Stock Company "Surgutneftegasbank"<br>CJSC "SNGB"<br>Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut* | *OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes* | *91.5% (93.4%)* | | *- conducting bank transactions* | *Conducting settlement operations, cash payments and other bank transactions for OJSC "Surgutneftegas"* |
| *8.* | *Limited Liability Company "Kaliningradnefteprodukt"<br>LLC "Kaliningradnefteprodukt"<br>Location: RF, Kaliningrad* | *OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes* | *100%* | | *- purchase, storage, and marketing of oil products* | *Marketing of oil products of OJSC "Surgutneftegas" group* |
| *9.* | *Limited Liability Company "Production Association "Kirishinefteorgsintez"<br>LLC "KINEF"<br>Location: RF, Leningradskaya oblast, Kirishi* | *OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes* | *99.9%* | | *- oilstock refining, manufacturing and marketing of oil products:<br>- automobile gasoline, diesel fuel and fuel oil, petroleum asphalt, aromatic hydrocarbons and* | *Refining of oil supplied by OJSC "Surgutneftegas"* |

| | | | | | | |
|---|---|---|---|---|---|---|
| | | | | | other products of refining and petrochemistry. | |
| 10. | Limited Liability Company "Leasing Production" LLC "Leasing Production" Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug – Yugra, Surgut | OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes | 93.09% | | - agency business, marketing, consulting services | Seeking to increase the capitalization of OJSC "Surgutneftegas" and to protect shareholders' rights |
| 11. | Limited Liability Company Marketing Association "Tvernefteprodukt" LLC "MA"Tvernefteprodukt" Location: RF, Tver | OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes | 100% | | - purchase, storage, and marketing of oil products | Marketing of oil products of OJSC "Surgutneftegas" group |
| 12. | Limited Liability Company "Novgorodnefteprodukt" LLC "Novgorodnefteprodukt" Location: RF, Novgorod | OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes | 100% | | - purchase, storage, and marketing of oil products | Marketing of oil products of OJSC "Surgutneftegas" group |
| 13. | Limited Liability Company Marketing Association "Pskovnefteprodukt" LLC "Pskovnefteprodukt" Location: RF, Pskov | OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes | 100% | | - purchase, storage, and marketing of oil products | Marketing of oil products of OJSC "Surgutneftegas" group |
| 14. | Limited Liability Company "Surgutneftegasburenie" Location: Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut | OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes | 100% | | - construction of oil/gas development and injection wells | Boosting construction potential of OJSC "Surgutneftegas" |
| 15. | Open Joint Stock Company "Sovkhoz "Chervishevsky" OJSC "Sovkhoz "Chervishevsky" Location: Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo | OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes | 99.9% (99.9%) | | - grain and vegetables growing; dairy, flour, feed-concentrates, bakery products, pastry, pasta, sausage goods, fruit jam production; meat supply; cattle keeping; woodwork | Supplying the workforce of OJSC "Surgutneftegas" with products of agricultural industry |
| 16. | Limited Liability Company | OJSC "Surgutneftegas" | 100% | | - wooden | Manufacturing |

| | | | | | | |
|---|---|---|---|---|---|---|
| | *"Surgutmebel"*<br>*LLC "Surgutmebel"*<br>*Location:*<br>*Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut District, p. Barsovo* | *is entitled to directly dispose of over 50% of total number of votes* | | | *construction materials* | *construction materials, components, and assemblies for the needs of OJSC "Surgutneftegas"* |
| *17.* | *Open Joint Stock Company "Surgutpolimer"*<br>*OJSC "Surgutpolimer"*<br>*Location: Russian Federation, Khanty-Mansiysky Autonomous Okrug, surgut* | *OJSC "Surgutneftegas" is entitled to directly dispose of over 20% of total number of votes* | *30%*<br>*(30%)* | | *Being liquidated* | *Being liquidated* |

### 3.7. The constitution, structure, and cost of the Issuer's fixed assets; information on plans to purchase, replace, and dispose of fixed assets, as well as on all facts of encumbrance of the Issuer's fixed assets.

3.7.1. Fixed assets

The date of reapprisal: ***as of 01.01.2002***

RUR '000

| FIXED ASSETS | Historical (replacement) cost | Written down (net of depreciation) value prior to reapprisal | Full value after reapprisal | Written down (net of depreciation) value prior to reapprisal |
|---|---|---|---|---|
| Plots of land and objects of nature management | ***3,514*** | ***3,514*** | ***3,514*** | ***3,514*** |
| Buildings | ***11,547,494*** | ***6,292,538*** | ***23,785,735*** | ***9,250,122*** |
| Plant | ***97,170,791*** | ***52,950,959*** | ***374,255,034*** | ***145,545,424*** |
| Machinery and equipment | ***40,259,633*** | ***29,021,796*** | ***89,550,917*** | ***46,280,273*** |
| Transport vehicles | ***9,863,291*** | ***7,110,110*** | ***18,833,703*** | ***9,733,333*** |
| Production and economic fittings | ***811,055*** | ***702,706*** | ***1,774,808*** | ***1,765,876*** |
| Perennial growing stock | ***21*** | ***18*** | ***60*** | ***45*** |
| Other types of fixed assets | ***5,643,367*** | ***4,889,467*** | ***7,578,103*** | ***5,726,087*** |
| TOTAL | ***165,299,166*** | ***100,971,108*** | ***515,781,874*** | ***218,304,674*** |

The method of reapprisal of fixed assets.
***The reapprisal of fixed assets is based on the market value of correspondent fixed assets.***

Data on plans to purchase, replace, and dispose of fixed assets, the cost of which constitutes 10 and more per cent of the cost of the Company's fixed assets, and other fixed assets.
***In the reporting quarter there are no plans to purchase, replace, and dispose of fixed assets, the cost of which constitutes 10 and more per cent of the cost of the Company's fixed assets, and other fixed assets.***

Data on all facts of encumbrance of the Company's fixed assets.
***There are no encumbered fixed assets.***

3.7.2. The cost of the Issuer's real property.
***The quarterly report doesn't include the information.***

## 4. Information on the Issuer's financial and economic activities

### 4.1. Results of the Issuer's financial and economic activities.

***The quarterly report doesn't include the information***

### 4.2. The Issuer's liquidity position

***The quarterly report doesn't include the information***

### 4.3. The size, structure, and sufficiency of the Issuer's capital and current assets

4.3.1. The size and structure of the Issuer's capital and current assets:

1. The size of the charter capital: ***RUR 43,427,993,940 that accords with the Company's registered Charter.***
2. The total value of the Issuer's shares reacquired by the Issuer for further resale (transfer): ***there are no such shares.***
3. The fraction of the above mentioned shares out of the Issuer's placed shares: ***0%.***
4. The size of the reserve capital accumulated on the basis of deductions from the Issuer's profit: ***RUR 6,514,198,000***
5. The size of the Issuer's additional capital representing the increment of value of net assets and the sum of difference between the selling price and the face value of the Company's shares due to sale of shares at the price being higher than the face value. The increment of value is elicited on the basis of reapprisal results: ***see item 8.10.***
6. The size of the Issuer's undistributed net profits: ***see Item 8.10.***
7. The size of funds for special-purpose funding: ***see Item 8.10.***
8. The total amount of capital: ***see item 8.10.***
9. The size of the Issuer' current assets: ***see Item 8.10.***

The Issuer's current assets financing sources (owner's sources, borrowing, and loans).

***The owner's funds are the Company's current assets financing sources.***

The analysis of the change in the mentioned items on the size and structure of the Issuer's capital and current assets that is added with the evidence of significance the mentioned changes have, in the opinion of the Issuer's administrative bodies, for sufficiency of the Issuer's capital and current assets, and also with factors and reasons which, in the opinion of the Issuer's administrative bodies, are behind this change.

***see Item 8.10.***

There should be a description of the current assets financing policy adopted by the Issuer, factors which might cause changes in the current assets financing policy, and estimated probability of such factors occurrence.
***see Item 3.2.6.***

4.3.2. The Issuer's capital and current assets sufficiency

| Item | QIII 2003 | QIV 2003 |
|---|---|---|
| *The size of operating expenses ('000 RUR)* | ***47,628,818*** | ***see Item 8.10*** |
| *Average daily operating expenses ('000 RUR daily)* | ***517,704.5*** | ***see Item 8.10*** |
| *Short-term liabilities ('000 RUR)* | ***29,572,616*** | ***see Item 8.10*** |
| *Owned capital and reserves ('000 RUR)* | ***489,366,462*** | ***see Item 8.10*** |
| *Owned capital sufficiency* | ***There is enough of capital and reserves to meet the sum of short-term liabilities and operating expenses*** | ***see Item 8.10*** |
| *Current assets* | ***193,895,694*** | ***see Item 8.10*** |
| *Current assets efficiency to meet current operating expenses ('000 RUR)* | ***There is enough of current assets to meet current operating assets*** | ***see Item 8.10*** |

4.3.3. Cash funds

Demand: ***As of Q1 2004, the Company's demand for cash funds amounts to RUR 53,043,835 thousand; throughout 2004, the total demand for cash funds amounts to RUR 206,893,477 thousand.***
Sources: ***Sources to meet the demand in cash funds:***
***- proceeds from principal products sales, from other sales;***
***- receipt of funds generated by investment and financial activity.***
Accounts attached: ***There is no balance of bank accounts attached.***
Information on the Issuer's accounts payable accumulated on a bank's file: ***There are no accounts payable of the Company have been accumulated on a bank's file.***

4.3.4. The Issuer's financial investments.
***see Item 8.10.***

4.3.5. The Issuer's intangible assets.

*see Item 8.10.*

**4.4. Data on the Issuer's philosophy and expenditures for scientific-and-technological development, advanced designs, research work, as well as in relation to licenses and patents.**

OJSC "Surgutneftegas" research and development (R&D) activity.

***In 2003, "SurgutNIPIneft" research engineers were performing 64 research projects.***

***Methods of economic assessment of project designs are enhanced on a constant basis with economic environment and tax law taken into account.***

***The introduction of laboratory equipment in the cities of Surgut and Tymen, the quest for a larger accrediting area and new research methods, the mastering of advanced software tools are in progress.***

***Much work has been under way on the method, software, and administrative support for the integrated geological-geophysical data bank, on the preparation of long-term stimulation of formation plans, on the economic-feasibility study for a higher productive rate due to various methods, on the streamlining of fields design and development strategies on the basis of mathematical models of fluid flow in the reservoir, while the models take into consideration all the known features of formation geological structures, production methods, and development system implementation.***

***Moreover, much work has been under way on advanced training of scientific personnel.***

***Currently 9 graduands and 11 post-graduate students are writing doctoral theses. The research engineers are regular participants of sessions on wells research and scientific-and-feasible conferences. Besides, they contribute to various scientific and technical publications, the total number of scientific articles and papers amount to 46.***

The efficiency of completed R&D
***see Item 8.10.***

OJSC "Surgutneftegas" rationalization, inventive, and patent activity.

***In 2003 2,721 authors were participating in inventive activity, 1,963 innovation proposals were introduced.***

OJSC "Surgutneftegas" rationalization activity

| | The year of 2003 |
|---|---|
| *The number of authors* | *2,721* |
| *The number of proposals* | *1,963* |

***In 2003 the Company redoubled its efforts to keep record of and to form intangible assets. That resulted in a document titled "Normative Act on the Formation, Use, and Legal Protection of OJSC "Surgutneftegas" Intellectual Activity".***

*Thereafter the Company executed and sent Rospatent's Federal Institute of Industrial Property 23 applications, including 4 for an invention, 13 for a useful model, 6 software tools and data base.*

*In 2003, the Company received 9 documents of title, including 4 patents for useful models, 5 data base official registration certificates, and 6 resolutions to issue documents of title, including 2 patents for an invention, 4 patents for useful models.*

*In the time being, Rospatent is considering 2 claims for an invention, 5 claims for useful models, and 1 application for data base official registration.*

Information on claims being considered by Rospatent

| Object covered by document of title | Sent to Rospatent | | | |
|---|---|---|---|---|
| | 2001 | 2002 | 2003 | Total |
| Innovation | 1 | 3 | 2 | 6 |
| Useful model | - | - | 5 | 5 |
| Data base | - | - | 1 | 1 |
| Total | 1 | 3 | 8 | 12 |

*In 2003, an inventory check of all intellectual property objects kept on the balance of the Company's structural units was performed to find out how many of them were in use.*

## 4.5. Analysis of trends in the oil business.

*In recent years the Russian oil industry trends have been considerably determined by a strong growth of world demand for hydrocarbons. Since 1999 world market conditions have been improving and thus have let oil companies increase production through capital investments in reserve development and a greater number of fields and licenses acquired through purchase of oil producing assets. Besides, the application of advanced technologies making it possible to increase the efficiency of reservoir development as far as a rate of growth, lower operating expenses, and a higher oil recovery factors are concerned, promoted the overall production growth of the industry. Throughout the period from 1999 to 2003 the aggregate oil production growth amounted to 38%.*

*During the mentioned period the Company enjoyed a 44% increase in oil production, this is higher than an average growth in the industry. The steady growth was due to lavish capital investments in the development of old and new fields, comprehensive application of advanced technologies allowing for a higher oil recovery factor at the Company's oil fields.*

*The Company's strategy for oil production involves a long-term exploitation of oil fields; this makes it possible to minimize risks associated with a prospective slump in oil production and a sharp increase in capital and operational costs required to sustain the potential of the fields.*

*Thus, the major factors, which will influence the Company's activity, are:*

- *oil prices at domestic and international markets;*
- *enhancement of export capacities for oil transport;*
- *probability that additional taxes will be imposed on oil companies.*

*The industry growth trend went on to gather momentum in the forth quarter of 2003. The oil production totaled to 110.32 mln tons, a 10% increase as compared with the same period of 2002.*

*In October-December of 2003 oil supply to Russian refineries increased by 29% as compared with the same period of the previous year to 55.83 mln tons. During that period the initial refining by Russian refineries totaled 48.46 mln tons, a 1.4% increase as compared with the same period of the previous year.*

*In the fourth quarter of 2003 overall gas production in Russia increased by 1.6% to 163.3 bcm as compared with the same period of the previous year, the increase was attributed to the boost in gas extraction by oil companies.*

*During the same period the Company's oil and gas production rose by 9% and 3% correspondingly to 14.1 mln tons and 3.62 bcm accordingly. The company's share in overall oil and gas production constituted 13% and 2% correspondingly.*

## 5. Detailed information on persons being members of the Issuer's management body, agency supervising its financial and economic activities, and summary on its stuff (employees).

### 5.1. Information on structure and competence of the Issuer's management body.

*The general shareholders' meeting is the supreme administrative body of the Company.*

*The Board of Directors carries out the general management of the Company's activities and has the right to make decisions on any matters concerning the Company's activities but those, which are related to the competence of the general shareholders' meeting according to the Company's Charter. The members of the Board of Directors are elected by the annual shareholders' meeting in accordance with the order provided for by the Company's Charter for a term till the next annual general shareholders' meeting. The members of the Board of Directors can be re-elected an unlimited number of times.*

*Director General is the individual executive body of the Company and manages the Company's current activities in the order and within the limits of competence determined by the Company's Charter as well as in accordance with the resolutions of the Board of Directors and the general shareholders' meeting. The Company's Board of Directors appoints Director General of the Company for a five-year period. At expiration of Director General's term of office, the Board of Directors can appoint this person for the same period an unlimited number of times.*

*Director General reports to the Board of Directors and the Company's general meeting of shareholders.*

*The powers of the Company's administrative bodies are determined by the Company's Charter.*

*The competence of the general shareholders' (participants') meeting in compliance with the Company's Charter (constituent documents):*

*The competence of the general shareholders' meeting includes the following issues the resolutions on which are adopted if shareholders-owners of over 50% of the Company's voting shares taking part in the general shareholders' meeting have voted for it, except as otherwise provided by the Company's Charter:*

1) *to amend the Company's Charter or to approve the Company's Charter in a new wording excluding cases stipulated by the Federal Law "On Joint Stock Companies" and the Company's Charter;*
2) *to decrease charter capital through reduction of par value of shares, acquisition of a portion of shares by the Company to reduce their total amount or to redeem shares partly paid and through redemption of shares acquired or repurchased by the Company;*
3) *to approve the Company's annual reports and annual accounting statements, including profit and loss accounts of the Company and its profit and loss distribution;*
4) *to adopt a resolution to pay annual dividends, to approve the dividend size and the form of its payment on shares of each category (type). A resolution is adopted on the Board of Directors' recommendation. The annual dividend size can not exceed the size recommended by the Board of Directors;*
5) *to elect members to the Company's Auditing Commission and to terminate their powers ahead of schedule, to approve the Company's Auditing Commission Provisions;*
6) *to adopt resolutions to restructure the Company;*
7) *to adopt resolutions to liquidate the Company, to appoint the liquidation committee and approve the interim and final liquidation balance sheets;*
8) *to determine the quantity of the Company's Board of Directors, to elect members to the Board of Directors and terminate their powers ahead of schedule;*
9) *to determine the amount of declared shares, their par value, their category (type) and rights granted by these shares;*
10) *to approve the Company's auditor;*
11) *the procedure of general shareholders' meeting;*
12) *to establish the counting committee;*
13) *to determine the procedure following which the Company provides information (materials) being subject to presentation to shareholders while preparing for the general shareholders' meeting, including choice of a press agency in case of announcement publication;*
14) *share split and share consolidation;*

*15) according to the Federal Law "On Joint Stock Companies", to adopt a resolution that the Company approves deals in case the Company is an interested party in carrying out the deal, excluding deals carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided for by the Company's Charter;*

*16) to adopt resolutions to approve large-scale deals by the Company, in accordance with Item 3 of Article 79 of the Federal Law "On Joint Stock Companies";*

*17) to increase the Company's charter capital through placement of additional ordinary shares through public subscription if the quantity of the ordinary shares additionally placed amounts to more than 25% of the ordinary shares earlier placed by the Company;*

*18) to increase the Company's charter capital through placement of additional shares through private subscription;*

*19) to place through private subscription issuing securities convertible into shares. To place through open subscription convertible issuing securities which can be converted into ordinary shares amounting to more than 25% of the ordinary shares earlier placed by the Company;*

*20) to increase the Company's charter capital through increase in par value of shares;*

*21) to make a decision to participate in holding companies, financial and industrial groups, associations and other unions of profit-making organizations;*

*22) to approve in-house documents governing the activities of the Company's bodies;*

*23) other issues provided for by the law of the Russian Federation currently in force.*

*Issues included in the competence of the general shareholders' meeting cannot be submitted to the Board of Directors and Director General of the Company.*

*The competence of the Board of Directors (Supervisory Board) according to the Company's Charter (constituent documents):*
*The competence of the Board of Directors includes the following issues:*

*1) to submit issues stipulated by the Company's Charter to the general shareholders' meeting for adopting a resolution;*
*2) to recommend the size of dividends paid to shareholders and the procedure of dividend payment;*
*3) to determine priority lines of the Company's activity;*
*4) to convene the annual and extraordinary general shareholders' meetings of the Company;*
*5) to adopt the general shareholders' meeting agenda;*
*6) to fix the date for making out the list of persons having the right to participate in the general shareholders' meeting, the date, the venue and the time of the general shareholders' meeting, informing shareholders of holding*

*the meeting, of the list of materials (information) to be presented to shareholders upon preparation for the general shareholders' meeting, of the form and the text of a ballot paper;*

*7) to preliminary approve the Company's annual reports, balance sheets, profit and loss accounts;*

*8) to increase the Company's charter capital through placement by the Company:*

*- additional ordinary shares through public subscription within the quantity and the category (type) of declared shares if the quantity of the ordinary shares additionally placed amounts to 25% or less of the ordinary shares earlier placed by the Company;*

*- additional preferred shares through public subscription;*

*- additional shares at the expense of the Company's property;*

*9) to approve the report on the results of issue and purchase of the Company's shares by the Company;*

*10) to amend the Company's Charter brought about by the Company's charter capital increase due to increase in par value of shares;*

*11) to amend the Company's Charter brought about by the Company's charter capital increase due to the placement of additional shares;*

*12) the placement by the Company:*

*- bonds and other issuing securities convertible into shares if the stated bonds (other issuing securities) are placed through public placement and can be converted into the Company's ordinary shares amounting to 25% or less of the ordinary shares earlier placed;*

*- bonds and other issuing securities if they are not convertible into the Company's shares under the placement terms;*

*13) to determine the market value of the Company's property;*

*14) to purchase and buy back shares, bonds and other securities placed by the Company in cases stipulated by the Company's Charter;*

*15) to manage shares purchased and bought back by the Company and the shares made available for the Company due to the fact that buyers have not fulfilled their obligations to pay for them;*

*16) to elect the Chairman of the Board of Directors and the Deputy Chairman of the Board of Directors out of the members of the Board of Directors;*

*17) to appoint Director General of the Company, to determine the rate of bonuses and compensations paid to him;*

*18) to recommend the rate of bonuses and compensations paid to the members of the Company's Auditing Commission and to determine the amount of auditor's service payment;*

*19) to determine how the Company's reserve, purpose-oriented and other funds should be employed;*

*20) to approve the Company's in-house documents excluding those in-house documents which should be approved by the general shareholders' meeting in conformity with the Federal Law "On Joint Stock Companies" and other in-house documents of the Company which should be approved by Director General of the Company according to the present Charter;*

*21) to establish branches and to open representative offices of the Company;*
*22) to amend the Company's Charter brought about by newly established branches and representative offices and their liquidation;*
*23) to adopt resolutions to approve large-scale deals by the Company, in accordance with the Federal Law "On Joint Stock Companies";*
*24) according to the Federal Law "On Joint Stock Companies", to adopt a resolution that the Company approves deals in case the Company is an interested party in carrying out the deal, excluding deals carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided for by the Company's Charter;*
*25) to adopt a resolution to sign a contract establishing relations of the parent and subsidiary company between Open Joint Stock Company "Surgutneftegas" and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas";*
*26) to approve the Company's registrar, to approve and to cancel an agreement with the Company's registrar;*
*27) other issues stipulated by the law of the Russian Federation.*

*The competence of the individual and collegiate executive bodies of the Issuer in compliance with the Charter (constituent documents):*
*The competence of Director General of the Company includes the following:*

*1. to implement resolutions of the general shareholders' meeting and of the Company's Board of Directors;*
*2. to issue orders, instructions, directions and other acts concerning the Company's activities; all the Company's employees are obliged to carry them out;*
*3. within the rights granted to him, to take all necessary actions to exercise legal powers to possess, use and dispose of the Company's property including signing contracts on acquisition and alienation of the Company's property; signing loan and credit agreements; besides, due to the fact that on the date of the general shareholders' meeting of the Company it is impossible to determine transactions being subject to carrying out to continue business relations between the Company and OJSC "NK "Surgutneftegas" in which Director General of the Company might be interested in the future, to decide that transactions of the abovementioned nature including agreements on borrowings as well as transactions on direct or indirect acquisition or alienation of property by the Company including shares up to the limit of 10% of the book value of Company's assets as of the date when the resolution on closing such transactions is adopted, can be carried out by Director General independently;*
*4. to represent on behalf of the Company in relations with any Russian or foreign legal and natural persons, to sign contracts and treaties on the territory of the Russian Federation and abroad, to carry out other transactions on behalf of the Company including signing contracts on acquisition of property the cost of which amounts up to 25% of the book*

*value of the Company's assets according to the Company's accounting statements as of the last reporting date, to employ the Company's reserve, purpose-oriented and other funds in compliance with the directions of the Company's Board of Directors, to give letters of attorney to carry out transactions, to open settlement accounts and other accounts with banks and other organizations and institutions;*

*5. to deal with issues concerning investments to develop enterprises and organizations;*

*6. to approve and change the Company's structure, to establish and terminate activities of the Company's structural units, to approve the provisions on the Company's structural units;*

*7. to approve the manning table, the maintenance budget, the amount and the type of remuneration of labour paid to the Company's employees, Labour Internal Regulations and duty regulations for all categories of the Company's employees;*

*8. to employ, appoint, dismiss, and discharge the Company's employees, heads of structural units, to determine their salaries and bonuses, to take rewarding and punishment measures in regard of the Company's employees, to take decisions on making them materially responsible, to sign labour treaties (contracts) with the employees on behalf of the Company;*

*9. to tackle the issues related to the social development of the Company and its subsidiaries;*

*10. to make decisions on raising claims and suing on behalf of the Company against legal and natural persons both in the Russian Federation and abroad according to the law.*

*Director General of the Company also has the right to take decisions on any issues concerning management of current activities of the Company and its subsidiaries, which are not included in the competence of the general shareholders' meeting and the Company's Board of Directors. Director General independently takes all the decisions on matters falling within his competence.*

*For a period of his absence and under any other circumstances Director General has the right to appoint any of the Company's officials as acting Director General.*

## 5.2. Information on persons being members of the Issuer's management body.

Board of Directors (Supervisory Board)

Chairman:
Name: ***Usoltsev Alexander Viktorovich***
Date of birth: ***1938***
Education: ***Higher professional education***
Positions within last 5 years:
Period: -
Company: ***no***

Position: ***Does not hold a post***

Share in the Issuer's charter capital: ***0.008%***
Share of the Issuer's common stock: ***0.009%***
Shares in the Issuer's subsidiary/subordinated companies:
***no shares***

Nature of kinship (if any): ***No***

Members of the Board of Directors:
Name: ***Ananiev Sergei Alexeevich***
Date of birth: ***1959***
Education: ***Higher professional education***
Positions within last 5 years:
Period: - ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Fedorovskneft"***

Share in the Issuer's charter capital: ***0.004%***
Share of the Issuer's common stock: ***0.005%***
Shares in the Issuer's subsidiary/subordinated companies:
***no shares***

Nature of kinship (if any): ***No***

Name: ***Anziryaev Yury Nikolaevich***
Date of birth: ***1951***
Education: ***Higher professional education***
Positions within last 5 years:
Period: - ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Lyantorneft"***

Share in the Issuer's charter capital: ***0.01%***
Share of the Issuer's common stock: ***0.007%***
Shares in the Issuer's subsidiary/subordinated companies:
***no shares***

Nature of kinship (if any): ***No***

Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***
Education: ***Higher professional education***
Positions within last 5 years:
Period: - ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***

Position: ***Director General***
Period: ***1999 – 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***President***

Period: ***1999 – present***
Company: ***Non-State Pension Fund "Surgutneftegas"***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3%***
Share of the Issuer's common stock: ***0.3%***
Shares in the Issuer's subsidiary/subordinated companies:
***no shares***

Nature of kinship (if any): ***No***

Name: ***Bulanov AlexanderNikolaevich***
Date of birth: ***1959***
Education: ***Higher professional education***
Positions within last 5 years:
Period: - ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Surgutneft"***

Share in the Issuer's charter capital: ***0.0005%***
Share of the Issuer's common stock: ***0.0002%***
Shares in the Issuer's subsidiary/subordinated companies:
***no shares***

Nature of kinship (if any): ***No***

Name: ***Matveev Nikolai Ivanovich***
Date of birth: ***1942***
Education: ***Higher professional education***
Positions within last 5 years:
Period: - ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief engineer – First Deputy Director General***

Share in the Issuer's charter capital: ***0.01%***
Share of the Issuer's common stock: ***0.01%***
Shares in the Issuer's subsidiary/subordinated companies:
***no shares***

Nature of kinship (if any): ***No***

Name: ***Medvedev Nikolai Yakovlevich***
Date of birth: ***1943***
Education: ***Higher professional education***
Positions within last 5 years:
Period: - ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief geologist – Deputy Director General***

Period: - ***1999 - 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***Chief geologist***

Share in the Issuer's charter capital: ***0.03%***
Share of the Issuer's common stock: ***0.04%***
Shares in the Issuer's subsidiary/subordinated companies:
***no shares***

Nature of kinship (if any): ***No***

Name: ***Mugu Baizet Yunusovich***
Date of birth: ***1953***
Education: ***Higher professional education***
Positions within last 5 years:
Period: - ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Komsomolskneft"***

Share in the Issuer's charter capital: ***0.003%***
Share of the Issuer's common stock: ***0.003%***
Shares in the Issuer's subsidiary/subordinated companies:
***no shares***

Nature of kinship (if any): ***No***

Name: ***Fedorov Sergei Anatolievich***
Date of birth: ***1956***
Education: ***Higher professional education***
Positions within last 5 years:
Period: - ***1999 - 2000***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***Securities Department Director***

Period: - ***2000 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Director General on Securities***

Period: - ***2001 - 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***Vice-President on Securities***
Share in the Issuer's charter capital: ***0.0005%***
Share of the Issuer's common stock: ***0.0001%***
Shares in the Issuer's subsidiary/subordinated companies:
***no shares***

Nature of kinship (if any): ***No***

Executive body:
Single executive body (the data are the same when authority is delegated to the executive manager):

Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***
Education: ***Higher professional education***
Positions within last 5 years:
Period: - ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Director General***

Period: - ***1999 - 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***President***

Period: - ***1999 - present***
Company: ***Non-State Pension Fund "Surgutneftegas"***
Position: ***fund President***

Share in the Issuer's charter capital: ***0.3%***
Share of the Issuer's common stock: ***0.3%***
Shares in the Issuer's subsidiary/subordinated companies:
***no shares***

Nature of kinship (if any): ***No***

## 5.3. Data on remuneration, incentives and/or compensation for expenses for each management body of the Issuer.

Remuneration paid to members of the Issuer's Board of Directors in 2003 (RUR): ***19,625,000***
Total (RUR): ***19,625,000***

**5.4. Data on the structure and competence of the control authorities supervising the Issuer's financial and economic activities.**

*The Company's Auditing Commission is established to supervise the Company's financial and economic activities. The Company's Auditing Commission consists of three members elected by the general shareholders' meeting out of shareholders or their proxies. Shares owned by members of the Board of Directors and the Company's Director General cannot vote to elect members of the Auditing Commission. The Auditing Commission passes resolutions at its meetings or through polls by a majority of its members' vote, following the procedure established in the Statute on Auditing Commission. A member of the Auditing Commission cannot be a member of the Board of Directors; neither can s/he hold a post of the Company's Director General.*

*Once a financial year is over, the Auditing Commission conducts a yearly audit (inspection) of the Company's activities. An unscheduled audit (inspection) is conducted by the Commission at any time on its own initiative, in compliance with a resolution adopted by the general shareholders' meeting, at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own in aggregate at least 10% of the Company's voting shares or in accordance with a resolution passed by the Board of Directors. As requested by the Auditing Commission, persons holding posts in the Company's control authorities must timely provide the Auditing Commission with all necessary information and documents concerning the Company's financial and economic activities. On the basis of results of the Company's financial and economic activity audit the Auditing Commission draws a conclusion.*

*The Auditing Commission is entitled to demand an extraordinary general shareholders' meeting be convened, following the procedure stipulated by the Company's Charter.*

*To have an annual fiscal accounting audited and confirmed, the Company annually hires a professional auditor who does not share any property interests with the Company or with its shareholders.*

*The general shareholders' meeting approves the Company's auditor. The auditor's service payment is determined by the Company's Board of Directors.*

*An audit of the Company's activity must be conducted at any time at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own in aggregate at least 10% of the Company's placed shares.*

**5.5. Information on persons being members of the Issuer's financial and economic activity control authorities.**

Persons on the control authorities:
Name: ***Belousova Tatyana Mikhailovna***
Year of birth: ***1946***
Education: ***higher professional***
Positions within last 5 years:
Period: ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Chief Accountant, Auditing Department Head***

Share in the Issuer's charter capital: ***0.001%***
Share of the Issuer's ordinary shares: ***0.001%***
Shares in the Issuer's subsidiary/ subordinated companies:
***no shares***

Nature of kinship (if any): ***no***

Name: ***Komarova Valentina Panteleevna***
Year of birth: ***1948***
Education: higher professional
Positions within last 5 years:
Period: ***1999 - 2002***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Finance Division Head***

Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***First Deputy Finance Division Head***

Share in the Issuer's charter capital: ***0.0002%***
Share of the Issuer's ordinary shares: ***0.0002%***
Shares in the Issuer's subsidiary/ subordinated companies:
***no shares***

Nature of kinship (if any): ***no***

Name: ***Oleynik Tamara Fedorovna***
Year of birth: ***1947***
Education: secondary professional
Positions within last 5 years:
Period: ***1999 - present***
Company: ***Surgut Commercial Bank "Surgutneftegasbank" LLC***
Position: ***Deputy Operations Division Head***

Period: ***1999 - 2002***
Company: ***Surgut Commercial Bank "Surgutneftegasbank" LLC***

Position: *Operations Department Head, Branch No. 1*

Period:*2002 - present*
Company: Closed *Joint Stock Company "Surgutneftegasbank"*
Position: *Legal Entities Crediting Division Head*

Share in the Issuer's charter capital: ***no share***
Share of the Issuer's ordinary shares: ***no share***
Shares in the Issuer's subsidiary/ subordinated companies:
***no shares***

Kinship (if any): ***no***

**5.6. Information on remuneration, benefits and/or reimbursement for expenses to the financial and economic activity control authorities.**

Remuneration paid to the members of the Company's Auditing Commission in 2003 (RUR): ***174,406***
Total (RUR): ***174,406***

***Remuneration to the members of the Company's Auditing Commission is paid in accordance with the Auditing Commission Provisions and contracts concluded with the members of the Auditing Commission.***

**5.7. Information on the number and summary data on education, on categories of the Issuer's employees (workers), and on changes in the number of the Issuer's employees (workers).**

| Item | Reporting period |
|---|---|
| *Average number of employees* | *84,769* |
| *Money paid as remuneration of labour, RUR* | *9,616,857,500* |
| *Money paid as social welfare, RUR* | *125,610,600* |
| *Total amount paid* | *9,742,468,100* |

Statistical data on the Issuer's employees (workers)

| | |
|---|---|
| *Employees under the age of 25, %* | *10.2%* |
| *Employees between 25 and 35, %* | *27.0%* |
| *Employees between 35 and 55, %* | *59.8%* |
| *Employees over the age of 55, %* | *3.0%* |
| *TOTAL* | *100%* |
| *including: those with secondary or full general education, %* | *62.63%* |
| *those with basic or secondary* | *19.9%* |

| | |
|---|---|
| *professional education, %* | |
| *those with higher professional education, %* | *17.4%* |
| *those with post-graduate professional education, %* | *0.07%* |

**5.8. Information on any obligations of the Issuer to its employees (workers) relating to their possible participation in the Issuer's charter (reserve) capital (co-op share fund).**
*No such obligations*

## 6. Information on the Issuer's participants (shareholders) and on transactions conducted by the Issuer which were of proprietary interest.

**6.1. Information on the number of the Issuer's shareholders (participants).**

Number of shareholders (participants): ***42,779***
Number of nominee shareholders: ***28***

**6.2. Information on the Issuer's participants (shareholders) who hold not less than 5% of its charter (reserve) capital (co-op share fund) or not less than 5% of its ordinary shares; information on participants (shareholders) of such persons who hold not less than 20% of their charter (reserve) capital (co-op share fund) or not less than 20% of their ordinary shares.**
Shareholders (participants) holding not less than 5 per cent of the Issuer's charter capital or not less than 5 per cent of its ordinary shares:

1. Name: ***Limited Liability Company "Central Surgut Depositary"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Share of the commercial organization in the Issuer's charter capital: ***31.7%***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***38.6%***
Form of the registered entity: ***a nominee shareholder***

Shareholders (participants) holding not less than 20 per cent of the charter capital or not less than 20 per cent of ordinary shares of the Issuer's shareholder (participant):
1.1. Name: ***Open Joint Stock Company "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuevitskogo, 1***
Share in the charter capital of the Issuer's shareholder: ***63.2%***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no share***

1.2. Full name: ***Limited liability Company "Leasing Production"***

Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut***
Share of the commercial organization in the charter capital of the Issuer's shareholder: ***36.8%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no share***

2. Name: ***"ING BANK (EVRAZIYA) ZAO"***
Location: ***Moscow***
Share of the commercial organization in the Issuer's charter capital: ***15.2%***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***8.3%***
Form of the registered entity: ***a nominee shareholder***
Shareholders (participants) holding not less than 20 per cent of the charter capital or not less than 20 per cent of ordinary shares of the Issuer's shareholder (participant):
2.1. Name: ***ING BANK N.V., Amsterdam***
Location: ***no information***
Share of the commercial organization in the charter capital of the Issuer's shareholder: ***99.001%***
Fraction of ordinary shares of the Issuer's shareholder held by the commercial organization: ***no information***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

3. Name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut***
Share in the Issuer's charter capital: ***14.1%***
Fraction of the Issuer's ordinary shares: ***17.1%***
Form of the registered entity: ***a nominee shareholder***
Shareholders (participants) holding not less than 20 per cent of the charter capital or not less than 20 per cent of ordinary shares of the Issuer's shareholder (participant):
3.1. Name: ***Open Joint Stock Company "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuevitskogo, 1***
Share of the commercial organization in the charter capital of the Issuer's shareholder: ***91.5%***
Fraction of ordinary shares of the Issuer's shareholder held by the commercial organization: ***93.4%***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

4. Name: ***Closed Joint Stock Company "International Moscow Bank"***

Location: ***Moscow***
Share in the Issuer's charter capital: ***7.7%***
Fraction of the Issuer's ordinary shares: ***9.3%***
Form of the registered entity: ***a nominee shareholder***
Shareholders (participants) holding not less than 20 per cent of the charter capital or not less than 20 per cent of ordinary shares of the Issuer's shareholder (participant):
4.1. Name: ***Bayerische-Hypo und Vereinsbank (Hypo Vereinsbank)***
Location: ***no information***
Share of the commercial organization in the charter capital of the Issuer's shareholder: ***43.3%***
Fraction of ordinary shares of the Issuer's shareholder held by the commercial organization: ***no information***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

4.2. Name: ***Nordea Bank Finland PLC (Nordea Group)***
Location: ***no information***
Share of the ***21.6%***
Fraction of ordinary shares of the Issuer's shareholder held by the commercial organization: ***no information***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

4.3. Name: ***BCEN-Eurobank (France)***
Location: ***no information***
Share of the ***20.0%***
Fraction of ordinary shares of the Issuer's shareholder held by the commercial organization: ***no information***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

**6.3. Information on the share of the state or municipal formation in the Issuer's charter (reserve) capital (co-op share fund), on a special right ("golden share").**

Share of the Issuer's charter capital held by the state (federal, municipal authorities), by constituent territories of the RF: ***no share***

Special right for the Russian Federation, constituent territories of the Russian Federation, and municipalities to participate in management of the Issuer ("golden share"): ***no such right***

**6.4. Information on restrictions on participation in the Issuer's charter (reserve) capital (co-op share fund).**

*No restrictions*

**6.5. Information on changes in the list of the Issuer's shareholders (participants) holding not less than 5 per cent of its charter (reserve) capital (co-op share fund) or not less than 5 per cent of its ordinary shares, and their shares.**

| No. | Date of making the list | Full name | Abbreviated name | Share in the charter capital, % | Fraction of ordinary shares, % |
|---|---|---|---|---|---|
| 1 | 26/03/1999 | THE BANK OF NEW YORK INTERNATIONAL NOMINEES | | 13.08 | 15.6 |
| 2 | 26/03/1999 | Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" | OJSC "NK "Surgutneftegas" | 52.4 | 64.7 |
| 3 | 24/12/1999 | THE BANK OF NEW YORK INTERNATIONAL NOMINEES | | n/a | 19.6 |
| 4 | 24/12/1999 | Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" | OJSC "NK "Surgutneftegas" | 52.4 | 64.7 |
| 5 | 17/03/2000 | Non-state Pension Fund "Surgutneftegas" | NPF "Surgutneftegas" | 6.7 | 8.4 |
| 6 | 17/03/2000 | Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" | OJSC "NK "Surgutneftegas" | 45.4 | 56.3 |
| 7 | 17/03/2000 | THE BANK OF NEW YORK INTERNATIONAL NOMINEES | | n/a | 20.4 |
| 8 | 13/05/2000 | Non-state Pension Fund "Surgutneftegas" | NPF "Surgutneftegas" | 9.6 | 11.4 |
| 9 | 13/05/2000 | Limited Liability Company "Central Surgut Depositary" | LLC "Central Surgut Depositary" | 8.5 | 10.3 |

| | | | | | |
|---|---|---|---|---|---|
| *10* | *13/05/2000* | *Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"* | *OJSC "NK "Surgutneftegas"* | *36.7* | *42.1* |
| *11* | *13/05/2000* | *THE BANK OF NEW YORK INTERNATIONAL NOMINEES* | | *13.6* | *13.7* |
| *12* | *16/03/2001* | *Limited Liability Company "Central Surgut Depositary"* | *LLC "Central Surgut Depositary"* | *6.2* | *7.6* |
| *13* | *16/03/2001* | *Non-state Pension Fund "Surgutneftegas"* | *NPF "Surgutneftegas"* | *10.5* | *12.5* |
| *14* | *16/03/2001* | *Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"* | *OJSC "NK "Surgutneftegas"* | *36.7* | *42.1* |
| *15* | *16/03/2001* | *THE BANK OF NEW YORK INTERNATIONAL NOMINEES* | | *18.9* | *15.04* |
| *16* | *12/02/2002* | *Non-state Pension Fund "Surgutneftegas"* | *NPF "Surgutneftegas"* | *10.5* | *12.5* |
| *17* | *12/02/2002* | *THE BANK OF NEW YORK INTERNATIONAL NOMINEES* | | *20.9* | *16.9* |
| *18* | *12/02/2002* | *Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"* | *OJSC "NK "Surgutneftegas"* | *36.7* | *42.1* |
| *19* | *31/01/2003* | *Non-state Pension Fund "Surgutneftegas"* | *NPF "Surgutneftegas"* | *10.5* | *12.5* |
| *20* | *31/01/2003* | *THE BANK OF NEW YORK INTERNATIONAL NOMINEES* | | *21.2* | *16.7* |

**6.6. Information on transactions conducted by the Issuer which were of proprietary interest.**

*Such transactions were not conducted in the reporting quarter*

**6.7. Information on accounts receivable.**
***Not subject to presentation in the reporting quarter***

## 7. Accounting reports of the Issuer and other financial information.

**7.1. Annual accounting reports of the Issuer**
***Not subject to presentation in the reporting quarter***

**7.2. Quarterly accounting reports of the Issuer for the last full reporting quarter**
***Not subject to presentation in the reporting quarter***

**7.3. Consolidated accounting reports of the Issuer for the last three full fiscal years**
***Not subject to presentation in the reporting quarter***

**7.4. Information on the total amount of export and on share of export in total sales**
***Not subject to presentation in the reporting quarter***

**7.5. Information on major changes in the Issuer's property after the last full financial year finished**
***There were no major changes in the Issuer's property after the last full financial year finished.***

**7.6. Information on the Issuer's participation in litigations in case such participation may substantially affect financial and economic activities of the Issuer**
***There were no litigations which could have substantially affected activities of OJSC "Surgutneftegas" for three years prior to the last day of the reporting quarter.***

## 8. Additional information on the Issuer and issuing securities placed by the Issuer

**8.1. Additional information on the Issuer.**

8.1.1. Information on amount and structure of the Issuer's charter (reserve) capital (co-op share fund).

The amount of the Issuer's charter capital (RUR): ***43,427,992,940***

The breakdown of the charter capital by categories of shares:
Ordinary shares:
number (shares): ***35,725,994,705***

total amount (RUR): ***35,725,994,705***
share in the charter capital: ***82.265%***

Preferred shares:
number (shares): ***7,701,998,235***
total amount (RUR): ***7,701,998,235***
share in the charter capital: ***17.735%***

***Information on American Depository Receipt programs on the Issuer's shares.***

***American Depository Receipts issued for OJSC "Surgutneftegas" ordinary shares are traded at "Frankfurter WertpapierBoerse", "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", and "NASD OTC BULLETIN Board". American Depository Receipts issued for OJSC "Surgutneftegas" preferred shares are traded at: "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", and "NASD OTC BULLETIN Board".***

Information on ADR program on ordinary registered shares of the Company:

***Program starting date is December 30, 1996. Program participants:***
*1. issuer:* ***OJSC "Surgutneftegas";***
*2. depositary:*
*- name:* ***The Bank of New York;***
*- location:* ***101 Barclay Street, New York NY 10286***
*3.* ***owners and beneficiary parties.***
***Program conditions sine qua non: program type – sponsored, 1st level. The number of ordinary registered shares of the Company represented by one American Depository Receipt is 50.***

Information on ADR program on preferred registered shares of the Company:

***Program starting date is March 1998. Program participants:***
*1. Issuer:* ***OJSC "Surgutneftegas";***
*2. depositary:*
*- name:* ***The Bank of New York;***
*- location:* ***101 Barclay Street, New York NY 10286***
***Program conditions sine qua non: program type – sponsored, 1st level. The number of preferred registered shares of the Company represented by one American Depository Receipt is 100.***

8.1.2. Information on changes in the amount of the Issuer's charter (reserve) capital (co-op share fund).

***Period: 1999***
***The amount of the charter capital did not change.***

***Period: 2000***
***The amount of the charter capital as of January 1, 2000 (RUR): 31,427,992,940***
***Breakdown of the charter capital by categories of shares as of January 1, 2000:***

***Ordinary shares:***
***total amount (RUR): 23,725,994,705***
***share in the charter capital: 75.493191%***
***Preferred shares:***
***total amount (RUR): 7,701,998,235***
***share in the charter capital: 24.506809%***
***The Company's administrative body, which has taken a decision to change the amount if the Company's charter capital: Board of Directors***
***Date and number of the minutes of the Board of Directors' meeting: June 28, 2000, No. 8***
***Amount of the charter capital after changes: 43,427,992,940***
***Breakdown of the charter capital by categories of shares after changes:***
***Ordinary shares:***
***total amount (RUR): 35,725,994,705***
***share in the charter capital: 82.264899%***
***Preferred shares:***
***total amount (RUR): 7,701,998,235***
***share in the charter capital: 17.735101%***

***Period: 2001***
***The amount of the charter capital did not change.***

***Period: 2002***
***The amount of the charter capital did not change.***

***Period: 2003***
***The amount of the charter capital did not change.***

8.1.3. Information on formation and use of reserve fund and other funds of the Issuer.

| | |
|---|---|
| Title of the fund: | Reserve Fund |
| ***Amount of the fund in compliance with the constituent documents:*** | ***RUR 6,514,198,000*** |
| ***Amount of the fund in terms of money:*** | ***RUR 6,514,198,000*** |
| ***Percentage of the charter capital:*** | ***15%*** |
| ***Amount of allocations to the fund:*** | ***RUR 0*** |
| ***Amount of funds used:*** | ***RUR 0*** |

***Reserve Fund has been formed in compliance with the Russian law and constituent documents of the Company.***

8.1.4. Information about convening and holding a meeting (session) of the supreme administrative body of the Issuer.

*General shareholders' meeting is the supreme administrative body of the Company.*

*A notice about a general shareholders' meeting in given within the period of time stipulated by the Federal Law "On Joint Stock Companies".*

*A notice about a general shareholders' meeting should include:*

*full corporate name and location of the Company;*

*form of a general shareholders' meeting (a meeting or absent voting;*

*date, venue, and time of a general shareholders' meeting, as well as mailing address for completed ballot papers to be sent to the Company; if a general shareholders' meeting is held as absent voting, the deadline for accepting ballot papers and mailing address for completed ballot papers to be sent to;*

*date of compiling the list of persons entitled to participate in a general shareholders' meeting;*

*minutes of a general shareholders' meeting;*

*procedure of providing the information (materials) subject to presentation to shareholders while preparing for the general shareholders' meeting, and address(es) where this information is available.*

*Information about convening a general shareholder's meeting is published in "Neft Priobya" newspaper. Minutes of a general shareholders' meeting can not be changed after the information has been published. A general shareholders' meeting is not entitled to adopt resolutions on issues not included in the minutes, as well as alter the minutes.*

*General shareholders' meetings may be annual and extraordinary.*

*The annual general shareholders' meeting is convened by the Company's Board of Directors annually, not earlier than two months and not later than six months after a fiscal year has finished, in the order provided for by the Company's Charter.*

*All the other general shareholders' meetings except for an annual shareholders' meeting are extraordinary meetings. The extraordinary general shareholders' meeting is convened by the Company's Board of Directors either on its own initiative, at the written request of the Auditing Commission, the Company's Auditor, or a shareholder/shareholders who own not less than 10% of the Company's voting shares as of the date such request is submitted. Such request should state the issues to be included in the minutes of a meeting as well as specify the reasons for them to be included in the minutes. It should be signed by a person/persons requesting an extraordinary general shareholders' meeting.*

*Shareholders (a shareholder) of the Company who own not less than 2 per cent of the Company's voting shares are entitled to introduce issues to the minutes of an annual general shareholders' meeting not later than 30 days after a fiscal year has finished; they are also entitled to propose candidates to the Company's Board of Directors and Auditing Commission but the number of candidates can not exceed the number of members of the*

***corresponding bodies, and to nominate a candidate for a position of an individual executive body.***

***Issues are included in the agenda of a general shareholders' meeting if made in writing; they shall state name(s) of shareholder(s) proposing the issue, number and category (type) of shares they hold. Nomination of candidates to the Company's Board of Directors and Auditing Commission (including self-nomination) shall be made in writing and shall state the name of a candidate (if a candidate is a shareholder of the Company), number and category (type) of shares he/she holds, name(s) of shareholder(s) nominating the candidate, and number and category (type) of shares they hold.***

***The Company's Board of Directors is to review submitted proposals and make a decision to include them in the minutes of an annual general shareholders' meeting or to reject not later than 5 days after the deadline for submitting proposals to the minutes and nominating candidates. The Board of Directors' decision to reject a proposal to introduce an issue to the minutes or to confirm a nomination is to be sent to a shareholder(s) who has/have proposed an issue or a nomination not later than three days after it has been taken.***

***The Company's Board of Directors sets (determines) the following: date, venue and time of a general shareholders' meeting, its minutes and order, date of compiling a list of persons entitled to participate in a general shareholders' meeting, order of informing shareholders about a general shareholders' meeting, a list of documents (information) available for shareholders while preparing for a general shareholders' meeting, form and text of a ballot paper.***

8.1.5. Information on commercial organizations where the Issuer holds either not less than 5 per cent of the charter (reserve) capital (co-op share fund) or not less than 5 per cent of ordinary shares.

*1. Full name:* ***Limited Liability Company "Novgorodnefteprodukt"***
*Abbreviated name:* ***LLC "Novgorodnefteprodukt"***
*Location:* ***RF, Veliky Novgorod***

*The Issuer's share in the charter capital of the commercial organization:* ***100%***
*Share of the commercial organization in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no fraction***

*Board of Directors:* ***not formed in compliance with constituent documents***

*The executive body of the organization:*
*Name:* ***Serebrennikov Victor Georgievich***
*Year of birth:* ***1953***
*Share in the Issuer's charter capital:* ***0.001%***
*Fraction of the Issuer's ordinary shares:* ***0.001%***

2. *Full name:* ***Limited Liability Company "Surgutmebel"***
*Abbreviated name:* ***LLC "Surgutmebel"***
*Location:* ***RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo***
*The Issuer's share in the charter capital of the commercial organization:* ***100%***
*Share of the commercial organization in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no fraction***

*Board of Directors:* ***not formed in compliance with constituent documents***

*The executive body of the organization:*
*Name:* ***Ivanov Nikolai Ivanovich***
*Year of birth:* ***1952***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

3. *Full name:* ***Closed Joint Stock Company "Surgutneftestroy"***
*Abbreviated name:* ***CJSC "Surgutneftestroy"***
*Location:* ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
*The Issuer's share in the charter capital of the commercial organization:* ***100%***
*Fraction of ordinary shares of the commercial organization held by the Issuer:* ***100%***
*Share of the commercial organization in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no fraction***

*Chairman of the Board of Directors of the organization:*
*Name:* ***Rezyapov Alexander Filippovich***
*Year of Birth:* ***1952***
*Share in the Issuer's charter capital:* ***0.02%***
*Fraction of the Issuer's ordinary shares:* ***0.02%***

*Members of the Board of Directors:*
*Name:* ***Vildanov Ilgizar Adgamovich***
*Year of Birth:* ***1952***
*Share in the Issuer's charter capital:* ***0.0006%***
*Fraction of the Issuer's ordinary shares:* ***0.0002%***

*Name:* ***Diyanov Vassily Vladimirovich***
*Year of Birth:* ***1945***
*Share in the Issuer's charter capital:* ***0.000007%***
*Fraction of the Issuer's ordinary shares:* ***0.000008%***

*The executive body of the organization:*

*Name:* ***Sukhanov Nikolai Tikhonovich***
*Year of Birth:* ***1951***
*Share in the Issuer's charter capital:* ***0.00005%***
*Fraction of the Issuer's ordinary shares:* ***0.00002%***

*4. Full name:* ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
*Abbreviated name:* ***LLC "Pskovnefteprodukt"***
*Location:* ***RF, Pskov***
*The Issuer's share in the charter capital of the commercial organization:* ***100%***
*Share of the commercial organization in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no fraction***

*Board of Directors:* ***not formed in compliance with constituent documents***

*The executive body of the organization:*
*Name:* ***Isakov Vladimir Borisovich***
*Year of birth:* ***1945***
*Share in the Issuer's charter capital:* ***0.0001%***
*Fraction of the Issuer's ordinary shares:* ***0.0001%***

*5. Full name:* ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
*Abbreviated name:* ***LLC "MA "Tvernefteprodukt"***
*Location:* ***RF, Tver***
*The Issuer's share in the charter capital of the commercial organization:* ***100%***
*Share of the commercial organization in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no fraction***

*Board of Directors:* ***not formed in compliance with constituent documents***

*The executive body of the organization:*
*Name:* ***Klinovsky Alexander Eduardovich***
*Year of birth:* ***1968***
*Share in the Issuer's charter capital:* ***0.001%***
*Fraction of the Issuer's ordinary shares:* ***0.001%***

*6. Full name:* ***Limited Liability Company "Investsibirstroy"***
*Abbreviated name:* ***LLC "Investsibirstroy"***
*Location:* ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
*The Issuer's share in the charter capital of the commercial organization:* ***100%***
*Share of the commercial organization in the Issuer's charter capital:* ***no share***

*Fraction of the Issuer's ordinary shares held by the commercial organization:* **no fraction**

*Board of Directors:* **not formed in compliance with constituent documents**

*The executive body of the organization:*
*Name:* **Barankov Vladislav Georgievich**
*Year of birth:* **1953**
*Share in the Issuer's charter capital:* **0.02%**
*Fraction of the Issuer's ordinary shares:* **0.02%**

7. *Full name:* **Limited Liability Company "Kaliningradnefteprodukt"**
*Abbreviated name:* **LLC "Kaliningradnefteprodukt"**
*Location:* **RF, Kaliningrad**
*The Issuer's share in the charter capital of the commercial organization:* **100%**
*Share of the commercial organization in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares held by the commercial organization:* **no fraction**

*Board of Directors:* **not formed in compliance with constituent documents**

*The executive body of the organization:*
*Name:* **Berdnikov Igor Vladimirovich**
*Year of birth:* **1962**
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

8. *Full name:* **Limited Liability Company "Surgutneftegasburenie"**
*Abbreviated name:* **LLC "Surgutneftegasburenie"**
*Location:* **Russian Federation, Tyumenskaya Oblast, Surgut**
*The Issuer's share in the charter capital of the commercial organization:* **100%**
*Share of the commercial organization in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares held by the commercial organization:* **no fraction**

*Board of Directors:* **not formed in compliance with constituent documents**

*The executive body of the organization:*
*Name:* **Loginovskaya Lyudmila Aleksandrovna**
*Year of birth:* **1950**
*Share in the Issuer's charter capital:* **0.005%**
*Fraction of the Issuer's ordinary shares:* **0.006%**

9. *Full name:* **Open Joint Stock Company "Sovkhoz "Chervishevsky"**
*Abbreviated name:* **OJSC "Sovkhoz "Chervishevsky"**

*Location:* ***Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
*The Issuer's share in the charter capital of the commercial organization:* ***99.9%***
*Fraction of ordinary shares of the commercial organization held by the Issuer:* ***99.9%***
*Share of the commercial organization in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no fraction***

*Chairman of the Board of Directors of the organization:*
*Name:* ***Tatarchuk Valery Grigorievich***
*Year of Birth:* ***1953***
*Share in the Issuer's charter capital:* ***0.005%***
*Fraction of the Issuer's ordinary shares:* ***0.005%***

*Members of the Board of Directors:*
*Name:* ***Anisimov Konstantin Gennadyevich***
*Year of birth:* ***1966***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Sidorov Arkady Nikolaevich***
*Year of birth:* ***1967***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*The executive body of the organization:*
*Name:* ***Kosenkov Yakov Alekseevich***
*Year of birth:* ***1947***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*10. Full name:* ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
*Abbreviated name:* ***LLC "Strakhovoye Obshchestvo "Surgutneftegas"***
*Location:* ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
*The Issuer's share in the charter capital of the commercial organization:* ***99.9%***
*Share of the commercial organization in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no fraction***

*Board of Directors:* ***not formed in compliance with constituent documents***

*The executive body of the organization:*
*Name:* ***Uryupin Vyacheslav Alekseevich***

*Year of birth:* **1959**
*Share in the Issuer's charter capital:* **0.0001%**
*Fraction of the Issuer's ordinary shares:* **0.0001%**

*11. Full name:* **Limited Liability Company "Production Association "Kirishinefteorgsintez"**
*Abbreviated name:* **LLC "KINEF"**
*Location:* **RF, Leningradskaya Oblast, Kirishi**
*The Issuer's share in the charter capital of the commercial organization:* **99.9%**
*Share of the commercial organization in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares held by the commercial organization:* **no fraction**

*Board of Directors:* **not formed in compliance with constituent documents**

*The executive body of the organization:*
*Name:* **Somov Vadim Evseevich**
*Year of birth:* **1951**
*Share in the Issuer's charter capital:* **0.006%**
*Fraction of the Issuer's ordinary shares:* **0.007%**

*12. Full name:* **Limited Liability Company "Neft-Konsalting"**
*Abbreviated name:* **LLC "Neft-Konsalting"**
*Location:* **RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut**
*The Issuer's share in the charter capital of the commercial organization:* **95%**
*Share of the commercial organization in the Issuer's charter capital:* **0.0%**
*Fraction of the Issuer's ordinary shares held by the commercial organization:* **no fraction**

*Board of Directors:* **not formed in compliance with constituent documents**

*The executive body of the organization:*
*Name:* **Khasanov Ravil Rashitovich**
*Year of birth:* **1953**
*Share in the Issuer's charter capital:* **0.002%**
*Fraction of the Issuer's ordinary shares:* **0.0001%**

*13. Full name:* **Closed Joint Stock Company "Surgutneftegasbank"**
*Abbreviated name:* **CJSC "SNGB"**
*Location:* **Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut**
*The Issuer's share in the charter capital of the commercial organization:* **91.5%**
*Fraction of ordinary shares of the commercial organization held by the Issuer:* **93.4%**
*Share of the commercial organization in the Issuer's charter capital:* **no share**

*Fraction of the Issuer's ordinary shares held by the commercial organization:*
***no fraction***

*Chairman of the Board of Directors of the organization:*
*Name:* ***Bogdanov Vladimir Leonidovich***
*Year of birth:* ***1951***
*Share in the Issuer's charter capital:* ***0.3%***
*Fraction of the Issuer's ordinary shares:* ***0.3%***

*Members of the Board of Directors:*
*Name:* ***Ashikhmin Vladimir Petrovich***
*Year of birth:* ***1954***
*Share in the Issuer's charter capital:* ***0.01%***
*Fraction of the Issuer's ordinary shares:* ***0.01%***

*Name:* ***Barankov Vladislav Georgievich***
*Year of birth:* ***1953***
*Share in the Issuer's charter capital:* ***0.02%***
*Fraction of the Issuer's ordinary shares:* ***0.02%***

*Name:* ***Burtsev Gennady Alekseevich***
*Year of birth:* ***1951***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Vazhenin Yury Ivanovich***
*Year of birth:* ***1954***
*Share in the Issuer's charter capital:* ***0.001%***
*Fraction of the Issuer's ordinary shares:* ***0.001%***

*Name:* ***Kisselev Nikolai Viktorovich***
*Year of birth:* ***1962***
*Share in the Issuer's charter capital:* ***0.005%***
*Fraction of the Issuer's ordinary shares:* ***0.006%***

*Name:* ***Nepomnyashchikh Evgeniya Viktorovna***
*Year of birth:* ***1946***
*Share in the Issuer's charter capital:* ***0.007%***
*Fraction of the Issuer's ordinary shares:* ***0.008%***

*Name:* ***Pospelova Natalia Evgenievna***
*Year of birth:* ***1959***
*Share in the Issuer's charter capital:* ***0.002%***
*Fraction of the Issuer's ordinary shares:* ***0.003%***

*Name:* ***Fedorov Sergei Anatolievich***
*Year of birth:* ***1956***
*Share in the Issuer's charter capital:* ***0.0005%***

*Fraction of the Issuer's ordinary shares:* ***0.0001%***

*Chairperson of the managing executive committee of the organization:*
*Name:* ***Nepomnyashchikh Evgeniya Viktorovna***
*Year of birth:* ***1946***
*Share in the Issuer's charter capital:* ***0.007%***
*Fraction of the Issuer's ordinary shares:* ***0.008%***

*Members of the managing executive committee of the organization:*
*Name:* ***Zakharova Nina Aleksandrovna***
*Year of birth:* ***1946***
*Share in the Issuer's charter capital:* ***0.004%***
*Fraction of the Issuer's ordinary shares:* ***0.005%***

*Name:* ***Zinovyeva Galina Nikolaevna***
*Year of birth:* ***1949***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Korol Andrei Vitalievich***
*Year of birth:* ***1973***
*Share in the Issuer's charter capital:* ***0.0003%***
*Fraction of the Issuer's ordinary shares:* ***0.0003%***

*Name:* ***Moiseev Alexander Vasilievich***
*Year of birth:* ***1952***
*Share in the Issuer's charter capital:* ***0.001%***
*Fraction of the Issuer's ordinary shares:* ***0.001%***

*Name:* ***Pastukhova Galina Afanasievna***
*Year of birth:* ***1946***
*Share in the Issuer's charter capital:* ***0.0001%***
*Fraction of the Issuer's ordinary shares:* ***0.0001%***

*Name:* ***Pospelova Natalia Evgenyevna***
*Year of birth:* ***1959***
*Share in the Issuer's charter capital:* ***0.002%***
*Fraction of the Issuer's ordinary shares:* ***0.003%***

*14. Full name:* ***Limited Liability Company "Invest-Zashchita"***
*Abbreviated name:* ***LLC "Invest-Zashchita"***
*Location:* ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
*The Issuer's share in the charter capital of the commercial organization:* ***87.2%***
*Share of the commercial organization in the Issuer's charter capital:* ***0.09%***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no fraction***

*Board of Directors:* **not formed in compliance with constituent documents**

*The executive body of the organization:*
*Name:* ***Piskunov Alexander Vladimirovich***
*Year of birth:* ***1963***
*Share in the Issuer's charter capital:* ***0.0000001%***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*15. Full name:* ***Limited Liability Company "Central Surgut Depositary"***
*Abbreviated name:* ***LLC "Central Surgut Depositary"***
*Location:* ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
*The Issuer's share in the charter capital of the commercial organization:* ***63.2%***
*Share of the commercial organization in the Issuer's charter capital:* ***0.04%***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***0.04%***

*Board of Directors:* ***not formed in compliance with constituent documents***

*The executive body of the organization:*
*Name:* ***Yusubov Ikram Ilias-ogly***
*Year of birth:* ***1967***
*Share in the Issuer's charter capital:* ***0.00008%***
*Fraction of the Issuer's ordinary shares:* ***0.000001%***

*16. Full name:* ***Open Joint Stock Company "Surgutpolimer"***
*Abbreviated name:* ***OJSC "Surgutpolimer"***
*Location:* ***Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
*The Issuer's share in the charter capital of the commercial organization:* ***30%***
*Fraction of ordinary shares of the commercial organization held by the Issuer:* ***30%***
*Share of the commercial organization in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no fraction***

*Board of Directors:* ***not formed in compliance with constituent documents***

*The executive body of the organization:* ***no such body. The commercial organization is in the process of liquidation.***

*17. Full name:* ***Closed Joint Stock Company "Surgutinvestneft"***
*Abbreviated name:* ***CJSC "Surgutinvestneft"***
*Location:* ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
*The Issuer's share in the charter capital of the commercial organization:* ***18.1%***

*Fraction of ordinary shares of the commercial organization held by the Issuer:* ***18.1%***
*Share of the commercial organization in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no fraction***

*Chairman of the Board of Directors of the organization:*
*Name:* ***Barankov Vladislav Georgievich***
*Year of birth:* ***1953***
*Share in the Issuer's charter capital:* ***0.02%***
*Fraction of the Issuer's ordinary shares:* ***0.02%***

*Name:* ***Fedorov Sergei Anatolyevich***
*Year of birth:* ***1956***
*Share in the Issuer's charter capital:* ***0.0005%***
*Fraction of the Issuer's ordinary shares:* ***0.0001%***

*Name:* ***Cheskidova Galina Alekseevna***
*Year of birth:* ***1954***
*Share in the Issuer's charter capital:* ***0.004%***
*Fraction of ordinary shares:* ***0.005%***

*The executive body of the organization:*
*Name:* ***Cheskidova Galina Alekseevna***
*Year of birth:* ***1954***
*Share in the Issuer's charter capital:* ***0.004%***
*Fraction of ordinary shares:* ***0.005%***

*18. Full name:* ***Open Joint Stock Company "Tyumen Design Institute for Oil and Gas Industry"***
*Abbreviated name:* ***OJSC "Giprotyumenneftegas"***
*Location:* ***RF, Tyumen***
*The Issuer's share in the charter capital of the commercial organization:* ***11.2%***
*Fraction of ordinary shares of the commercial organization held by the Issuer:* ***14.9%***
*Share of the commercial organization in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no fraction***

*Chairman of the Board of Directors of the organization:*
*Name:* ***Ovsiy Leonid Ivanovich***
*Year of birth:* ***1937***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Members of the Board of Directors:*

*Name:* ***Binder Oleg Lazarevich***
*Year of birth:* ***1939***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Vedernikov Victor Anatolyevich***
*Year of birth:* ***1947***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Kirshenbaum Rafail Petrovich***
*Year of birth:* ***1936***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Kornilov Yuri Nikolaevich***
*Year of birth:* ***1942***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Korshunov Alexander Yuryevich***
*Year of birth:* ***1931***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Popov Evgeniy Evgenyevich***
*Year of birth:* ***1953***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Revenko Vladimir Mikhailovich***
*Year of birth:* ***1947***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Sheshukov Alexander Ivanovich***
*Year of birth:* ***1955***
*Share in the Issuer's charter capital:* ***0.0005%***
*Fraction of the Issuer's ordinary shares:* ***0.0001%***

*Members of the managing executive committee of the organization:*
*Name:* ***Kirshenbaum Rafail Petrovich***
*Year of birth:* ***1936***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Binder Oleg Lazarevich***
*Year of birth:* ***1939***

*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*Name:* ***Gorbatikov Victor Andreevich***
*Year of birth:* ***1930***
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*Name:* ***Kornilov Yuri Nikolaevich***
*Year of birth:* ***1942***
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*Name:* ***Medunin Vladimir Dmitrievich***
*Year of birth:* ***1949***
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*Name:* ***Nagaev Alexander Romualdovich***
*Year of birth:* ***1954***
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*Name:* ***Palyanov Petr Aleksandrovich***
*Year of birth:* ***1952***
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*Name:* ***Rakitin Vladimir Borisovich***
*Year of birth:* ***1945***
*Share in the Issuer's charter capital:* ***0.004%***
*Fraction of the Issuer's ordinary shares:* ***0.004%***

*Name:* ***Sokolov Sergei Mikhailovich***
*Year of birth:* ***1944***
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*Name:* ***Shendel Anatoliy Nikolaevich***
*Year of birth:* ***1955***
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*The executive body of the organization:*
*Name:* ***Kirshenbaum Rafail Petrovich***
*Year of birth:* ***1936***
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*19. Full name:* ***Open Joint Stock Company "Khantymansiyskintersport"***
*Abbreviated name:* ***OJSC "Khantymansiyskintersport"***
*Location:* ***RF, Tyumenskaya Oblast, Khanty-Mansiysk***
*The Issuer's share in the charter capital of the commercial organization:* ***10%***
*Fraction of ordinary shares of the commercial organization held by the Issuer:* ***10%***
*Share of the commercial organization in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no fraction***

*Board of Directors:* ***not formed in compliance with constituent documents***

*The executive body of the organization:*
*Name:* **Bondarev Nikolai Petrovich**
*Year of birth:* ***n/a***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*20. Full name:* ***Limited liability Company "Leasing Production"***
*Abbreviated name:* **LLC "Leasing Production"**
*Location:* ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut***
*The Issuer's share in the charter capital of the commercial organization:* ***93.09%***
*Share of the commercial organization in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no fraction***

*Board of Directors:* ***not formed in compliance with constituent documents***

*The executive body of the organization:*
*Name:* ***Ashikhmin Vladimir Petrovich***
*Year of birth:* ***1954***
*Share in the Issuer's charter capital:* ***0.01%***
*Fraction of the Issuer's ordinary shares:* ***0.01%***

*21. Full name:* ***Open Joint Stock Company "Airport Surgut"***
*Abbreviated name:* ***OJSC "Airport Surgut"***
*Location:* ***RF, Tyumenskaya Oblast, Surgut***
*The Issuer's share in the charter capital of the commercial organization:* ***5%***
*Fraction of ordinary shares of the commercial organization held by the Issuer:* ***5%***
*Share of the commercial organization in the Issuer's charter capital:* ***no share***

*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no fraction***

*Chairman of the Board of Directors of the organization:*
*Name:* ***Nesterov Vladislav Stepanovich***
*Year of birth:* ***1948***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Members of the Board of Directors:*
*Name:* ***Aznaurov Artur Eduardovich***
*Year of birth:* ***1968***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Dyachkov Evgeniy Vyacheslavovich***
*Year of birth:* ***1963***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Zolnikov Nikolai Nikolaevich***
*Year of birth:* ***1957***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Kuzmichev Victor Dmitrievich***
*Year of birth:* ***1950***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Lebedinsky Vassily Stepanovich***
*Year of birth:* ***1946***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Ryupin Alexander Evstigneevich***
*Year of birth:* ***1946***
*Share in the Issuer's charter capital:* ***0.003***
*Fraction of the Issuer's ordinary shares:* ***0.004***

*Name:* ***Sysonov Anton Vladimirovich***
*Year of birth:* ***1975***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Chizhov Sergei Nikolaevich***
*Year of birth:* ***1959***
*Share in the Issuer's charter capital:* ***no share***

*Fraction of the Issuer's ordinary shares:* ***no fraction***

*The executive body of the organization:*
*Name:* ***Dyachkov Evgeniy Vyacheslavovich***
*Year of birth:* ***1963***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

8.1.6 Information on major transactions conducted by the Issuer.
***There were no such transactions in the reporting quarter***

8.1.7. Information credit ratings of the Issuer.
***There were no credit ratings assigned.***

**8.2. Information on each category (type) of the Issuer's shares.**
The category: ***ordinary***
Par value of one share of the issue: ***RUR 1***
The number of outstanding securities: ***35,725,994,705***
The number of additional shares being placed: ***no such shares***
The number of declared shares: ***no such shares***
The number of shares on the Issuer's balance: ***no such shares***
The number of additional shares which may be placed: ***no such shares***
The date of registration: ***June 24, 2003***
The registration number: ***1-01-00155-A***

***In accordance with Order No. 03-215/r of the Federal Commission for the Securities Market of June 24, 2003, additional issues of issuing securities of Open Joint Stock Company "Surgutneftegas" were consolidated, with the result that the following state registration numbers given to issues of ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were annulled:***
***87-1-664 of 19.07.94;***
***MF 67-1-01430 of 30.09.96;***
***1-05-00155-A of 25.08.97;***
***1-06-00155-A of 22.12.97;***
***1-07-00155-A of 18.04.2000***

Shareholder rights:
***An ordinary share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:***

***one vote when addressing issues put to the vote at the General Shareholders' Meeting excluding elections of members to the Company's Board of Directors (Elections of members to the Company's Board of Directors are held through cumulative voting. When holding cumulative voting, the quantity of votes equal to the total quantity of members of the Company's Board of Directors falls on each voting share of the Company. A shareholder has the right to cast all the votes carried by his/her share for one candidate or allocate them among several candidates to the Company's Board of Directors);***

***receive dividend out of the Company's net profit;***

- *a share of the Company's property if the Company is closed down;*
- *demand that the Company buy out shares belonging to him/her in case:*

*the Company is being restructured or a major transaction is being conducted, resolution about which is adopted by the general shareholders' meeting, in compliance with the Company's Charter, if he/she voted against adopting this resolution or conducting the transaction or did not vote on such issues;*

*introduction of amendments and additions to the Company's Charter or approval of the Company's Charter in a new wording restricting his/her rights if he/she voted against adopting the corresponding resolution or did not participate in voting;*

- *participate in the general shareholders' meeting both in person and by proxy that can be acted by, including, other shareholders of the Company as well as its officials;*
- *purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by i.2 Article 80 of the Federal Law "On Joint Stock Companies".*

*In case the Company, via public subscription, places voting shares and securities convertible into voting shares which are paid with money shareholders-owners of voting shares of the Company have the pre-emptive rights over these securities in a quantity proportional to the quantity of the Company's voting shares belonging to them.*

*A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement of participants.*

The category: ***preferred***
Par value of one share of the issue: ***RUR 1***
The number of outstanding securities: ***7,701,998,235***
The number of additional shares being placed: ***no such shares***
The number of declared shares: ***no such shares***
The number of shares on the Issuer's balance: ***no such shares***
The number of additional shares which may be placed: ***no such shares***
The date of registration: ***June 24, 2003***
The registration number: ***2-01-00155-A***

***In accordance with Order No. 03-215/r of the Federal Commission for the Securities Market of June 24, 2003, additional issues of issuing securities of Open Joint Stock Company "Surgutneftegas" were consolidated, with the result that the following state registration numbers given to issues of ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were annulled:***

***87-1-664 of 19.07.94;***
***MF 67-1-01184 of 05.04.1996;***
***MF 67-1-01431 of 30.09.96;***

*2-05-00155-A of 25.08.97;*
*2-06-00155-A of 24.10.97*

Shareholder rights:
*A preferred share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:*
*- receive annual fixed dividend. Total amount paid as a dividend on each preferred share is fixed at the rate of 10% of the Company's net profit on the basis of the last financial year results divided into the number of shares, which are 25% of the Company's charter capital. If at that the dividend amount paid by the Company on each ordinary share in a certain year exceeds the amount payable as dividends on each preferred share then the dividend rate paid on the latter must be increased up to the dividend rate paid on ordinary shares. The Company is not entitled to paying out the preferred dividends differently from the order provided by the Company's Charter;*
*- vote at the shareholders' meeting when adopting resolutions on issues regarding the Company's reorganization and liquidation, introduction of amendments and additions to the Company's Charter affecting the rights and interests of preferred shareholders;*
*- a share of the Company's property if the Company is closed down;*
*- participate in the general meeting of shareholders with the vote on all the issues within its competence from the meeting following the annual general meeting of shareholders, which did not adopt the resolution to pay dividends irrespective of the reasons, or which adopted the resolution to partially pay dividends on preferred shares of this type. The preferred shareholders' right to participate in the general meeting of shareholders becomes invalid from the moment of the first full dividend payment for the shares mentioned;*
*- purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by i.2 Article 80 of the Federal Law "On Joint Stock Companies".*
*- in case of acquisition of the voting right, claim on the Company to buy back his/her shares in the cases of:*

*the Company's reorganization or the conclusion of a large-scale transaction the resolution on which is adopted by the general meeting of shareholders according to the Company's Charter if he/she voted against this resolution or conclusion of the mentioned transaction, or if he/she did not participate in voting on these issues;*

*introduction of amendments and additions to the Company's Charter or approval of the Company's Charter in a new wording restricting his/her rights if he voted against the corresponding resolution or did not participate in voting.*

*A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement of participants.*

**8.3. Information on previous issues of the Issuer's securities except for the Issuer's shares:**

***The Company has not issued any other securities except for shares.***

**8.4. Information on person(s) who has(have) secured bonds of the issue.**
***The Company has not issued any bonds.***

**8.5. Terms of enforceability for bonds of the issue.**
***The Company has not issued any bonds.***

**8.6. Information on organizations accounting rights for the Issuer's securities.**

Registrar:
Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
Tel.: ***(3462) 42-11-74*** Fax: ***(3462) 42-11-93***
E-mail address: ***sineft@wsnet.ru***

License:
Number: ***01100***
Date of issue: ***08.08.1996***
Date of expiry: ***04.07.2004***
The body that issued the license: ***Federal Commission for the Securities Market***

Date from which the mentioned registrar has kept the Issuer's registered securities files: ***02.04.1994***

**8.7. Information on legislative acts regulating import and export of capital, which may affect payment of dividends, interest and other payments to non-residents.**

***Acts of customs legislation are documents regulating import and export of capital. Enactment No. 573 of September 15, 2003 of the Government "On Approval of Export Customs Duties on Crude Oil and Oil Products ..." increases rates of export duties on crude oil and oil products (from USD 25.1 for 1,000 kg to USD 33.8, from USD 22.6 for 1,000 kg to USD 30.4 respectively). These changes may affect the Company's net profit, which depends on rates of export customs duties on crude oil and oil products.***

**8.8. Description of taxation of income from the Issuer's placed securities.**

***Dividends on ordinary registered non-documentary shares paid by the Company are subject to taxation in compliance with the law of the Russian Federation currently in force. Tax is withheld by the source of income payment, that is the Company, from money to be paid to shareholders. In compliance with the law, the following tax rates are currently used for tax assessment:***

***6%* for legal entities, tax residents of the RF;***

*15% for foreign legal entities (non-residents), gaining income from sources on the territory of the RF;*

*6%* for natural persons, tax residents of the RF;*

*30% for natural persons, gaining income from sources in the RF which are not tax residents of the RF.*

**Total amount of tax on dividends is based on the difference between the amount of dividends to be distributed among shareholders (residents) and the amount of dividends received by a tax agent in the reporting period. Tax amount to be withheld from income of a taxpayer (recipient of dividend) is based on the total amount of tax and shares of each taxpayer in the total amount of dividends.*

*The Company was not selling its own securities during the reporting quarter.*

*Tax is imposed on income from conversion of securities in compliance with the law of the Russian Federation currently in force.*

**8.9. Information on declared (accrued) dividends and on paid dividends on the Issuer's shares; information on the Issuer's bond yield.**

The category of shares: ***ordinary***
The form of shares: ***registered non-documentary***
Dividends on shares of this category (type):

Period: ***1999***
Dividends calculated per share (RUR): ***0.02***
Dividends calculated for all shares in total (RUR): ***714,519,894.1***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***June 30, 2000***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***June 30, 2000, No. 11***
Declared dividend payout period: ***1 year, July 15, 2000 – July 15, 2001***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***714,519,894.1***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2000***
Dividends calculated per share (RUR): ***0.041***
Dividends calculated for all shares in total (RUR): ***1,464,765,788.74***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***May 06, 2001***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 11, 2001, No. 12***
Declared dividend payout period: ***1 year, June 01, 2001 – June 01, 2002***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***

Total amount of dividends paid on all shares of one category (RUR): ***1,464,765,788.74***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2001***
Dividends calculated per share (RUR): ***0.033***
Dividends calculated for all shares in total (RUR): ***1,178,957,849.05***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 30, 2002***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***April 05, 2002, No. 13***
Declared dividend payout period: ***1 year, June 03, 2002– June 02, 2003***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***1,178,957,849.05***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2002***
Dividends calculated per share (RUR): ***0.032***
Dividends calculated for all shares in total (RUR): ***1,143,231,831.87***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2003***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 24, 2003, No. 14***
Declared dividend payout period: ***1 year, June 02, 2003– June 01, 2004 (in conformity with Item 4 of Article 42 of Federal Law No. 120-FZ of August 07, 2001 "On changes and amendments to the Federal Law "On Joint Stock Companies" dividends were paid within 60 days after the date when the resolution on payment had been adopted)***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category: ***no information available on the category of ordinary shares***
Reasons for non-payment (partial payment): ***The reason for partial dividend payment is failure to remit due to unavailability of banking (mailing) details.***

The category of shares: ***preferred***
The type of shares: ***no type***
The form of shares: ***registered non-documentary***
Dividends on shares of this category (type):

Period: ***1999***
Dividends calculated per share (RUR): ***0.086***
Dividends calculated for all shares in total (RUR): ***662,371,849.09***

Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***June 30, 2000***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***June 30, 2000, No. 11***
Declared dividend payout period: ***1 year, July 15, 2000 – July 15, 2001***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***662,371,849.09***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2000***
Dividends calculated per share (RUR): ***0.18***
Dividends calculated for all shares in total (RUR): ***1,386,359,682.3***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***May 06, 2001***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 11, 2001, No. 12***
Declared dividend payout period: ***1 year, June 01, 2001 – June 01, 2002***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***1,386,359,682.3***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2001***
Dividends calculated per share (RUR): ***0.1***
Dividends calculated for all shares in total (RUR): ***770,199,823.5***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 30, 2002***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***April 05, 2002, No. 13***
Declared dividend payout period: ***1 year, June 03, 2002– June 02, 2003***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***770,199,823.5***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2002***
Dividends calculated per share (RUR): ***0.096***
Dividends calculated for all shares in total (RUR): ***739,391,830.62***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2003***

Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 24, 2003, No. 14***
Declared dividend payout period: ***1 year, June 02, 2003– June 01, 2004 (in conformity with Item 4 of Article 42 of Federal Law No. 120-FZ of August 07, 2001 "On changes and amendments to the Federal Law "On Joint Stock Companies" dividends were paid within 60 days after the date when the resolution on payment had been adopted)***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category: ***no information available on the category of preferred shares***
Reasons for non-payment (partial payment): ***The reason for partial dividend payment is failure to remit due to unavailability of banking (mailing) details.***

Total amount of dividends paid on all shares for 2002 (RUR): ***1,868,639,869.31***

**8.10. Other information.**
***The information is not presented in this quarterly report, since no annual financial records were available at the time the document was being drawn up. The information is to be disclosed in the Issuer's quarterly report for the first quarter of 2004.***